As filed with the Securities and Exchange Commission on February 17, 2005

Registration No. 333-119406

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 4 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KULICKE AND SOFFA INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	3674	23-1498399
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2101 Blair Mill Road

Willow Grove, Pennsylvania 19090

(215) 784-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David J. Anderson

Vice President and General Counsel

2101 Blair Mill Road

Willow Grove, Pennsylvania 19090

(215) 784-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

F. Douglas Raymond, III

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, PA 19103-6996

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

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If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

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65,000,000

1% Convertible Subordinated Notes due 2010 and

the Common Stock issuable upon conversion of the Notes

We issued the notes in a private placement in June 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

The notes are convertible, at the option of the holder, at any time on or before the final maturity date into shares of our common stock. The notes are convertible at an initial conversion rate of 77.8743 shares per $1,000 principal amount of notes (equivalent to a conversion price of approximately $12.84 per share), subject to adjustment. We will pay interest on the notes on June 30 and December 30 of each year, beginning on December 30, 2004. The notes will mature on June 30, 2010, unless earlier converted or purchased by us at your option upon a fundamental change.

Your conversion rights may be terminated on or after June 30, 2006. We have five trading days after a “conversion termination trigger event” to notify you that we are terminating your conversion rights. A conversion termination trigger event occurs if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. You may convert your notes at any time on or before the 20th day following the date of our notice of termination of your conversion rights.

Upon a fundamental change relating to Kulicke and Soffa Industries, Inc., each holder of the notes may require us to repurchase all or a portion of the notes for cash at a price equal to the principal amount of such notes, plus accrued but unpaid interest, and liquidated damages, if any, to the date of purchase. In certain circumstances, we will pay a make-whole premium, payable in cash, upon a fundamental change.

The notes are our unsecured subordinated obligations, rank junior in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries.

Our common stock is traded on the Nasdaq National Market under the symbol “KLIC.” On February 16, 2005, the last reported sale price of our common stock was $7.03 per share.

Investing in the securities offered hereby involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or the common stock issuable upon conversion of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 17, 2005

All references in this prospectus to “Kulicke & Soffa,” the “company,” “our,” “us” and “we” refer to Kulicke and Soffa Industries, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities or soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information is accurate or complete. This prospectus summarizes certain documents and other information, and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of this offering and the notes and underlying common stock, including the merits and risks involved.

We are not making any representation to any purchaser of the notes or the underlying common stock regarding the legality of an investment in the notes or the underlying common stock by such purchaser. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in the notes or the underlying common stock.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the safe harbor provisions created by statute. Such forward-looking statements include, but are not limited to, statements that relate to our future revenue, product development, demand forecasts, competitiveness, operating expenses, cash flows, profitability, gross margins and benefits expected as a result of:

•	the projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market, the market for semiconductor packaging materials and the market for test interconnect solutions;

•	the successful operation of our test interconnect business and its expected growth rate; and

•	the projected continuing demand for wire bonders.

Generally, words such as “may,” “will,” “should,” “could,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “continue,” and “believe,” or the negative of or other variations on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans or objectives or projected financial results referred to in any forward-looking statements.

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SUMMARY

This summary contains basic information about us and this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes to our financial statements, before making an investment decision.

We design, manufacture and market capital equipment, packaging materials and test interconnect products as well as service, maintain, repair and upgrade equipment, all used to assemble and/or test semiconductor devices. We are currently the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is currently divided into three product segments:

•	equipment;

•	packaging materials; and

•	wafer and package test interconnect products.

We believe we are the only major supplier to the semiconductor assembly industry that can provide customers with semiconductor wire bonding equipment along with the complementary packaging materials and test interconnect products that actually contact the surface of the customer’s semiconductor devices. We believe that the ability to control all of these assembly related products provides us with a significant competitive advantage and should allow us to develop system solutions to the new technology challenges inherent in assembling and packaging next-generation semiconductor devices.

Kulicke and Soffa Industries, Inc. was incorporated in Pennsylvania in 1956. Our principal offices are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090 and our telephone number is (215) 784-6000. We maintain a website with the address www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Issuer	Kulicke and Soffa Industries, Inc.

Notes Offered	$65 million aggregate principal amount of 1% Convertible Subordinated Notes due June 30, 2010.

Interest	1% per year on the principal amount, payable semi-annually on June 30 and December 30 of each year, beginning on December 30, 2004.

Maturity	June 30, 2010.

Ranking	The notes are subordinated in right of payment to all of our senior indebtedness and are structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. The notes rank equally with our 0.5% Convertible Subordinated Notes due 2008.

As of December 31, 2004, we had senior indebtedness outstanding in the amount of approximately $20.3 million, and our subsidiaries had approximately $88.2 million of liabilities outstanding, excluding liabilities owed to us. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. See “Description of Certain Other Indebtedness.”

Conversion Rights	You may convert each note into shares of our common stock (unless your right to convert is terminated as described under “Termination of Conversion Right” below) at an initial conversion rate of 77.8743 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $12.84 per share, subject to adjustment, at any time on or before the final maturity date.

In addition, if we declare a cash dividend or distribution to all or substantially all of the holders of our common stock (other than a dividend or distribution in connection with our liquidation, dissolution or winding up), the conversion rate will be increased to equal the number determined by multiplying the conversion rate in effect immediately before the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price)
(Pre-Dividend Sale Price – Dividend Adjustment Amount)

“Pre-Dividend Sale Price” means the average of the last reported sale price of our common stock for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of common stock. Upon conversion, the holder will not receive any cash payment representing accrued but unpaid interest or liquidated damages, if any. See “Description of Notes—Conversion of the Notes.”

Termination of Conversion Right	Your conversion rights may be terminated on or after June 30, 2006. We have five trading days after a “conversion termination trigger event” to notify you that we are terminating your conversion rights. A conversion termination trigger event occurs if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. You may convert your notes at any time on or before the 20th day following the date of our notice of termination of your conversion rights. See “Description of Notes—Termination of Conversion Right.”

Sinking Fund	None.

Fundamental Change	If a fundamental change (as described under “Description of Notes—Fundamental Change”) occurs before maturity, you may require us to purchase all or part of your notes for cash at a purchase price equal to 100% of their principal amount, plus accrued but unpaid interest, and liquidated damages, if any, to the date of purchase. In addition, in certain circumstances, we will pay a make-whole premium, payable in cash, upon a fundamental change.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

PORTALSM Trading of Notes	The notes are eligible for trading in The PORTALSM Market of the National Association of Securities Dealers, Inc.

Listing of Common Stock	Our common stock is listed on the Nasdaq National Market under the symbol “KLIC.”

Risk Factors	Investing in the notes and common stock issuable upon conversion of the notes involves risks. See “Risk Factors” and other information contained elsewhere in this prospectus for a description of certain risks you should consider before making an investment decision.

RISK FACTORS

You should carefully consider all of the information contained in this prospectus and the financial statements and other documents summarized in this prospectus, including the risks described below, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently consider less significant may also impair our business operations.

Our business, financial condition, or results of operations could be materially, adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

The semiconductor industry is volatile with sharp periodic downturns and slowdowns

Our operating results are significantly affected by the capital expenditures of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems. Expenditures by semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems depend on the current and anticipated market demand for semiconductors and products that use semiconductors, including personal computers, telecommunications equipment, consumer electronics, and automotive goods. Significant downturns in the market for semiconductor devices or in general economic conditions reduce demand for our products and materially and adversely affect our business, financial condition and operating results.

Historically, the semiconductor industry has been volatile, with periods of rapid growth followed by industry-wide retrenchment. These periodic downturns and slowdowns have adversely affected our business, financial condition and operating results. They have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices. These downturns historically have severely and negatively affected the industry’s demand for capital equipment, including the assembly equipment, the packaging materials and test solutions that we sell.

During the fourth quarter of fiscal 2004, we experienced a 24.2% fall-off in sales compared to our third quarter. The sales fall-off continued into the first quarter of fiscal 2005 as sales were down 21.2% compared to the fourth quarter of fiscal 2004. Based on the sharp decline in sales in the fourth quarter of fiscal 2004 and first quarter of fiscal 2005, we believe the semiconductor industry has entered another downturn. There can be no assurances regarding the length or severity of the current downturn. There can be no assurances regarding levels of demand for our products, and in any case, we believe the historical volatility – both upward and downward – will persist.

We may experience increasing price pressure

Our historical business strategy for many of our products has focused on product performance and customer service rather than on price. The length and severity of the fiscal 2001 – fiscal 2003 economic downturn increased cost pressure on our customers and we have observed increasing price sensitivity on their part. In response, we are actively seeking to reduce our cost structure by moving operations to lower cost areas and by reducing other operating costs. If we are unable to realize prices that allow us to continue to compete on the basis of performance and service, our financial condition and operating results may be materially and adversely affected.

Our quarterly operating results fluctuate significantly and may continue to do so in the future

In the past, our quarterly operating results have fluctuated significantly; we expect that they will continue to fluctuate. Although these fluctuations are partly due to the volatile nature of the semiconductor industry, they also reflect other factors, many of which are outside of our control.

Some of the factors that may cause our revenues and/or operating margins to fluctuate significantly from period to period are:

•	market downturns;

•	the mix of products that we sell because, for example:

•	our test business has lower margins than assembly equipment and packaging materials;

•	some lines of equipment within our business segments are more profitable than others; and

•	some sales arrangements have higher margins than others;

•	the volume and timing of orders for our products and any order postponements;

•	virtually all of our orders are subject to cancellation, deferral or rescheduling by the customer without prior notice and with limited or no penalties;

•	changes in our pricing, or that of our competitors;

•	higher than anticipated costs of development or production of new equipment models;

•	the availability and cost of the components for our products;

•	unanticipated delays in the introduction of our new products and upgraded versions of our products and market acceptance of these products when introduced;

•	customers’ delay in purchasing our products due to customer anticipation that we or our competitors may introduce new or upgraded products; and

•	our competitors’ introduction of new products.

Many of our expenses, such as research and development, selling, general and administrative expenses and interest expense, do not vary directly with our net sales. Our research and development efforts include long-term projects lasting a year or more, which require significant investments. In order to realize the benefits of these projects, we believe that we must continue to fund them during periods when our net sales have declined. As a result, a decline in our net sales would adversely affect our operating results. In addition, if we were to incur additional expenses in a quarter in which we did not experience comparable increased net sales, our operating results would decline. In a downturn, we may have excess inventory, which is required to be written off. Some of the other factors that may cause our expenses to fluctuate from period-to-period include:

•	the timing and extent of our research and development efforts;

•	severance, resizing and other costs of relocating facilities;

•	inventory write-offs due to obsolescence; and

•	inflationary increases in the cost of labor or materials.

Because our revenues and operating results are volatile and difficult to predict, we believe that consecutive period-to-period comparisons of our operating results may not be a good indication of our future performance.

We may not be able to rapidly develop, manufacture and gain market acceptance of new and enhanced products required to maintain or expand our business

We believe that our continued success depends on our ability to continuously develop and manufacture new products and product enhancements on a timely and cost-effective basis. We must timely introduce these products and product enhancements into the market in response to customers’ demands for higher performance assembly equipment, leading-edge materials and for test solutions customized to address rapid technological advances in integrated circuits and capital equipment designs. Our competitors may develop new products or enhancements to their products that offer performance, features and lower prices that may render our products less competitive. The development and commercialization of new products requires significant capital expenditures over an extended period of time, and some products that we seek to develop may never become profitable. In addition, we may not be able to develop and introduce products incorporating new technologies in a timely manner that will satisfy our customers’ future needs or achieve market acceptance.

Most of our sales and a substantial portion of our manufacturing operations are located outside of the United States, and we rely on independent foreign distribution channels for certain product lines; all of which subject us to risks from changes in trade regulations, currency fluctuations, political instability and war

Approximately 83% of our net sales for the three months ending December 31, 2004, 86% of our net sales for fiscal 2004 and 80% of our net sales for fiscal 2003 were attributable to sales to customers for delivery outside of the United States, in particular to customers in the Asia/Pacific region. We expect this trend to continue. Thus, our future performance will depend, in significant part, on our ability to continue to compete in foreign markets, particularly in Asia/Pacific. These economies have been highly volatile, resulting in significant fluctuation in local currencies, and political and economic instability. These conditions may continue or worsen, which may materially and adversely affect our business, financial condition and operating results.

We also rely on non-United States suppliers for materials and components used in our products, and most of our manufacturing operations are located in countries other than the United States. We manufacture our automatic ball bonders and bonding wire in Singapore, we manufacture capillaries in Israel and China, bonding wire in Switzerland, test products in Taiwan, China, France, and we have sales, service and support personnel in China, Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Europe. We also rely on independent foreign distribution channels for certain of our product lines. As a result, a major portion of our business is subject to the risks associated with international, and particularly Asia/Pacific, commerce, such as:

•	risks of war and civil disturbances or other events that may limit or disrupt markets;

•	expropriation of our foreign assets;

•	longer payment cycles in foreign markets;

•	international exchange restrictions;

•	restrictions on the repatriation of our assets, including cash;

•	the difficulties of staffing and managing dispersed international operations;

•	possible disagreements with tax authorities regarding transfer pricing regulations;

•	the difficulties of staffing and managing dispersed internation operations;

•	episodic events outside our control such as, for example, the outbreak of Severe Acute Respiratory Syndrome;

•	tariff and currency fluctuations;

•	changing political conditions;

•	labor conditions and costs;

•	foreign governments’ monetary policies and regulatory requirements;

•	less protective foreign intellectual property laws; and

•	legal systems which are less developed and which may be less predictable than those in the United States.

Because most of our foreign sales are denominated in United States dollars, an increase in value of the United States dollar against foreign currencies, particularly the Japanese yen, will make our products more expensive than those offered by some of our foreign competitors. Our ability to compete overseas in the future may be materially and adversely affected by a strengthening of the United States dollar against foreign currencies.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures could have a material adverse impact on our financial results and cash flows. Historically, our primary exposures have related to (net) receivables denominated in currencies other than a foreign subsidiaries’ functional currency, and remeasurement of our foreign subsidiaries’ net monetary assets from the subsidiaries’ local currency into the subsidiaries’ functional currency (the U.S. dollar). In general, an increase in the value of the U.S. dollar could require certain of our foreign subsidiaries to record translation and remeasurement gains. Conversely, a decrease in the value of the U.S. dollar could require certain of our foreign subsidiaries to record losses on translation and remeasurement. An increase in the value of the dollar could increase the cost to our customers of our products in those markets outside the United States where we sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials. Currently, we do not enter into foreign exchange forward contracts or other instruments designed to minimize the short-term impact of foreign currency fluctuations on our business. In the future, we may enter into such instruments or other arrangements. Our attempts to hedge against these risks may not be successful and may result in a material adverse impact on our financial results and cash flows. Because we have significant assets, including cash, outside the United States, those assets are subject to risks of seizure, and it may be difficult to repatriate them, and repatriation may result in the payment by us of significant foreign and United States taxes.

Our international operations also depend upon a favorable trade relations between the United States and those foreign countries in which our customers, subcontractors, and materials suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

We may not be able to consolidate manufacturing facilities without incurring unanticipated costs and disruptions to our business

In an effort to further reduce our cost structure, we have initiated a process of closing some of our manufacturing facilities and expanding others. We may incur significant and unexpected costs, delays and disruptions to our business during this consolidation process. Because of unanticipated events, including the actions of governments, employees or customers, we may not realize the synergies, cost reductions and other benefits of any consolidation to the extent or within the timeframe that we currently expect.

Our business depends on attracting and retaining management, marketing and technical employees

As with many other technology companies, our future success depends on our ability to hire and retain qualified management, marketing and technical employees. In particular, we periodically experience shortages of technical personnel. If we are unable to continue to attract and retain the managerial, marketing and technical personnel we require, our business, financial condition and operating results could be materially and adversely affected.

Difficulties in forecasting demand for our product lines may lead to periodic inventory shortages or excesses

We typically operate our business with a relatively short backlog. As a result, we sometimes experience inventory shortages or excesses. We generally order supplies and otherwise plan our production based on internal forecasts of demand. We have in the past, and may again in the future, fail to forecast accurately demand for our products, in terms of both volume and configuration for either our current or next-generation wire bonders. This has led to and may in the future lead to delays in product shipments or, alternatively, an increased risk of inventory obsolescence. If we fail to forecast accurately demand for our products, including assembly equipment, packaging materials and test solutions, our business, financial condition and operating results may be materially and adversely affected.

Advanced packaging technologies other than wire bonding may render some of our products obsolete

Advanced packaging technologies have emerged that may improve device performance or reduce the size of an integrated circuit package, as compared to traditional die and wire bonding. These technologies include flip chip and chip scale packaging. Some of these advanced technologies eliminate the need for wires to establish the electrical connection between a die and its package. The semiconductor industry may, in the future, shift a significant part of its volume into advanced packaging technologies, such as those discussed above, which do not employ our products. If a significant shift to advanced packaging technologies were to occur, demand for our wire bonders and related packaging materials may be materially and adversely affected.

Because a small number of customers account for most of our sales, our revenues could decline if we lose a significant customer

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems purchasing a substantial portion of our semiconductor assembly equipment, packaging materials and test solutions. Sales to a relatively small number of customers account for a significant percentage of our net sales. In the three months ending December 31, 2004, fiscal 2004 and fiscal 2003, sales to Advanced Semiconductor Engineering, our largest customer, accounted for 17%, 17% and 13%, respectively, of our net sales.

We expect that sales of our products to a small number of customers will continue to account for a high percentage of our net sales for the foreseeable future. Thus, our business success depends on our ability to maintain strong relationships with our important customers. Any one of a number of factors could adversely affect these relationships. If, for example, during periods of escalating demand for our equipment, we were unable to add inventory and production capacity quickly enough to meet the needs of our customers, they may turn to other suppliers making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet production or delivery schedules, particularly during a period of escalating demand, our relationships with our key customers could be adversely affected. If we lose orders from a significant customer, or if a significant customer reduces its orders substantially, these losses or reductions may materially and adversely affect our business, financial condition and operating results.

We depend on a small number of suppliers for raw materials, components and subassemblies. If our suppliers do not deliver their products to us, we would be unable to deliver our products to our customers

Our products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and subassemblies and we rely on sole source suppliers for some important components and raw materials, including gold. As a result, we are exposed to a number of significant risks, including:

•	lack of control over the manufacturing process for components and subassemblies;

•	changes in our manufacturing processes, in response to changes in the market, which may delay our shipments;

•	our inadvertent use of defective or contaminated raw materials;

•	the relatively small operations and limited manufacturing resources of some of our suppliers, which may limit their ability to manufacture and sell subassemblies, components or parts in the volumes we require and at acceptable quality levels and prices;

•	reliability or quality problems with certain key subassemblies provided by single source suppliers as to which we may not have any short term alternative;

•	shortages caused by disruptions at our suppliers and subcontractors for a variety of reasons, including work stoppage or fire, earthquake, flooding or other natural disasters;

•	delays in the delivery of raw materials or subassemblies, which, in turn, may delay our shipments; and

•	the loss of suppliers as a result of the consolidation of suppliers in the industry.

If we are unable to deliver products to our customers on time for these or any other reasons; if we are unable to meet customer expectations as to cycle time; or if we do not maintain acceptable product quality or reliability, our business, financial condition and operating results may be materially and adversely affected.

Our test division and our diversification presents significant management and operating challenges

During fiscal 2001, we acquired two companies that design and manufacture test solutions, Cerprobe Corporation and Probe Technology Corporation, and combined their operations to create our test division. Since its acquisition in 2001, this division has not performed to our expectations. Problems have included difficulties in rationalizing duplicate products and facilities, and in integrating these acquisitions. Our plan to correct these problems centers on the following steps: standardize production processes between the various test manufacturing sites, create and ramp production of our highest volume products in a new lower cost site in China and/or outsource production where appropriate, then rationalize excess capacity by converting existing higher cost, low volume manufacturing sites to service centers. If we are unable to successfully implement this plan, our operating margins and results of operations will continue to be adversely affected by the performance of our test division.

More generally, our diversification strategy has increased demands on our management, financial resources and information and internal control systems. Our success will depend, in part, on our ability to manage and integrate our test division and our equipment and packaging materials businesses and to continue successfully to implement, improve and expand our systems, procedures and controls. If we fail to integrate our businesses successfully or to develop the necessary internal procedures to manage diversified businesses, our business, financial condition and operating results may be materially and adversely affected.

We may from time to time in the future seek to expand our business through acquisition. In that event, the success of any such acquisition will depend, in part, on our ability to integrate and finance (on acceptable terms) the acquisition.

We may be unable to continue to compete successfully in the highly competitive semiconductor equipment, packaging materials and test solutions industries

The semiconductor equipment, packaging materials and test solutions industries are very competitive. In the semiconductor equipment and test solutions markets, significant competitive factors include performance, quality, customer support and price. In the semiconductor packaging materials industry, competitive factors include price, delivery and quality.

In each of our markets, we face competition and the threat of competition from established competitors and potential new entrants, some of which have or may have significantly greater financial, engineering, manufacturing and marketing resources than we have. Some of these competitors are Asian and European companies that have had and may continue to have an advantage over us in supplying products to local customers who appear to prefer to purchase from local suppliers, without regard to other considerations.

We expect our competitors to improve their current products’ performance, and to introduce new products and materials with improved price and performance characteristics. Our competitors may independently develop technology that is similar to or better than ours. New product and materials introductions by our competitors or by new market entrants could hurt our sales. If a particular semiconductor manufacturer or subcontract assembler selects a competitor’s product or materials for a particular assembly operation, we may not be able to sell products or materials to that manufacturer or assembler for a significant period of time because manufacturers and assemblers sometimes develop lasting relations with suppliers, and assembly equipment in our industry often goes years without requiring replacement. In addition, we may have to lower our prices in response to price cuts by our competitors, which may materially and adversely affect our business, financial condition and operating results. We cannot assure you that we will be able to continue to compete in these or other areas in the future. If we cannot compete successfully, we could be forced to reduce prices, and could lose customers and market share and experience reduced margins and profitability.

Our success depends in part on our intellectual property, which we may be unable to protect

Our success depends in part on our proprietary technology. To protect this technology, we rely principally on contractual restrictions (such as nondisclosure and confidentiality provisions) in our agreements with employees, subcontractors, vendors, consultants and customers and on the common law of trade secrets and proprietary “know-how.” We also rely, in some cases, on patent and copyright protection. We may not be successful in protecting our technology for a number of reasons, including the following:

•	employees, subcontractors, vendors, consultants and customers may violate their contractual agreements, and the cost of enforcing those agreements may be prohibitive, or those agreements may be unenforceable or more limited than we anticipate;

•	foreign intellectual property laws may not adequately protect our intellectual property rights;

•	our patent and copyright claims may not be sufficiently broad to effectively protect our technology; our patents or copyrights may be challenged, invalidated or circumvented; or we may otherwise be unable to obtain adequate protection for our technology.

In addition, our partners and alliances may also have rights to technology that we develop. We may incur significant expense to protect or enforce our intellectual property rights. If we are unable to protect our intellectual property rights, our competitive position may be weakened.

Third parties may claim we are infringing on their intellectual property, which could cause us to incur significant litigation costs or other expenses, or prevent us from selling some of our products

The semiconductor industry is characterized by rapid technological change, with frequent introductions of new products and technologies. Industry participants often develop products and features similar to those introduced by others, creating a risk that their products and processes may give rise to claims that they infringe on the intellectual property of others. We may unknowingly infringe on the intellectual property rights of others and incur significant liability for that infringement. If we are found to have infringed on the intellectual property rights of others, we could be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing or re-engineering our products or processes to avoid infringing the rights of others may be costly, impractical or time consuming.

Occasionally, third parties assert that we are, or may be, infringing on or misappropriating their intellectual property rights. In these cases, we will defend against claims or negotiate licenses where we consider these actions appropriate. Intellectual property cases are uncertain and involve complex legal and factual questions. If we become involved in this type of litigation, it could consume significant resources and divert our attention from our business.

Some of our customers are parties to litigation brought by the Lemelson Medical, Education and Research Foundation Limited Partnership (“Lemelson”), in which Lemelson claims that certain manufacturing processes used by those customers infringe patents held by Lemelson. We have never been named a party to any such litigation. Some customers have requested that we indemnify them to the extent their liability for these claims arises from use of our equipment. We do not believe that products sold by us infringe valid Lemelson patents. If a claim for contribution were to be brought against us, we believe we would have valid defenses to assert and also would have rights to contribution and claims against our suppliers. We have not incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim to date and we do not believe that these claims will materially and adversely affect our business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and we cannot assure you that the resolution of any such claim would not materially and adversely affect our business, financial condition and operating results.

We may be materially and adversely affected by environmental and safety laws and regulations

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous material, investigation and remediation of contaminated sites and the health and safety of our employees. Increasingly, public attention has focused on the environmental impact of manufacturing operations and the risk to neighbors of chemical releases from such operations.

Proper waste disposal plays an important role in the operation of our manufacturing plants. In many of our facilities we maintain wastewater treatment systems that remove metals and other contaminants from process wastewater. These facilities operate under permits that must be renewed periodically. A violation of those permits may lead to revocation of the permits, fines, penalties or the incurrence of capital or other costs to comply with the permits, including potential shutdown of operations.

In the future, existing or new land use and environmental regulations may: (1) impose upon us the need for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations, (3) subject us to liability for, among other matters, remediation, and/or (4) cause us to curtail our operations. We cannot assure you that any costs or liabilities associated with complying with these environmental laws will not materially and adversely affect our business, financial condition and operating results.

We have significant intangible assets and goodwill, which we are required to evaluate annually

In fiscal 2002 and 2003, we recorded substantial write-downs of goodwill. However, our financial statements continue to reflect significant intangible assets and goodwill. We are required to perform an impairment test at least annually to support the carrying value of goodwill and intangible assets. Should we be required to recognize additional intangible or goodwill impairment charges, our financial condition would be adversely affected.

Anti-takeover provisions in our articles of incorporation and bylaws, and under Pennsylvania law may discourage other companies from attempting to acquire us

Some provisions of our articles of incorporation and bylaws and of Pennsylvania law may discourage some transactions where we would otherwise experience a fundamental change. For example, our articles of incorporation and bylaws contain provisions that:

•	classify our board of directors into four classes, with one class being elected each year;

•	permit our board to issue “blank check” preferred stock without stockholder approval; and

•	prohibit us from engaging in some types of business combinations with a holder of 20% or more of our voting securities without super-majority board or stockholder approval.

Further, under the Pennsylvania Business Corporation Law, because our bylaws provide for a classified board of directors, stockholders may remove directors only for cause. These provisions and some other provisions of the Pennsylvania Business Corporation Law could delay, defer or prevent us from experiencing a fundamental change and may adversely affect our common stockholders’ voting and other rights.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, or other acts of violence or war may affect the markets in which we operate and our profitability

Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our primary facilities include administrative, sales and R&D facilities in the United States and manufacturing facilities in the United States, Israel, Singapore and China. Also, these attacks have disrupted the global insurance and reinsurance industries with the result that we may not be able to obtain insurance at historical terms and levels for all of our facilities. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. The existing conflicts in Afghanistan and Iraq, and particularly in Israel, where we maintain a manufacturing facility, or any broader conflict, could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

We have historically used broad based employee stock option programs to hire, incentivize and retain our workforce. Currently, Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” with a pro forma disclosure of the impact on net income of using the fair value recognition method. We have elected to apply APB 25 and accordingly, we do not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our common stock on the date of grant.

In December 2004, the Financial Accounting Standards Board (“FASB”) concluded that SFAS No. 123R, “Share-Based Payment,” will be effective for public companies for interim or annual periods beginning after June 15, 2005. Under SFAS No. 123R, companies must expense the fair value of employee stock options and similar awards as of the date the company grants the awards to employees. The expense would be recognized over the vesting period for each option and adjusted for actual forfeitures that occur before vesting.

We are currently assessing each of the three transition methods offered by FAS 123R and believes the adoption of FAS 123R will have a material impact on our consolidated statement financial statements regardless of the method selected. In addition, this could negatively impact our ability to utilize employee stock plans to recruit and retain employees and could result in a competitive disadvantage to us in the employee marketplace.

Failure to receive shareholder approval for additional employee stock options and other equity compensation may adversely affect our ability to hire and retain employees.

Currently, we do not have an employee equity compensation plan in place that would allow us to issue meaningful additional equity compensation to employees. Our Board of Directors approved an equity stock compensation plan and recommended the plan to shareholders for approval at our 2005 Annual Shareholder Meeting. The shareholders did not approve the plan. If we do not receive shareholder approval of a new plan at our 2006 Annual Shareholder Meeting that provides for a sufficient number and type of awards, our ability to hire and retain employees may be adversely affected. In an effort to remain competitive in the employee marketplace, we may have no alternative but to increase employees’ cash compensation, which may have an adverse impact on our financial condition and operating results.

Section 404 of the Sarbanes-Oxley Act of 2002 and related rules adopted by the Securities and Exchange Commission require us to evaluate the adequacy of our internal controls over financial reporting

The Securities and Exchange Commission has adopted rules requiring public companies to include a report of management on internal controls over financial reporting in their annual reports on Form 10-K. The report of management must contain an assessment by management of the effectiveness of the Company’s internal controls over financial reporting. In addition, the Company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the internal controls over financial reporting. These requirements will first apply to our Annual Report on Form 10-K for the fiscal year ending September 30, 2005. We are currently evaluating our internal controls over financial reporting in order to ensure compliance with Section 404 and related SEC rules. If our independent registered public accounting firm is not satisfied with our internal controls over financial reporting or the level at which these controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then the firm may decline to attest to management’s assessment or may issue a report that is qualified. This could cause investors to lose confidence in the reliability of our financial statements, which could negatively impact the market price of our common stock.

Risks Relating to an Investment in the Notes and our Common Stock

We may be unable to generate enough cash to service our debt

Our ability to make payments on our indebtedness and to fund planned capital expenditures and other activities will depend on our ability to generate cash in the future. If our convertible debt is not converted to our common shares, we will be required to make annual cash interest payments of $1.7 million in each of fiscal years 2005 through 2008, $821 thousand in fiscal 2009 and $488 thousand in fiscal 2010 on our aggregate $270 million of convertible subordinated debt. Principal payments of $205.0 million and $65.0 million on the convertible subordinated debt are due in fiscal 2009 and 2010, respectively. Our ability to make payments on our indebtedness is affected by the volatile nature of our business, and general economic, competitive and other factors that are beyond our control. Our indebtedness poses risks to our business, including that:

•	we must use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions, product development and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us; and

•	our level of indebtedness may make us more vulnerable to economic or industry downturns.

We cannot assure you that our business will generate cash in an amount sufficient to enable us to service interest, principal and other payments on our debt, including the notes, or to fund our other liquidity needs.

We are not restricted under the agreements governing our existing indebtedness from incurring additional debt in the future. If new debt is added to our current levels, our leverage and our debt service obligations would increase and the related risks described above could intensify.

Our stock price has been and is likely to continue to be highly volatile, which may significantly affect the trading price of the notes

In recent years, the price of our common stock has fluctuated greatly. These price fluctuations have sometimes been rapid and severe. Fluctuations in the trading price of our common stock will affect the trading price of the notes. The price of our common stock may continue to fluctuate greatly in the future due to a variety of factors, including:

•	quarter to quarter variations in our operating results;

•	differences in our revenue or earnings from levels expected by securities analysts as well as changes in their recommendations;

•	changes in the ratings of our notes;

•	announcements of technological innovations or new products by us or other companies; and

•	slowdowns or downturns in the semiconductor industry.

One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market, which could adversely affect your investment as well as our business and financial operations.

The price of our common stock also could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity that may develop involving our common stock as a result of the issuance of the notes. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock, and the new equity securities that we may issue could include preferred stock that may have rights and preferences that are superior to the rights of holders of our common stock

The issuance of additional equity securities or securities convertible into equity securities will result in dilution of existing stockholders’ equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to an aggregate of 200 million shares of common stock, of which approximately 51.4 million shares were outstanding as of December 31, 2004. We are also authorized to issue, without stockholder approval, securities convertible into either shares of common stock or preferred stock.

We do not expect to pay dividends on our common stock in the foreseeable future

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

Our obligations under the notes are unsecured and subordinated to all of our existing and future senior debt

Our obligations under the notes are unsecured and rank junior in priority of payment to all of our present and future senior debt. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full before any payment may be made with respect to the notes. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all holders of our other subordinated indebtedness in the assets remaining after we have paid all of our senior debt. In addition, upon a payment default with respect to designated senior debt, a covenant default entitling designated senior debt to accelerate or upon acceleration of the notes, the holders of our senior debt will be entitled to be paid before any payment will be made on the notes or on our 0.5% Convertible

Subordinated Notes due 2008. As of December 31, 2004, we had senior indebtedness outstanding in the amount of approximately $20.3 million. We also have or may incur new or additional obligations under letters of credit, guarantees, foreign exchange contracts or in other obligations contracts that would be senior to our obligations under the notes. The notes and the related indenture do not limit our ability, or our subsidiaries’ ability, to incur additional indebtedness, liabilities and obligations.

We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Creditors of our subsidiaries will get paid before you will get paid

Substantially all of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the cash flows of our subsidiaries to meet our debt obligations, including our obligations under the notes. The notes are not guaranteed by our subsidiaries and, consequently, our subsidiaries are not obligated or required to pay any amounts pursuant to the notes or to make funds available to us in the form of dividends or advances. In the future, we may change some portion of our business that we operate through our subsidiaries. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings, subject to statutory restrictions and possibly restricted by the contractual obligations of our subsidiaries.

In addition, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary’s bankruptcy, liquidation, reorganization or similar proceeding, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the notes are structurally subordinated to all existing and future indebtedness and other liabilities and obligations, including trade payables, of our subsidiaries, if any. Therefore, holders of the notes should look only to our assets for payments on the notes. The notes and the related indenture do not limit the ability of any our subsidiaries to incur additional indebtedness, liabilities or obligations. As of December 31, 2004, our subsidiaries had approximately $88.2 million of liabilities outstanding, excluding inter-company liabilities.

If we terminate your right to convert your notes, you will have no right to receive shares of our common stock under the indenture, the value of the notes may decline and your investment may be adversely affected

Your conversion rights may be terminated on or after June 30, 2006. We have five trading days after a “conversion termination trigger event” to notify you that we are terminating your conversion rights. A conversion termination trigger event occurs if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. You may convert your notes at any time on or before the 20th day following the date of our notice of termination of your conversion rights. If you fail to convert your notes on or before the 20th day following the date of the notice, your right to convert the notes will terminate, you will thereafter have no rights to receive shares of our common stock under the indenture and the conversion provisions of the indenture will no longer be in effect. If you fail to convert your notes before termination of your right to convert, the value of your notes may decline and your investment may be adversely affected. See “Description of Notes—Termination of Conversion Right.”

If we experience a fundamental change, we may be unable to purchase your notes as required under the indenture

Upon a fundamental change, as defined in the indenture, you will have the right to require us to purchase your notes for cash. A fundamental change would also require that we offer to purchase for cash our

0.5% Convertible Subordinated Notes due 2008. If we experience a fundamental change and do not have sufficient funds to pay the purchase price for all of the notes tendered, this would constitute an event of default under the indenture governing the notes. In addition, a fundamental change may be prohibited or limited by, or create an event of default under, other agreements relating to borrowings that we may enter into from time to time, which are likely to be senior indebtedness. Therefore, a fundamental change at a time when we cannot pay for your notes that are tendered as a result of such fundamental change could result in your receiving substantially less than the principal amount of the notes. See “Description of Notes—Fundamental Change” and “—Subordination of the Notes.”

The notes are not protected by restrictive covenants

The indenture governing the notes does not contain any financial or operating controls or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. For example, the indenture does not restrict our ability in the future to enter into credit facilities that are senior to the notes. Also, the indenture does not contain covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us, except to the extent described under “Description of Notes—Fundamental Change.”

In certain circumstances this registration statement may not be used to resell the notes and the common stock issuable upon their conversion; there is no prior public market for the notes, if an active trading market does not develop for the notes you may not be able to resell them

The notes and the common stock issuable upon conversion of the notes may only be offered or sold pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement, such as the registration statement of which this prospectus forms a part. We may suspend the use of this registration statement for up to 45 days in any 3 month period or 90 days in any 12 month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We also are permitted to suspend the use of the registration statement for up to 60 days in any 3 month period under certain circumstances relating to possible acquisitions, financings or similar transactions or reviews by the SEC of our filings. We cannot assure you that we, or events beyond our control, will not result in our suspending our registration of the notes or the common stock. Currently, there is no public market for the notes and we cannot assure you that an active trading market will ever develop for the notes. We also cannot assure you of the pricing at which you will be able to sell your notes if you are able to sell them at all. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing of the notes on any securities exchange.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, if we propose an amendment to our articles of incorporation requiring shareholder approval, and the record date for determining the shareholders of record entitled to vote on the amendment occurs before delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock effected by the amendment, if adopted.

The conversion rate of the notes will not be adjusted for all dilutive events

The conversion rate of the notes is subject to adjustment for certain limited events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions and combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers. See “Description of Notes—Conversion of the Notes.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash that may adversely affect the trading price of the notes or the common stock. We cannot assure you that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

The notes may not be rated or may receive a lower rating than anticipated

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by the investors, or reduces its rating in the future, the market price of the notes and our common stock would be harmed.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Years Ended September 30,					Three months ended December 31, 2004
	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	18X	—	—	—	6X	—

These computations include us and our consolidated subsidiaries. These ratios are computed by dividing (a) income (loss) before taxes from continuing operations plus fixed charges and equity in loss of joint ventures by (b) fixed charges, which includes interest expense plus the portion of rent expense under operating leases we deem to be representative of the interest factor and amortization of debt issue costs.

We would have had to generate additional earnings of $77.9 million in fiscal 2001, $233.6 million in fiscal 2002, $46.4 million in fiscal 2003 and $5.3 million in the three months ended December 31, 2004 to achieve a ratio of 1:1.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the Nasdaq National Market under the symbol “KLIC.” The following table sets forth, for the periods indicated, the range of high and low per share sale prices for our common stock. On February 16, 2005, the last reported sale price of our common stock was $7.03 per share.

	Common Stock Price
	High	Low
Year ended September 30, 2003:
First Quarter	$6.74	$1.91
Second Quarter	7.59	4.39
Third Quarter	8.00	4.61
Fourth Quarter	13.25	5.99
Year ended September 30, 2004:
First Quarter	$17.20	$10.83
Second Quarter	16.72	10.51
Third Quarter	12.80	9.61
Fourth Quarter	10.95	4.80
Year ended September 30, 2005:
First Quarter	$9.30	$5.70
Second Quarter (as of February 16, 2005)	$8.68	$5.90

As of December 31, 2004, we had approximately 533 stockholders of record.

DIVIDEND POLICY

The payment of dividends on our common stock is within the discretion of our board of directors. We have not historically paid cash dividends on our common stock and we do not expect to declare cash dividends on our common stock in the near future. We intend to retain earnings to finance the growth of our business.

CAPITALIZATION

The following table shows our unaudited cash, cash equivalents and short-term investments, and capitalization as of December 31, 2004 on an actual basis. This table should be read in conjunction with our financial statements, related notes and the other information included or referred to in this prospectus.

As of December 31, 2004
Cash, cash equivalents and short-term investments	$107,420

Restricted cash	3,497

Short-term obligations:
Current portion of long-term debt	$42

Long-term obligations:
1% Convertible Subordinated Notes due 2010	65,000
0.5% Convertible Subordinated Notes due 2008	205,000
Bank borrowings, net of current portion	—
Capitalized leases, net of current position	602
Other long-term liabilities	46,900

Total long-term obligations	317,502

Stockholders’ equity:
Preferred Stock, without par value; 5 million shares authorized; none issued or outstanding	—
Common Stock, without par value; 200 million shares authorized; 51,370,822 issued and outstanding(1)	214,960
Retained Deficit	(147,103)
Accumulated other comprehensive loss	(4,057)

Total Stockholders’ Equity	63,800

Total Capitalization	$381,344

(1)	Excludes (i) 11.7 million shares as of December 31, 2004 issuable upon exercise of outstanding stock options, (ii) 10.1 million shares issuable upon conversion of the 0.5% Convertible Subordinated Notes due 2008 and (iii) 5.1 million shares issuable upon conversion of the notes.

BUSINESS

We design, manufacture and market capital equipment, packaging materials and test interconnect products as well as service, maintain, repair and upgrade equipment, all used to assemble and/or test semiconductor devices. We are currently the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is currently divided into three product segments:

•	equipment;

•	packaging materials; and

•	wafer and package test interconnect products.

We completed the divestiture of our former advanced packaging technologies segment in February 2004.

Our goal is to be both the technology leader and the lowest cost supplier in each of our major lines of business. We believe we are the only major supplier to the semiconductor assembly industry that can provide customers with semiconductor wire bonding equipment along with the complementary packaging materials and test interconnect products that actually contact the surface of the customer’s semiconductor devices. We believe that the ability to control all of these assembly related products provides us with a significant competitive advantage, and should allow us to develop system solutions to the new technology challenges inherent in assembling and packaging next-generation semiconductor devices.

The semiconductor industry has been historically volatile, with periods of rapid growth followed by downturns. In response to recent downturns, we shifted our strategy, focusing on our larger, more established product lines, and divesting or discontinuing smaller or more speculative businesses. Additionally, we continuously seek to further reduce our cost structure by moving operations to lower cost areas, moving away from non-core businesses, and increasing productivity. We believe the historical volatility of the semiconductor industry—both upward and downward—will persist.

Kulicke and Soffa Industries, Inc. was incorporated in Pennsylvania in 1956. Our principal offices are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090 and our telephone number is (215) 784-6000. We maintain a website with the address www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing. We make available free of charge (other than an investor’s own Internet access charges) on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports, as soon as reasonably practicable after the material is electronically filed with or otherwise furnished to the Securities and Exchange Commission.

Products and Services

We offer a range of wire bonding equipment and spare parts, packaging materials, and test interconnect products. Set forth below is a table listing the net sales from continuing operations for each business segment for our fiscal years ended September 30, 2002, 2003, and 2004 and our quarters ended December 31, 2003 and 2004:

	(in thousands) Fiscal Year Ended September 30,			(in thousands) Three months ended December 31
	2002	2003(1)	2004	2003	2004
	Net Sales	Net Sales	Net Sales	Net Sales	Net Sales
Equipment	$169,469	$198,447	$361,244	$81,080	$29,349
Packaging materials	157,176	174,471	234,690	49,508	64,018
Test interconnect	114,698	104,882	121,877	23,281	22,954
Other(2)	222	135	—	—	—

	$441,565	$477,935	$717,811	$153,869	$116,321

(1)	In the fourth quarter of fiscal 2003, we sold the assets related to the saw and hard material blade businesses that were part of the equipment segment and packaging materials segment, respectively. Those businesses together had fiscal 2003 revenue of $11.3 million.

(2)	Comprised of sales associated with our substrate business that was closed in fiscal 2002.

Our equipment sales are highly volatile, based on the semiconductor industry’s need for new capability and capacity, whereas packaging materials and test interconnect sales in general tend to be more stable, following the trend of total semiconductor unit production.

Equipment

We manufacture and market a line of wire bonders, which are used to connect very fine wires, typically made of gold, aluminum or copper, between the bond pads of a semiconductor die and the leads on the integrated circuit (IC) package to which the die has been attached. We believe that our wire bonders offer competitive advantages by providing customers with high productivity/throughput and superior package quality/process control. In particular, our machines are capable of performing very fine pitch bonding as well as creating the sophisticated wire loop shapes that are needed in the assembly of advanced semiconductor packages. Our principal products are:

Ball Bonders. Automatic IC ball bonders represent a large majority of our semiconductor equipment business. As part of our competitive strategy, we have been introducing new models of IC ball bonders every 15 to 24 months, with each new model designed to increase both productivity and process capability compared to its predecessor. In May 2002, we began marketing the Maxum ™ IC ball bonder, which offered up to 20% more productivity than its predecessor. In the second quarter of fiscal 2004, we began shipping the Maxum Plus ™ to customers offering further productivity increases, as well as process capability improvements. In addition, in January of 2003, we began shipping the Nu-Tek ™ , a new automatic wire bonder optimized for low lead count ICs and discrete device applications, which are both segments of the market where we had not previously participated.

Specialty Wire Bonders. We also produce other models of wire bonders, targeted at specific market niches, including: the Model 8098, a large area ball bonder designed for wire bonding hybrid, chip on board, and other large area applications; the WaferPRO Plus™ , for wafer level bumping for area array applications; the Triton RDA ™ , a wedge bonder designed for ribbon bonding; and the Model 8090, a large area wedge bonder. We also manufacture and market a line of manual wire bonders.

We believe that our industry knowledge and technical experience have positioned us to deliver innovative, customer-specific offerings that reduce the cost of owning our equipment over its useful life. In response to customer trends in outsourcing packaging requirements, we provide repair and maintenance services, a variety of equipment upgrades, machine and component rebuild activities and expanded customer training through our customer operations group.

Packaging Materials

We manufacture and market a range of semiconductor packaging materials and expendable tools for the semiconductor assembly market, including very fine gold, aluminum and copper wire, capillaries, wedges, die collets and saw blades, all of which are used in packaging and assembly processes. Our packaging materials are designed for use on both our own and our competitors’ assembly equipment. A wire bonder uses a capillary or wedge tool and bonding wire much like a sewing machine uses a needle and thread. Our principal products are:

Bonding Wire. We manufacture very fine gold, aluminum and copper wire used in the wire bonding process. This wire is bonded to the chip surface and package substrate by the wire bonder and becomes a permanent part of the customer’s semiconductor package. We produce wire to a wide range of specifications, which can satisfy most wire bonding applications across the spectrum of semiconductor packages.

Expendable Tools. Our expendable tools include a wide variety of capillaries, wedges, die collets and wafer saw blades. The capillaries and wedges actually attach the wire to the semiconductor chip, allow a precise amount of wire to be fed out to form a permanent wire loop, then attach the wire to the package substrate, and finally cut the wire so that the bonding process can be repeated again. Die collets are used to pick up and place die into packages before the wire bonding process begins. Our hub blades are used to cut silicon wafers into individual semiconductor die.

Test Interconnect

We offer a broad range of fixtures used to temporarily contact a semiconductor device while it is still in the wafer format (wafer probing), thereby providing electrical connections to automatic test equipment. We also offer test sockets used to test the final semiconductor package (package or final testing). Our principal test interconnect products are:

Probe cards. Probe cards consist of complex, multilayer printed circuit boards (PCB) upon which are attached numerous probe needles designed to make temporary contact to each of the bond pads or bumps on a die while the die is still in a wafer format, providing electrical connections to automatic test equipment.

Automatic Test Equipment (ATE) interface assemblies. ATE interface assemblies typically consist of electro-mechanical assemblies, electrical contactors and intricate multilayer PCBs, which mechanically and electrically connect to the ATE test prober and carry electrical signals to a probe card, and ultimately the semiconductor device under test.

Test sockets. Test sockets hold packaged semiconductor devices while making electrical connections to their leads through spring loaded contacts.

Changes in the design of a semiconductor device often require changes in the probe card, test socket and, in certain cases, the ATE interface assembly used to test that semiconductor. Customers generally purchase new versions of these custom-designed products each time there is a design change in the semiconductor being tested. Changes in semiconductor design and processes drive improvements in test interconnect technology in order to support significant increases in the number and density of bond pads or leads being tested and the speed of the electrical signals being tested.

Customers

Our major customers include large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems. Customers may vary from year-to-year based on their capital investment and operating expense budgets. The chart below shows our top ten end-use customers, based on net sales, for each of the last three fiscal years:

Fiscal 2002	Fiscal 2003	Fiscal 2004
1. Advanced Semiconductor Engineering *	1. Advanced Semiconductor Engineering*	1. Advanced Semiconductor Engineering*
2. ST Microelectronics	2. ST Microelectronics	2. ST Microelectronics
3. Siliconware Precision Industries	3. Intel	3. Texas Instruments
4. Intel	4. Amkor Technologies	4. Intel
5. Texas Instruments	5. Texas Instruments	5. Siliconware Precision Industries
6. Infineon Technologies	6. Infineon Technologies	6. Spansion
7. Amkor Technologies	7. National Semiconductor	7. National Semiconductor
8. National Semiconductor	8. Philips Electronics	8. ST Assembly Test
9. Samsung	9. ST Assembly Test	9. Infineon Technologies
10. Philips Electronics	10. Siliconware Precision Industries	10. Amkor Technologies

*	Accounted for more than 10% of total fiscal year net sales.

We believe that developing long-term relationships with our customers is critical to our success. By establishing these relationships with semiconductor manufacturers, semiconductor subcontract assemblers, and vertically integrated manufacturers of electronic systems, we gain insight into our customers’ future IC packaging strategies. This insight assists us in our efforts to develop material, equipment and process solutions that address our customers’ future assembly requirements.

International Operations

We sell our products to semiconductor manufacturers, semiconductor subcontract assemblers, and vertically integrated manufacturers of electronic systems, which are primarily located in or have operations in the Asia/Pacific region. Approximately 86% of our fiscal 2004 net sales, 80% of our fiscal 2003 net sales, and 74% of our fiscal 2002 net sales were for delivery to customer locations outside of the United States. The majority of these foreign sales were destined for customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea, Japan, China and the Philippines. We expect sales outside of the United States to continue to represent a majority of our future revenues.

A majority of our manufacturing operations also are in countries other than the U.S., including major manufacturing operations located in Singapore, Israel, and China and other smaller facilities in France, Japan, Switzerland and Taiwan. Risks associated with our international operations include risks of foreign currency and foreign financial market fluctuations, international exchange restrictions, changing political conditions and monetary policies of foreign governments, terrorism, war, civil disturbances, expropriation, and other events that may limit or disrupt markets.

Sales and Customer Support

We believe that providing comprehensive worldwide sales, service, training and support are important competitive factors in the semiconductor equipment industry, and we manage these functions through our global customer operations group. Some of these operations are focused on wire bonders and packaging materials, and others focus on test related products. We rely on a combination of a direct sales force, manufacturers’ representatives and distributors for the sale of our various product lines. In order to support our customers whose semiconductor assembly operations are located primarily outside of the United States, we have sales, service, and support personnel based in China, Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Europe, and applications labs in Singapore, Japan, Israel, Taiwan, and Germany. We provide timely customer service and support by positioning our service representatives and spare parts near customer facilities, and afford customers the ability to place orders locally and to deal with service and support personnel who speak the customer’s language and are familiar with local country practices.

Backlog

At December 31, 2004, we had a backlog of customer orders totaling $58.0 million, compared to $59.7 million at September 30, 2004 and $114.0 million at December 31, 2003. Our backlog consists of customer orders which are scheduled for shipment within 12 months. Virtually all orders are subject to cancellation, deferral or rescheduling by the customer with limited or no penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of revenues for any succeeding quarterly period. For example, on August 10, 2004, we announced that discussions with customers indicated a general slowing in the rate of semiconductor growth. As a result, some of these customers requested that we delay the shipment of wire bonders previously ordered and included in our backlog of customer orders at June 30, 2004.

Manufacturing

The Company believes excellence in manufacturing can create a competitive advantage, both through lower costs and superior responsiveness. In order to achieve these goals, we manage our manufacturing operations through a single organization and are trending to fewer, larger factories to take advantage of economies of scale and the cost savings available in low labor cost areas.

Equipment. Our equipment manufacturing activities consist primarily of integrating outsourced parts and subassemblies, and testing the finished product to customer specifications. During fiscal 2004, most of our equipment manufacturing took place in Singapore, with a small number of machines built in Willow Grove, Pennsylvania. We believe the outsourcing model enables us to minimize our fixed costs and capital expenditures and focus on product differentiation through technology innovations in system design and manufacturing quality control. Just-in-time inventory management has reduced our manufacturing cycle times and reduced our on-hand inventory requirements. We have received ISO 9001 certification for our equipment manufacturing facility in Singapore.

Packaging Materials. We manufacture expendable tools at facilities in Yokneam, Israel and Suzhou, China, and bonding wire at facilities in Singapore and Thalwil, Switzerland. We manufacture blades for wafer sawing in Santa Clara, California. Our bonding wire facility in Switzerland has received ISO 9001 certification; our bonding wire facility in Singapore has received QS9000 and ISO 14001 certifications; our blade facility in California has received ISO 9002 certification; our bonding tools facility in Yokneam, Israel has received ISO 9001 and ISO 14001 certifications; and our bonding tools facility in Suzhou, China has received ISO 9001 and ISO 14001 certifications.

Test Interconnect Products. We manufacture test probe cards in various facilities located in: Gilbert, Arizona; Hayward and San Jose, California; Hsin Chu, Taiwan; Singapore; Suzhou, China; and Corbeil, France. We manufacture ATE interface assemblies in Gilbert, Arizona and test sockets in Hayward, California and Singapore. As part of our ongoing cost reduction activities, we sold our ATE test board fabrication assets in Dallas, Texas in the third quarter of fiscal 2003 and moved to an outsource strategy for these components, and in fiscal 2004 we closed a test manufacturing facility in Meyreuil, France.

Research and Product Development

Many of our customers generate technology roadmaps describing the future manufacturing capability requirements needed to support their product development plans. Our research and product development activities are organized so that our products anticipate our customers’ requirements. This can happen either through continuous improvement of our existing products, including upgrades for products already installed in customers’ facilities, or through the creation of next-generation products. Examples of our continuous improvement strategy include the Nutek and Maxum Plus wire bonders mentioned above - both improvements of the Maxum - our advanced epoxy line of probe cards, and our DuraCap line of bonding tools. Major next-generation development is underway for our wire bonder, probe card and test socket product lines. Whether we proceed via continuous improvement, or via next-generation technology development, our goal is technology leadership in each of our major product lines.

Our net expenditures for research and development totaled approximately $34.6 million, $38.1 million, and $51.9 million during our fiscal years ended September 30, 2004, 2003 and 2002, respectively, and $8.9 million and $8.2 million during the three months ended December 31, 2004 and 2003, respectively.

Competition

The market for semiconductor equipment, packaging materials, and test interconnect products is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, as well as speed/throughput, production yield, and customer support, each of which contribute to lower the overall cost per package being manufactured. Our major equipment competitors include:

•	Wire bonders: ASM Pacific Technology and Shinkawa

Significant competitive factors in the semiconductor packaging materials industry include performance, price, delivery, product life, and quality. Our significant packaging materials’ competitors include:

•	Bonding tools: Gaiser Tool Co., Small Precision Tools, Inc. and PECO

•	Saw blades: Disco Corporation

•	Bonding wire: Tanaka Electronic Industries, Sumitomo Metal Mining, Heraeus, and Nippon Metal.

Our test products face competition from a few large international firms as well as many small regional firms. Significant competitive factors in the test interconnect industry include performance, price, delivery time, product life, and quality. Our significant competitors include:

•	Wafer test: FormFactor, Inc., Japan Electronic Materials, and Micronics Japan Company

•	Package test: Everett Charles, Synergetix, Johnstech International, Enplas Semiconductor

In each of the markets we serve, we face competition and the threat of competition from established competitors and potential new entrants, some of which have greater financial, engineering, manufacturing and marketing resources than we have. Some of our competitors are Asian and European companies that have had and may continue to have an advantage over us in supplying products to local customers because many of these customers appear to prefer to purchase from local suppliers, without regard to other considerations.

Intellectual Property

Where circumstances warrant, we seek to obtain patents on inventions governing new products and processes developed as part of our ongoing research, engineering and manufacturing activities. We currently hold a number of United States patents, some of which have foreign counterparts. We believe that the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents. We believe that our portfolio of patents will have more value in the future but that our success will depend primarily on our engineering, manufacturing, marketing and service skills.

In addition, we believe that much of our important technology resides in our trade secrets and proprietary software. As long as we rely on trade secrets and unpatented knowledge, including software, to maintain our competitive position, we cannot assure you that competitors may not independently develop similar technologies and possibly obtain patents containing claims applicable to our products and processes. Our ability to defend ourselves against these claims may be limited. In addition, although we execute non-disclosure and non-competition agreements with certain of our employees, customers, consultants, selected vendors and others, there is no assurance that such secrecy agreements will not be breached, or that they can be enforced.

Environmental Matters

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous materials and the health and safety of our employees. In addition, we are subject to environmental laws which may require investigation and cleanup of any contamination at facilities we own or operate or at third party waste disposal sites we use or have used. These laws could impose liability upon us even if we did not know of, or were not responsible for, the contamination.

We have in the past and will in the future incur costs to comply with environmental laws. We are not, however, currently aware of any costs or liabilities relating to environmental matters, including any claims or actions under environmental laws or obligations to perform any cleanups at any of our facilities or any third party waste disposal sites, that we expect to have a material adverse effect on our business, financial condition or operating results. It is possible, however, that material environmental costs or liabilities may arise in the future.

Employees

At December 31, 2004, we had 3,142 permanent employees and 94 temporary and contract workers worldwide. The only employees represented by a labor union are the bonding wire employees in Singapore. Generally, we believe our employee relations to be good. Competition in the recruiting of personnel in the semiconductor and semiconductor equipment industry is intense, particularly with respect to engineering. We believe that our future success will depend in part on our continued ability to hire and retain qualified management, marketing and technical employees.

Property

Our major operating facilities are described in the table below:

Facility	Approximate Size	Function	Products Manufactured	Lease Expiration Date
Willow Grove, Pennsylvania	220,000 sq.ft. (1)	Corp. headquarters, manufacturing, technology center, sales and service	Wedge, large area bonders	May 2006

Suzhou, China	134,700 sq.ft. (1)	Manufacturing	Capillaries, probe cards	October 2007

Singapore	84,800 sq.ft. (1)	Manufacturing, technology center, assembly systems	Wire bonders, probe cards	August 2005

Gilbert, Arizona	83,000 sq.ft. (1)	Manufacturing, sales and service	Probe cards, ATE interface assemblies	May 2012

Yokneam, Israel	53,800 sq.ft. (2)	Manufacturing, technology center	Capillaries, wedges, die collets	N/A

Singapore	38,400 sq.ft. (1)	Manufacturing	Bonding wire	May 2006

Hsin Chu, Taiwan	36,800 sq.ft (1)	Manufacturing	Probe cards	July 2007

Hayward, California	35,900 sq.ft. (1)	Manufacturing, sales and service	Test sockets, contactors	September 2005

San Jose, California	34,100 sq.ft. (1)	Manufacturing, sales and service	Probe cards	August 2007

Thalwil, Switzerland	15,100 sq.ft. (1)	Manufacturing	Bonding wire	(3)

(1)	Leased.

(2)	Owned

(3)	Cancelable semi-annually upon six months notice.

We also rent space for sales and service offices in: Santa Clara, California; Southbury, Connecticut; Austin, Texas; China; Germany; Hong Kong; Japan; Korea; Malaysia; the Philippines; Taiwan; and Thailand and operate smaller manufacturing facilities in Santa Clara, California; and France. We believe that our facilities generally are in good condition.

MANAGEMENT

Directors and Executive Officers

Brian R. Bachman has been a director of our Company since 2003. His present term expires in 2008. Mr. Bachman is a private investor. From 2000 to 2002, Mr. Bachman served as Chief Executive Officer and Vice Chairman of Axcelis Technologies, which produces equipment used in the fabrication of semiconductors, and from 1996 to 2000, he served as Senior Vice President and Group Executive of Eaton Corporation, an industrial manufacturing company. From 1991 to 1995, Mr. Bachman served as Vice President and Business Group General Manager of Philips Semiconductors, a semiconductor supplier. He currently serves as a director of Keithley Instruments and Ultra Clean Technology. Mr. Bachman is 59 years old.

Philip V. Gerdine, Ph.D. (since 1964) and Certified Public Accountant (since 1973) has been a director of our Company since 2000. His present term expires in 2008. Mr. Gerdine is an independent consultant in finance and international operations. From 1988 to September 1998, Mr. Gerdine served as Executive Director of Siemens Aktiengesellschaft, a German multinational company that designs, develops and manufactures systems and products for the communications, power generation and distribution, electronics, medical equipment and allied industries. Mr. Gerdine was also Managing Director of The Plessey Company, PLC, a British engineering firm which manufactured telecommunications products for the global market and defense electronics and semiconductor products largely for the commonwealth markets. He also has been Manager of Acquisitions and Mergers for General Electric Company and has held other senior management positions with Price Waterhouse and The Boston Consulting Group. Mr. Gerdine has held teaching positions in finance and accounting at Fordham Graduate School and other institutions. Mr. Gerdine also serves as a director of Applied Materials, Inc. Mr. Gerdine is 65 years old.

C. Scott Kulicke has been the Chief Executive Officer of our Company since 1979 and Chairman of the Board of Directors since 1984. His present term as a director expires in 2007. He first became an officer of the Company in 1976 and has held a number of executive positions with us since that time. Mr. Kulicke is 55 years old.

John A. O’Steen has been a director of our Company since 1988. His present term expires in 2006. Mr. O’Steen served as Executive Vice President, Business Development (March, 2003 – May, 2004), Executive Vice President of Operations (July 1998 to February 2003) and Executive Vice President (January to June 1998) of Cornerstone Brands, Inc., a consumer catalog company. From 1991 to 1998, Mr. O’Steen served as Chairman and Chief Executive Officer of Cinmar, L.P., a mail order catalog company that was acquired by the predecessor of Cornerstone Brands in September 1995. Before that time, Mr. O’Steen served as President, Chief Executive Officer and a director of Cincinnati Microwave, Inc., a manufacturer of electronic products. He currently serves as a director of Cornerstone Brands, Inc. and Riggs Heinrich Media, Inc. Mr. O’Steen is 60 years old.

MacDonell Roehm, Jr. has been a director of our Company since 1984. His present term expires in 2006. Mr. Roehm is Chairman and Chief Executive Officer of Crooked Creek Capital LLC, a provider of strategic, operational and financial restructuring services, a position he has held since 1998. From September 2002 to April 2003, Mr. Roehm also served as Chief Executive Officer of CH4 Gas Limited, a natural resources company. From 2000 to 2001, Mr. Roehm served as Chairman and Chief Executive Officer of Mackenzie-Childs Ltd., a manufacturer and retailer of furniture and home accessories. Mr. Roehm was hired by Mackenzie-Childs Ltd. to implement remedial action plans, and on November 28, 2000, Mackenzie-Childs Ltd. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, seeking reorganization to provide a framework under which those remedial action plans could be executed. From 1999 to 2000, Mr. Roehm served as Chairman of Australian Ventures LLC, a private equity fund. From 1994 until 1998, Mr. Roehm served as Chairman, President and Chief Executive Officer of Bill’s Dollar Stores, Inc., a chain of retail convenience stores. Before that time, he served as Managing Director of AEA Investors, Inc., a private investment firm. Mr. Roehm also serves as a director of CH4 Gas Limited. Mr. Roehm is 65 years old.

Barry Waite has been a director of our Company since 2003. His present term expires in 2007. From May 1998 until his retirement in May 2002, Mr. Waite served as President and Chief Executive Officer of Chartered Semiconductor, a major wafer foundry. From 1982 to 1998, Mr. Waite held positions of increasing responsibility with Motorola Corporation, Semiconductor Products Sector, including Senior Vice President and General Manager, Europe, Middle East and Africa (1997 to 1998) and Senior Vice President and General Manager Microprocessor and Memory Technology Group (1993-1997). Mr. Waite serves as a director of ZETEX PLC and is senior advisor to Investor Growth Capital, a New York investment fund. Mr. Waite is 56 years old.

C. William Zadel has been a director of our Company since 1989. His present term expires in 2009. In December of 2004, Mr. Zadel retired from Mykrolis Corporation. From August of 2001 until December of 2004, Mr. Zadel was Chairman and Chief Executive Officer of Mykrolis Corporation, a multinational company focused on developing, manufacturing and marketing technically advanced filtration, purification and control products for the global semiconductor industry. Mykrolis is the former microelectronics division of Millipore Corporation. Before becoming Chief Executive Officer of Mykrolis at its separation from Millipore in August 2001, Mr. Zadel was Chairman and Chief Executive Officer of Millipore since April of 1996. He currently serves as a director of Matritech, Inc. Mr. Zadel is 61 years old.

Charles Salmons holds the position of Senior Vice President, Wafer Test. He was appointed to this position in November 2004. He was appointed Senior Vice President, Product Development in September 2002. He joined us in 1978, and has held positions of increasing responsibility throughout the accounting, engineering and manufacturing organization. Mr. Salmons first became an officer of the Company in 1992, and in 1994, he became Vice President of Operations and was named General Manager, Wire Bonder Operations in 1998. He was appointed Senior Vice President, Customer Operations in 1999. Mr. Salmons is 49 years old.

Jack G. Belani holds the position of Vice President of Wire Bonding and Corporate Marketing. He was appointed to this position in November 2004. Before this, he was Vice President of all the Business Units and Marketing and prior to that he was President of the Wire Bonding Division and before that President of XLAM which was our high density substrate group. He became an officer of the Company upon joining us in April 1999 as Vice President and President of our high density substrate group. Before joining us, he served for more than three years in the Worldwide Manufacturing Group of Cypress Semiconductor Corporation, a supplier of integrated circuits for network infrastructure and access equipment, where he was Vice President of Assembly and Packaging when he left to join us. Before Cypress, he was with National Semiconductor Corporation for approximately 18 years in a variety of technical and managerial positions and one year with Advanced Micro Devices as a Bipolar Memory Wafer Fabrication Process Development Engineer. Mr. Belani is 51 years old.

Maurice E. Carson holds the position of Vice President, Chief Financial Officer. He was appointed to this position when he joined us in September 2003. From 1996 until he joined us in 2003, Mr. Carson served in various finance positions culminating as the Vice President, Finance and Corporate Controller for Cypress Semiconductor Corporation. Before Cypress he was with Ephigraphx as the Chief Operating Officer. Mr. Carson is 47 years old.

Bruce Griffing holds the position of Vice President, Engineering. He was appointed to this position when he joined us in September 2004. From 2001-2003 Dr. Griffing served as Vice President and Chief Technology Officer of DuPont Photomask, a company that provides microimaging solutions. Before DuPont Photomask, Dr. Griffing worked for General Electric from 1979-2001, serving as a Laboratory Manager from 1986 to 2001. Dr. Griffing received his Ph.D in Physics from Purdue University in 1979. Dr. Griffing is 54 years old.

Oded Lendner holds the position of Vice President, Package Test. He was appointed to this position in November 2004. He was appointed to the position of Vice President, World Wide Operations in January 2002. Before this he was President of our Microelectronics division for one year. He joined our Israeli subsidiary in 1989 and has held positions of increasing responsibility throughout our manufacturing organization, and was named Deputy Managing Director, Operations in Israel in 1993. He relocated to the United States and first became an officer of the Company in 1996 as the Vice President, Operations for the Equipment group. In 1999, he became Vice President, Ball Bonder Business unit and Managing Director of K&S Singapore. Mr. Lendner is 44 years old.

Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to the compensation received by the Chief Executive Officer and the four other most highly compensated executive officers of the Company who were serving as executive officers at September 30, 2004 (collectively, the “named executive officers”) for the fiscal year ended September 30, 2004 (“Fiscal 2004”), as well as the compensation received by each such individual for the Company’s previous two fiscal years (“Fiscal 2003” and “Fiscal 2002,” respectively), if applicable.

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Other Annual Compensation(2)	Securities Underlying Options	All Other Compensation (3)
C. Scott Kulicke	2004	$486,663	$337,577	$20,973	76,000	$19,500
Chairman of the Board and	2003	$424,578	—	$11,489	81,000	$18,000
Chief Executive Officer	2002	$424,580	—	$16,596	111,500	$16,500

Oded Lendner	2004	$306,433	$102,119	$11,122	41,000	$14,142
Vice President, Package Test	2003	$272,689	—	$8,982	41,000	—
	2002	$278,458	—	$13,247	26,200	—

Charles Salmons	2004	$272,512	$140,811	$3,660	41,000	$21,058
Senior Vice President,	2003	$248,553	—	$12,030	31,000	$18,966
Wafer Test	2002	$212,498	—	$11,850	42,000	$13,976

Jagdish (Jack) G. Belani	2004	$269,704	$142,762	$4,077	41,000	$7,224
Vice President of Wire	2003	$238,618	—	$12,218	31,000	$3,860
Bonding and Corporate	2002	$204,000	—	—	43,000	$4,402
Marketing

Maurice E. Carson(4)	2004	$246,926	$127,301	$3,646	—	$71,928
Vice President and Chief	2003	$4,519	—	$29	100,000	—
Financial Officer

(1)	These amounts represent incentive payments to the named executive officers as participants in the Company’s Executive Incentive Compensation Plan for the fiscal year indicated.

(2)	These amounts represent the (i) imputed taxable value of Company automobiles used by the executive officers and/or automobile allowances, (ii) the taxable value of certain life insurance benefits provided to the named executive officers, and (iii) for Mr. Kulicke and Mr. Lendner, the difference between the purchase price paid by the executive officer and the fair value of automobiles purchased from the Company in Fiscal 2004 in the amounts of $16,050 and $7,375, respectively. The Company discontinued its program of providing automobiles or automobile allowances to officers, effective January 1, 2004.

(3)	These amounts represent the Company’s matching contribution to its 401(k) Incentive Savings Plan for each of the named executive officers, and in Fiscal 2004, reimbursed relocation costs for Mr. Carson.

(4)	Mr. Carson joined the Company in September, 2003.

Option Grants in Fiscal 2004

The following table sets forth information with respect to stock option grants by the Company to the named executive officers in Fiscal 2004.

	Individual Grants
Name	Number of Shares Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
					5%	10%
C. Scott Kulicke	76,000	3.7%	$12.05	10/7/2013	$575,942	$1,459,549

Oded Lendner	41,000	2.0%	$12.05	10/7/2013	$310,705	$787,388

Charles Salmons	41,000	2.0%	$12.05	10/7/2013	$310,705	$787,388

Jagdish (Jack) G. Belani	41,000	2.0%	$12.05	10/7/2013	$310,705	$787,388

Maurice E. Carson	—	N/A	N/A	N/A	N/A	N/A

(1)	The options granted to named executive officers in Fiscal 2004 were granted under the Company’s 2001 Employee Stock Option Plan and generally become exercisable commencing one year from the date of grant in installments of 25% per year.

(2)	The Company granted options to employees to purchase a total of 2,050,554 shares during Fiscal 2004.

(3)	These amounts represent hypothetical gains that could be achieved for the respective options if exercised at the expiration date of the option. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date.

Aggregated Option Exercises in Fiscal 2004 and 2004 Fiscal Year-End Option Values

The following table sets forth information with respect to the aggregate option exercises by each named executive officer in Fiscal 2004 and the value of unexercised in-the-money options held by each named executive officer at the end of Fiscal 2004, respectively.

Name			Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
	Shares Acquired on Exercise	Value Realized	Exercisable	Unexerciable	Exercisable	Unexercisable
C. Scott Kulicke	20,000	$121,974	774,950	220,150	$234,027	$164,025

Oded Lendner	—	—	102,595	83,825	$20,925	$62,775

Charles Salmons	—	—	144,590	95,650	$20,925	$62,775

Jagdish (Jack) G. Belani	—	—	116,850	94,550	$20,925	$62,775

Maurice E. Carson	—	—	25,000	75,000	—	—

(1)	In-the-money options are those where the fair value of the underlying shares exceeds the exercise price of the option. The closing price of the Company’s Common Shares on September 30, 2004, the last trading day during Fiscal 2004, was $5.65 per share.

Pension Plan

The Company has a tax-qualified defined benefit pension plan, which covered U.S. employees who had reached age 21 and completed one year of service. Effective December 31, 1995, benefit accruals under the Company’s pension plan were frozen. Retirement benefits under this pension plan are determined under a formula based on length of service and average compensation in the three consecutive calendar years during the ten year period ended December 31, 1995, producing the highest average (subject to certain Internal Revenue Code limits). Assuming the individual survives until age 65 and begins to receive payments at age 65 in the form of an annuity, the named executives would receive the following annual amounts under the pension plan: C. Scott Kulicke - $57,996; Charles Salmons - $22,097; and Jagdish G. (Jack) Belani, Maurice E. Carson, and Oded Lendner - $0.

Employment Contracts, Termination of Employment and Change in Control Arrangements

The Company has Termination of Employment Agreements with its executive officers which provide that in the event of certain changes in control, as defined in the agreements, the officer who is a party to such agreement and whose employment terminates, other than voluntarily or for cause, within 18 months after such change in control, will be entitled to termination pay equal to the lesser of a specified number of months’ target total cash compensation (base salary plus incentives) for the year in which the change in control occurs or $10 less than the amount which would subject the officer to excise tax with respect to such payment under Section 4999 of the Internal Revenue Code or would make payment thereof non-deductible by the Company under Section 280G of the Code. Such agreements are all currently scheduled to expire on December 31, 2006, unless extended. The named executive officers’ Termination of Employment Agreements provide for payment of the following number of months’ target total cash compensation: Mr. Kulicke, 30 months and Messrs. Belani, Carson, Lendner, and Salmons, 18 months.

Under the Company’s 2001 Employee Stock Option Plan (“2001 Plan”), the 1998 Employee Stock Option Plan (“1998 Plan”) and the 1994 Employee Stock Option Plan (“1994 Plan”), in the event of a change in control of the Company (as defined in those plans), all outstanding options become fully vested and exercisable. Under the Company’s 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (the “1997 Director Plan”), if the Company is a party to any merger in which it is not the surviving entity, or any consolidation or dissolution, all outstanding options will terminate and the optionee will receive, in cash, from the Company an amount equal to the fair market value of the Common Shares subject to his or her outstanding options less the amount which would be required to exercise such options. Under the Company’s 1988 Employee Stock Option Plan and 1988 Non-Qualified Stock Option Plan for Non-Officer Directors (the “1988 Director Plan”), if the Company is a party to any merger in which it is not the surviving entity, or any consolidation or dissolution, all outstanding options will terminate and the optionee will receive, in cash, from the Company an amount equal to the fair market value of the Common Shares subject to then exercisable options less the amount which would be required to exercise such options.

Compensation of Directors

In Fiscal 2004, the Board of Directors met seven times. During Fiscal 2004, Directors who were not officers of the Company received a quarterly retainer of $3,000, plus $2,000 for each meeting of the Board attended in person and $1,000 for each telephone meeting of the Board attended. Committee Chairmen also were paid an annual retainer of $2,000, and committee members were paid $1,000 for each committee meeting not held on the date of a Board meeting. Effective October 1, 2004, Directors who are not officers of the Company receive a quarterly retainer of $5,000, plus $2,000 for each meeting of the Board attended in person and $1,000 for each telephone meeting of the Board attended. Committee Chairmen also are paid an additional annual retainer of $5,000, and committee members are paid $1,000 for each committee meeting. In addition, Directors are paid $1,000 for each executive session not held on the date of a Board meeting. Directors receive options to acquire 10,000 of the Company’s common shares upon joining the Board of Directors, with an exercise price equal to the fair market value on the grant date.

Each member of the Board who is not also an officer or employee of the Company is eligible to participate in the 1988 and 1997 Director Plans. Pursuant to the 1988 Director Plan (which terminated in 1998), options to purchase 5,000 Common Shares were automatically granted to each eligible director on the last day of each February on which the Company’s shares were publicly traded through 1998. In February 1999, a similar grant was made pursuant to the 1997 Director Plan, which provides for such grants through 2008. As a result of the two-for-one stock split effective on July 31, 2000, grants under the 1997 Director Plan were increased to 10,000 Common Shares beginning with the grant made in February 2001. The exercise price of all such options is equal to 100% of the fair market value of the Company’s Common Shares on the date of grant. All options granted under the 1988 Director Plan and options granted under the 1997 Director Plan before February 13, 2001 become exercisable in 20% annual increments commencing on the first anniversary of the date they are granted. Options granted under the 1997 Director Plan after February 13, 2001 become exercisable in 25% annual increments commencing on the first anniversary of the date they were granted.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2004, the Management Development and Compensation Committee was comprised of Messrs. John A. O’Steen, Chairman, Brian R. Bachman, Barry Waite and C. William Zadel, all of whom are independent directors. During Fiscal 2004, no interlocking relationship existed between any member of the Board or executive officer of the Company and any member of the board of directors or compensation committee of any other entity.

LEGAL PROCEEDINGS

From time to time, we are a plaintiff or defendant in various cases arising out of our business. We cannot assure you of the results of any pending or future litigation, but we do not believe that resolution of these matters will materially and adversely affect our business, financial condition or operating results.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of December 31, 2004 (unless otherwise indicated in the notes below) regarding the beneficial ownership of our common stock by: (i) each shareholder known to us to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 5% of our common stock, based upon our records or information publicly filed with the Securities and Exchange Commission, (ii) each current director of the Company, (iii) each of the current executive officers of the Company named in the Summary Compensation Table herein and (iv) the current directors and all current executive officers of the Company as a group. Each of the shareholders named below has sole voting power and sole investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated.

Name and address of Beneficial Owner	Common Shares Beneficially Owned On December 31, 2004
	Number		Percent
Brian R. Bachman	3,500	(1)	*
Philip V. Gerdine	25,100	(1)(2)	*
C. Scott Kulicke	1,500,762	(1)(2)	2.9
John A. O’Steen	75,000	(1)(2)	*
MacDonell Roehm, Jr.	91,000	(1)	*
Barry Waite	7,500	(1)	*
C. William Zadel	57,000	(1)	*
Charles Salmons	210,084	(1)	*
Jagdish (Jack) Belani	168,095	(1)	*
Maurice E. Carson	46,450	(1)	*
Oded Lendner	149,611	(1)	*
Capital Group International, Inc. 11100 Santa Monica Boulevard Los Angeles, CA 90025(3)	2,790,140		5.4
Fred Alger Management, Inc. 111 Fifth Avenue New York, NY 10003(4)	3,518,694		6.8
PEA Capital LLC 1345 Avenue of the Americas 49th Floor New York, NY 10105(5)	3,284,227		6.3
Directors and current executive officers as a group (consists of 13 persons)(6)	2,348,534		4.5

*	Represents less than 1%.
(1)	Includes or consists of shares subject to outstanding options that are currently exercisable or exercisable within 60 days after December 31, 2004 in the following amounts: Mr. Bachman (2,500), Mr. Gerdine (25,000), Mr. Waite (7,500), Mr. Kulicke (788,150), Mr. O’Steen (55,000), Mr. Roehm (85,000), Mr. Zadel (55,000), Mr. Salmons (204,365), Mr. Belani (167,759), Mr. Carson (45,875), and Mr. Lendner (146,980).
(2)	Includes shares jointly held with the individual’s spouse in the follow amounts: Mr. Gerdine (100), Mr. Kulicke (532,031), and Mr. O’Steen (2,000).
(3)	Based on information provided pursuant to an amendment to Schedule 13G filed by Capital Group International, Inc. with the Securities and Exchange Commission on February 14, 2005. Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over these shares. On the amended Schedule 13G, Capital Group International, Inc. also reported that it does not have investment power or voting power over these shares, but it may be deemed to “beneficially own” these shares by virtue of Rule 13d-3 under the Securities Exchange Act of 1934.

(4)	Based on information provided pursuant to a statement on Schedule 13G filed with the SEC on February 13, 2004.
(5)	Based on information provided pursuant to a statement on Schedule 13G filed with the SEC on February 14, 2005. PEA Capital LLC is a registered investment adviser which may be deemed to beneficially own these shares.
(6)	Includes 1,597,324 shares subject to options that are currently exercisable or exercisable within 60 days after December 31, 2004. See also footnote (1) above.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included herein and incorporated herein by reference.

	(in thousands, except per share amounts)
	Fiscal Years Ended September 30,					Three months ended December 31,
	2000	2001	2002	2003	2004	2003	2004
Statement of Operations Data:
Net sales:
Equipment	$692,062	$249,952	$169,469	$198,447	$361,244	$81,080	$29,349
Packaging materials	185,570	150,945	157,176	174,471	234,690	49,508	64,018
Test	—	116,890	114,698	104,882	121,877	23,281	22,954
Corporate and other(1)	—	595	222	135	—	—	—

Total net sales	877,632	518,382	441,565	477,935	717,811	153,869	116,321

Cost of goods sold:
Equipment	419,732	166,359	142,965	129,092	208,862	49,124	17,326
Packaging materials	130,548	110,570	118,080	132,779	182,658	38,090	51,252
Test	—	84,401	79,686	87,856	95,286	19,293	21,365
Corporate and other(1)	—	—	14	—	—	—	—

Total cost of goods sold(2)	550,280	361,330	340,745	349,727	486,806	106,507	89,943

Operating expenses:
Equipment	120,244	105,609	91,966	71,678	59,071	14,668	12,077
Packaging materials	32,876	31,088	32,578	26,684	21,942	5,224	6,293
Test	—	66,148	130,077	44,218	48,107	10,783	9,449
Corporate and other(1)	29,380	34,234	66,883	15,539	17,940	4,532	3,451

Total operating expenses(2)	182,500	237,079	321,504	158,119	147,060	35,207	31,270

Income (loss) from operations:
Equipment	152,086	(22,016)	(65,462)	(2,323)	93,311	17,288	(54)
Packaging materials	22,146	9,287	6,518	15,008	30,090	6,194	6,473
Test	—	(33,659)	(95,065)	(27,192)	(21,516)	(6,795)	(7,860)
Corporate and other(1)	(29,380)	(33,639)	(66,675)	(15,404)	(17,940)	(4,532)	(3,451)

Income (loss) from continuing operations(2)	144,852	(80,027)	(220,684)	(29,911)	83,945	12,155	(4,892)

Interest income (expense), net	4,782	(5,542)	(14,941)	(16,491)	(9,357)	(4,225)	(397)
Equity in loss of joint venture(3)	(1,221)	—	—	—	—	—	—
Charge on early extinguishment of debt	—	—	—	—	(10,510)	(6,152)	—
Other income and minority interest	—	8,022	2,010	—	—	—	—

Income(loss) from continuing operations before taxes and cumulative effect of change in accounting principle	148,413	(77,547)	(233,615)	(46,402)	64,078	1,778	(5,289)
Provision (benefit) for income taxes from continuing operations(4)	41,712	(21,468)	32,561	7,594	7,386	1,350	1,902
Loss from discontinued operations, net of tax(2)(5)	(3,456)	(1,009)	(7,939)	(22,693)	(812)	319	—
Cumulative effect of change in accounting principle, net of tax	—	(8,163)	—	—	—	—	—

Net income (loss)	103,245	(65,251)	(274,115)	(76,689)	55,880	747	(7,191)
Addback:
Goodwill amortization, net of tax(9)	1,873	9,587	—	—	—	—	—

Pro forma net income (loss)(9)	$105,118	$(55,664)	$(274,115)	$(76,689)	$55,880	$747	$7,191

	(in thousands, except per share amounts)
	Fiscal Years Ended September 30,					Three months ended December
	2000	2001	2002	2003	2004	2003	2004
Income (loss) from continuing operations before cumulative effect of change in accounting principle per share: (6)
Basic	$2.23	$(1.15)	$(5.41)	$(1.09)	$1.12	$0.01	$(0.14)
Diluted	$1.96	$(1.15)	$(5.41)	$(1.09)	$0.90	$0.01	$(0.14)
Discontinued operations, net of tax per share: (6)
Basic	$(0.07)	$(0.02)	$(0.16)	$(0.46)	$(0.02)	$—	$—
Diluted	$(0.06)	$(0.02)	$(0.16)	$(0.46)	$(0.01)	$—	$—
Cumulative effect of change in accounting principle, net of tax per share: (6)
Basic	$—	$(0.17)	$—	$—	$—	$—	$—
Diluted	$—	$(0.17)	$—	$—	$—	$—	—
Net income (loss) per share: (6)
Basic	$2.15	$(1.34)	$(5.57)	$(1.54)	$1.10	$0.01	$(0.14)
Diluted	$1.90	$(1.34)	$(5.57)	$(1.54)	$0.89	$0.01	$(0.14)
Goodwill amortization, net of tax per share: (6) (9)
Basic	$0.04	$0.20	$—	$—	$—	$—	$—
Diluted	$0.03	$0.20	$—	$—	$—	$—	$—
Pro forma net income (loss) per share: (6) (9)
Basic	$2.19	$(1.14)	$(5.57)	$(1.54)	$1.10	$0.01	$(0.14)
Diluted	$1.93	$(1.14)	$(5.57)	$(1.54)	$0.89	$0.01	$(0.14)
Shares used in per common share calculations: (6)
Basic	47,932	48,877	49,217	49,695	50,746	50,392	51,237
Diluted	56,496	48,877	49,217	49,695	68,582	56,932	51,237
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$316,619	$202,928	$111,300	$73,051	$95,766	$102,968	$110,917
Working capital	471,338	265,355	159,813	125,829	193,450	164,072	195,177
Total assets	731,502	777,426	538,682	442,861	487,682	504,671	472,739
Long-term debt (7) (8)	175,000	301,511	300,393	300,338	275,725	335,737	270,602
Shareholders’ equity	405,342	338,547	69,323	97	67,020	5,780	63,800

(1)	Corporate and other included the sales and expenses from the Company’s former high density substrate business and corporate activities.

(2)	During fiscal 2004, we recorded the following charges as operating expenses in continuing operations: severance charges of $4.5 million; asset impairment charge of $3.3 million; China start-up costs of $1.6 million; inventory writedowns of $1.5 million; and a reversal of prior year resizing charges of $68 thousand. We also recorded a gain on the sale of assets of $1.0 million within fiscal 2004 operating expenses.

During fiscal 2003, we recorded the following charges as operating expenses in continuing operations: loss on sale of product lines of $5.3 million and asset impairment of $3.6 million of which $1.7 million was associated with the discontinuation of a test product, $1.2 million was due to the reduction in size of a test facility in Dallas, Texas, and $730 thousand resulted from the write-down of assets that were sold and assets that became obsolete, $5.2 million of severance associated with workforce reductions; and charges for inventory write-downs of $5.1 million (to costs of goods sold). We recorded the following charges in discontinued operations: asset impairment of $6.9 million associated with the write-down of the assets of our flip chip business unit to realizable value and goodwill impairment of $5.7 million associated with our former flip chip reporting unit.

During fiscal 2002, we recorded the following charges as operating expenses: goodwill impairment of $74.3 million associated with our test and hub blade business units; asset impairment of $31.6 million primarily due to the cancellation of a company-wide integrated information system, the closure of our high density interconnect substrate business and the write-off of development and license costs of certain engineering and manufacturing software; $19.7 million of resizing charges comprised primarily of severance and contractual commitments associated with reductions in workforce and our closed and consolidated businesses; and $5.0 million of severance associated with workforce reductions in our continuing businesses. In fiscal 2002, we also recorded charges for inventory write-downs of $14.4 million (to costs of goods sold), $5.2 million of which was due to the discontinuance of a product.

During the first quarter of fiscal 2001, we purchased all the outstanding stock of Cerprobe Corporation and Probe Technology Corporation. As a result of these acquisitions, during the year ended September 30, 2001, we recorded a pre-tax charge of approximately $11.7 million for the write-off of in-process research and development. We also recorded charges of $19.9 million (to costs of goods sold) for inventory write-downs, $4.2 million for severance for the elimination of 511 positions and other related charges associated with a resizing of our workforce, $800 thousand for asset impairment charges, and non-recurring other income of $8.0 million as the result of an insurance settlement. In fiscal 2001, we also adopted SAB 101, resulting in a cumulative effect of an accounting change charge of $8.2 million, net of tax. Additionally, cost of goods sold for the year ended September 30, 2001 includes $4.2 million of acquisition related inventory step-up costs.

In fiscal 2000, operating expense included the write-off of our investment in our Advanced Polymer Solutions joint venture in the amount of $3.9 million and the reversal into income of $2.5 million of the severance reserve that we established in fiscal 1999 for the elimination of approximately 230 positions associated with the relocation of our automatic ball bonder manufacturing from the United States to Singapore.

(3)	Equity in loss of joint ventures consists of our share of the loss of Advanced Polymer Solutions, LLC, a 50% owned joint venture which has been dissolved.

(4)	In fiscal 2004, we reversed $11.2 million of valuation allowance associated with our U.S. net operating loss carryforward deferred tax asset. In fiscal 2003, we recorded a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carryforwards of $12.1 million. In fiscal 2002 we recorded a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carryforwards of $65.3 million and a charge of $25.0 million to provide for tax expense on repatriation of certain foreign earnings.

(5)	Reflects the operations of the Company’s former flip chip business unit which was sold in February 2004.

(6)	On June 26, 2000, the Company’s Board of Directors approved a two-for-one stock split of our common stock. The additional shares were distributed on July 31, 2000. All prior period earnings per share amounts have been restated to reflect the two-for-one stock split. For fiscal years 2001, 2002 and 2003, only the common shares outstanding have been used to calculate both the basic earnings per common share and diluted earnings per common share because the inclusion of potential common shares would be anti-dilutive due to the net losses reported in those years. The after-tax interest expense recognized in fiscal 2000 and 2004 associated with our convertible subordinated notes that was added back to net income in order to compute diluted net income per share was $4.3 million and $5.2 million, respectively.

(7)	Does not include letters of credit.

(8)	In August 2001, we issued $125.0 million in principal amount of 5 1/4% Convertible Subordinated Notes due 2006, which we redeemed in their entirety in August 2004. In December 1999, we issued $175.0 million in principal amount of 4.75% Convertible Subordinated Notes due 2006, which we redeemed in their entirety in December 2003. In December 2003, we issued $205.0 million in principal amount of 0.5% Convertible Subordinated Notes due 2008, and in June 2004, we issued $65.0 million in principal amount of 1% Convertible Subordinated Notes due 2010.

(9)	Reflects pro-forma results as if the adoption of SFAS 142 Goodwill and Intangible Assets had occurred at October 1, 1999. The adjustments reflect an add-back of the amortization expense related to goodwill, net of tax, which would not have occurred under the provisions of the standard. As part of the adoption of SFAS 142, there were no indefinite lived intangibles identified, and there was no change to the estimated useful lives of existing intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations associated with the quarter ended December 31, 2004, followed by Management’s Discussion and Analysis of Financial Condition and Results of Operations associated with the fiscal year ended September 30, 2004.

Introduction to Management’s Discussion and Analysis of Financial Condition and Results of Operations Associated with the Quarter Ended December 31, 2004.

We design, manufacture and market capital equipment, packaging materials and test products as well as service, maintain, repair and upgrade equipment, all used to assemble or test semiconductor devices. We are currently the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is currently divided into three product segments:

•	Equipment;

•	Packaging materials; and

•	Wafer and package test products.

In the March 2004 quarter, we sold the remaining assets of our advanced packaging technologies segment, which consisted solely of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation and have not included the results of its operations in our revenues and expenses from continuing operations as reported in our financial statements or in this discussion of our results of operations. We have reclassified our prior period financial statements to coincide with the current year presentation.

We believe we are the only major supplier to the semiconductor assembly industry that can provide customers with semiconductor wire bonding equipment along with the complementary packaging materials and test products that actually contact the surface of the customer’s semiconductor devices. We believe that the ability to control all of these assembly related products provides us with a significant competitive advantage and should allow us to develop system solutions to the new technology challenges inherent in assembling and packaging next-generation semiconductor devices.

The semiconductor industry historically has been volatile, with periods of rapid growth followed by downturns. One such downturn started in fiscal 2001 and persisted throughout most of fiscal 2003. The industry recovered from this downturn in late fiscal 2003 through the first three quarters of fiscal 2004, with revenues for the Company peaking in the March 2004 quarter. However, during the fourth quarter of fiscal 2004, we experienced a 24.2% fall-off in sales compared to our third quarter. The sales fall-off continued into the first quarter of fiscal 2005 as sales were down 21.2% compared to the fourth quarter of the previous year. Based on the sharp decline in sales in the fourth quarter of fiscal 2004 and first quarter of fiscal 2005, we believe the semiconductor industry has entered another downturn. There can be no assurances regarding the length or severity of the current downturn. Based on customer indications and other factors, we currently expect net sales during the quarter ending March 31, 2005 quarter to be in the $105 million to $125 million range. There can be no assurances regarding levels of demand for our products, and in any case, we believe the historical volatility – both upward and downward – will persist.

We have continued to lower our cost structure by consolidating operations, moving certain of our manufacturing capacity to China, moving a portion of our supply chain to lower cost suppliers and designing better but lower cost equipment. Cost reduction efforts have become an important part of our normal ongoing operations and we believe this will drive down our cost structure below current levels, while not diminishing our product quality. In doing so, we expect to incur additional quarterly charges such as severance and facility closing costs as a result of these cost reduction programs. Our goal is to be both the technology leader and the lowest cost supplier in each of our major lines of business.

We reported a loss from operations of our test business segment of $7.9 million during the first quarter of fiscal 2005. We are continuing with our plan to improve the performance of this segment through new product introductions, consolidation of test facilities, the transfer of a greater portion of test production to our Asia facilities, and outsourcing a greater portion of the test production. We expect this plan will continue through 2005 and will result in future period charges and/or restructuring charges.

Products and Services

We offer a range of wire bonding equipment and spare parts, packaging materials and test products. Set forth below is a table listing the percentage of our total net revenues for each business segment for the three months ended December 31, 2003 and 2004:

	Three months ended December 31,
	2003	2004
Equipment	52.7%	25.2%
Packaging materials	32.2%	55.0%
Test	15.1%	19.7%

	100.0%	100.0%

Our equipment sales are highly volatile, based on the semiconductor industry’s need for new capability and capacity, whereas sales at our other business segments tend to follow the trend of total semiconductor unit production.

Equipment

We manufacture and market a line of wire bonders, which are used to connect very fine wires, typically made of gold, aluminum or copper, between the bond pads of a semiconductor die and the leads on the integrated circuit (IC) package to which the die has been attached. We believe that our wire bonders offer competitive advantages by providing customers with high productivity/throughput and superior package quality/process control. In particular, our machines are capable of performing very fine pitch bonding as well as creating the sophisticated wire loop shapes that are needed in the assembly of advanced semiconductor packages.

Packaging Materials

We manufacture and market a range of semiconductor packaging materials and expendable tools for the semiconductor assembly market, including very fine gold, aluminum and copper wire, capillaries, wedges, die collets and saw blades, all of which are used in packaging and assembly processes. Our packaging materials are designed for use on both our own and our competitors’ assembly equipment. A wire bonder uses a capillary or wedge tool and bonding wire much like a sewing machine uses a needle and thread.

Test

We offer a broad range of fixtures used to temporarily contact a semiconductor device while it is still in the wafer format (wafer probing), thereby providing electrical connections to automatic test equipment. We also offer test sockets used to test the final semiconductor package (package or final testing). Our principal test products include probe cards, automatic test equipment (ATE) interface assemblies, ATE test boards, and test socket/contactors. Most of the test products we offer are custom designed or customized for a specific semiconductor or application.

RESULTS OF OPERATIONS

Bookings and Backlog

During the three months ended December 31, 2004, we recorded bookings of $114.0 million compared to $206.0 million in the quarter ended December 31, 2003 and $103.0 million in the quarter ended September 30, 2004. The reduction in bookings during the three months ended December 31, 2004 compared to the same period a year ago was caused by a reduction in bookings within our Equipment segment brought on by the downturn in the semiconductor industry. A booking is recorded when a customer order is reviewed and determination is made that all specifications can be met, production (or service) can be scheduled, a delivery date can be set, and the customer meets the Company’s credit requirements. At December 31, 2004, we had a backlog of customer orders totaling $58.0 million, compared to $114.0 million at December 31, 2003 and $59.7 million at September 30, 2004. Our bookings and backlog as of any date may not be indicative of net revenues for any succeeding period, since the timing of deliveries may vary and orders generally are subject to delay or cancellation.

Net Revenue

Business segment net revenues during the quarters ended December 31, 2004 and 2003 were as follows:

	Three Months Ended December 31,
	2003	2004	% Change
	Net Revenue	Net Revenue
Equipment	$81,080	$29,349	-63.8%
Packaging materials	49,508	64,018	29.3%
Test	23,281	22,954	-1.4%

	$153,869	$116,321	-24.4%

Overall, net revenue from continuing operations for the December 2004 quarter decreased $37.6 million or 24.4% from the same period in the prior year and $31.2 million, or 21.2% from the quarter ended September 2004. Following is a review of net sales for each of our three business segments.

Our equipment segment was impacted the most by the recent downturn in the semiconductor industry as net revenue during the quarter ended December 31, 2004 declined 63.8% to $29.3 million from $81.1 million in the same period a year ago. The lower net revenues resulted primarily from a 74.1% decrease in unit sales of our automatic ball bonders compared to the same period a year ago. The blended average selling price for our ball bonders increased 4.2%, due primarily to product mix as sales of products with higher average selling prices increased and sales of products with lower average selling prices declined during the quarter ended December 31, 2004, compared to sales levels of these same products during the year ago quarter. The blended average selling price for our ball bonders during the quarter ended December 31, 2004 was unchanged compared to blended average selling prices during the quarter ended September 30, 2004. Average selling prices generally go down over time for any particular model. To mitigate this we introduce new models with additional features that enable us to demand a higher selling price. The blended average selling price varies with the proportion of newer models sold and with customer mix.

Our packaging materials segment net revenue increased 29.3% to $64.0 million during the quarter ended December 31, 2004 from $49.5 million during the same period a year ago. The $14.5 million increase in packaging materials revenues resulted from a $15.2 million increase in wire revenues that were partially offset by a $0.7 million reduction in capillary revenues. The increase in wire revenue was due to a 44.1% increase in gold wire unit volumes (measured in Kft) due to increased orders from existing customers and two new customers in Taiwan. Wire average selling prices are not meaningful because they are heavily dependent upon the price of gold and can significantly fluctuate from period to period. Our capillary unit sales were lower in the current period due to a decrease in demand brought on by the downturn in the semiconductor industry. Blended average selling prices for our capillary products were down 1.1% during the quarter ended December 31, 2004, compared to the year ago quarter.

Our test segment net revenue decreased 1.4% to $23.0 million during the quarter ended December 31, 2004 from $23.3 million during the same period a year ago. The net reduction of $0.3 million primarily consisted of a $1.4 million reduction in sales of cantilever probe cards caused by lower demand from nearly all customers, mostly offset by a $1.1 million increase in our other test segment product lines, particularly our vertical pin probe card product line where net revenues increased $0.8 million due to increased demand from two existing customers. Blended average selling prices are not meaningful in the test business due to lack of a standard unit of measure and the large difference in part types sold. As such, blended average selling prices are not a metric used by management.

The majority of our revenue are to customers that are located outside of the United States or that have manufacturing facilities outside of the United States. Shipments of our products with ultimate foreign destinations comprised 83.3% of our total sales in the first three months of fiscal 2005 compared to 84.2% in the first three months of the prior fiscal year. The majority of these foreign sales were destined for customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea and Japan. Taiwan accounted for the largest single destination for our product shipments with 23.9% of our shipments in the first three months of fiscal 2004 compared to 35.2% of our shipments in the first three months of the prior fiscal year.

Gross Profit

Business segment gross profit and gross margin during the quarters ended December 31, 2004 and 2003 were as follows:

	Three Months Ended December 31,
	2003	% Sales	2004	% Sales
Equipment	$31,956	39.4%	$12,023	41.0%
Packaging materials	11,418	23.1%	12,766	19.9%
Test	3,988	17.1%	1,589	6.9%

	$47,362	30.8%	$26,378	22.7%

Overall, gross profit decreased $21.0 million during the quarter ended December 31, 2004, compared to the same period in the prior year. The lower gross profit is primarily due to reduced demand in the semiconductor industry, particularly for our automatic ball bonders within our equipment segment, and to a lesser extent higher unit costs within our test business segment as we increased production capacity at our China operations during the December 2004 quarter to provide for the planned transfer and shutdown of test segment production operations in Europe and the United States. Gross margin decreased to 22.7% during the December 2004 quarter, from 30.8% in the year-ago quarter due to product mix shift from higher margin equipment sales to lower margin package materials segment and the duplicate test segment production costs noted above.

Our equipment segment gross profit decreased $19.9 million, or 62.4% during the quarter ended December 31, 2004 compared to same period a year ago, as demand for our automatic ball bonders declined sharply. Gross margin increased to 41.0% from 39.4% from the year ago quarter. The increase in gross margin was primarily due to product mix, as sales of products with higher gross margins increased and sales of products with lower gross margins declined during the quarter ended December 31, 2004, compared to sales levels of these same products during the corresponding year ago quarter. Average unit costs of our equipment segment sales were generally the same during the quarters ended December 31, 2004 and 2003.

Our packaging materials segment gross profit increased $1.3 million, or 11.8% during the quarter ended December 31, 2004 compared to same period a year ago, as demand for our gold wire increased sharply. Gross margin decreased to 19.9% from 23.1% from the year ago quarter. The decline in gross margin was due to a higher percentage of lower margin wire sales compared to other packaging materials sold during the quarter, as wire sales increased 43.9% during the quarter ended December 31, 2004 from the year-ago quarter, and the increase in the price of gold, which makes up a significant portion of our wire cost of sales.

Our test segment gross profit decreased $2.4 million, or 60.2% during the quarter ended December 31, 2004 compared to same period a year ago. Our test segment gross margin also declined to 6.9% during the December 2004 quarter from 17.1% during the year ago quarter. The decline in gross profit and gross margin was due to higher unit costs during the period as we absorbed the increased costs associated with production capacity added to our China operations during the December 2004 quarter to provide for the planned transfer and shutdown of test operations in Europe and the U.S.

Operating Expense

Operating expenses during the quarters ended December 31, 2004 and 2003 were as follows:

	Three Months Ended December 31,
	2003	% Sales	2004	% Sales
Selling, general and administrative	$24,716	16.1%	$22,073	19.0%
Research and development, net	8,176	5.3%	8,878	7.6%
Gain on sale of assets	—	—	(1,875)	-1.6%
Amortization of intangible assets	2,315	1.5%	2,194	1.9%

	$35,207	22.9%	$31,270	26.9%

Selling, General and Administrative

Selling, General and Administrative (SG&A) expenses were $22.1 million in the three months ended December 31, 2004, a decrease of $2.6 million or 10.6% from the same period in the prior year. Included in SG&A for the three months ended December 31, 2003 was approximately $2.6 million of incentive compensation and $0.9 million of China facility start-up costs. The three months ended December 31, 2004 did not include any costs for incentive compensation and included $0.1 million of China start-up costs. Partially offsetting these SG&A expense reductions during the quarter were increases in foreign exchange losses of $0.8 million and consulting fees associated with Sarbanes-Oxley compliance of $0.2 million.

Research and Development

Research and Development expense for the three months ended December 31, 2004 increased $0.7 million or 8.5% from the same period in the prior year due. The increase in Research and Development expense was primarily due to increased compensation costs as we increased our investment in the research and development of next-generation products across all of our product lines, and to a lesser extent increased travel and outside services expenses. The Company expects research and development expenses to increase in each of the next three quarters over the level of expenses incurred during the quarter ended December 31, 2004, as we increase our engineering headcount within our Equipment and Test segment to address new product development programs.

Gain on Sale of Assets

Gain on sale of assets is comprised of the gain on the sale of land and building in Gilbert, Arizona of $1.5 million, and the gain related to the sale of land and building in Willow Grove, Pennsylvania, in proportion to the leaseback period.

Amortization of Intangible Assets

The amortization expense of $2.2 million and $2.3 million during the quarters ended December 31, 2004 and 2003, respectively is attributable to intangible assets for customer accounts and completed technology arising from the acquisition of our test segment. The aggregate amortization expense for these items for each of the next five fiscal years is expected to be approximately $9.0 million.

Income (loss) From Operations

Business segment income (loss) from operations during the quarters ended December 31, 2004 and 2003 were as follows:

	(dollars amounts in thousands)
	Three months ended December 31,
	2003	% Sales	2004	% Sales
Equipment	$17,288	21.3%	$(54)	-0.2%
Packaging materials	6,194	12.5%	6,473	10.1%
Test	(6,795)	-29.2%	(7,860)	-34.2%
Corporate and other	(4,532)	—	(3,451)	—

	$12,155	7.9%	$(4,892)	-4.2%

The loss from operations for the three months ended December 31, 2004 was $4.9 million, compared to income from operations of $12.2 million in the same period of the prior year. The $17.1 million reduction was primarily due to reduced demand for our ball bonders within our Equipment segment caused by the downturn in the semiconductor industry.

Our packaging materials business operating income increased $0.3 million for the quarter ended December 31, 2004 compared to the same quarter of the prior year. This increase was primarily due to higher wire sales volumes. Our test business segment operating losses increased for the three months ended December 31, 2004 compared to prior year due to lower demand and higher unit costs as we increased production capacity at our China operations during the December 2004 quarter to provide for the planned transfer and shutdown of test segment production operations in Europe and the U.S.

The loss from operations within our Corporate and Other segment decreased in the three months ended December 31, 2004 from the prior year ago quarter as no employee incentive compensation expense was recorded during the current quarter, compared to $2.6 million in the year ago quarter.

Interest Income and Expense

Interest income in the three months ended December 31, 2004 was $0.2 million higher than the prior fiscal year period due to higher average invested cash balances and higher interest rates. Interest expense in the three months ended December 31, 2004 was $0.9 million compared to $4.4 million in the same period of the prior fiscal year. Interest expense in both the current and prior period primarily reflects interest on our convertible subordinated notes. The lower interest expense for the three months ended December 31, 2004 was due to the early extinguishment of our 4.75% and 5.25% convertible subordinated notes and issuance of 0.5% and 1.0% convertible subordinated notes. These transactions also reduced the total subordinated debt outstanding as of December 31, 2004 by $30 million from the total amount of debt outstanding at the end of December 31, 2003.

Charge on Early Extinguishment of Debt

In the three months ended December 2003, we wrote-off $2.6 million of issuance costs and incurred $3.6 million of call premium costs associated with the redemption of the 4.75% convertible subordinated notes.

Provision for Income Taxes

The provision for income taxes for the three months ended December 31, 2004 of $1.9 million consisted of income tax of $0.8 million for income in foreign jurisdictions, $0.8 million for potential future repatriation of foreign earnings and $0.3 million for additional reserves and interest on those reserves. Our provision for income taxes in the three months ended December 2003 reflects income tax on income in foreign jurisdictions. During the three months ended December 2004, the Company increased its valuation allowance against U.S. net operating loss carryforwards by approximately $2.5 million, which is equal to the amount of deferred tax asset generated by additional U.S. net operating loss carryforwards during the period.

On October 22, 2004 the U.S. Government passed The American Jobs Creation Act (the “Act”). The Act provides for certain tax benefits including but not limited to those associated with the reinvestment of foreign earnings in the United States. We are currently evaluating the Act and may or may not benefit from such provisions. For fiscal 2005 or 2006, the Company could elect under the Act, to apply an 85% dividends-received deduction against certain dividends received from controlled foreign corporations, in which we are a U.S. shareholder. Undistributed earnings being considered for potential repatriation could be as much as $100 million. We have, and continue to provide for potential taxes on repatriation of foreign earnings, including foreign withholding tax, and do not expect any future repatriation of foreign earnings under the Act to result in additional income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, total Cash and Investments were $110.9 million compared to $95.8 million at September 30, 2004, an increase of $15.1 million. Net cash provided by operating activities during the three months ended December 31, 2004 was $5.0 million, primarily due to favorable changes in working capital of $7.0 million which were partially offset by cash used in operations of $2.0 million. Net cash provided by investing activities of $16.0 million was mainly due to $11.8 million of proceeds received from the sale of the land and buildings in Willow Grove, Pennsylvania and Gilbert, Arizona, and net proceeds of $7.2 from the sales of investments, partially offset by capital expenditures of $3.0 million during the quarter. The effect of exchange rate changes increased cash and cash equivalents by $0.9 million at December 31, 2004.

Our primary need for cash for the next fiscal year will be to provide the working capital necessary to meet our expected production and sales levels and to make the necessary capital expenditures to enhance our production and operating activities. We expect our fiscal 2005 capital expenditure needs to be approximately $15.0 million, as compared with $13.4 million in fiscal 2004. We expect fiscal 2005 capital expenditures to be primarily for our operations infrastructure at our Asia/Pacific locations. We financed our working capital needs and capital expenditure needs in fiscal 2004 through internally generated funds from our equipment and packaging materials businesses and expect to continue to generate cash from operating activities in fiscal 2005 or use cash and investments on hand to meet our cash needs. We expect to use the excess cash generated from our equipment and packaging materials business and cash and investments on hand to fund the operation of our test business until such time that our test performance improvement plans are complete and our test segment is self-funding.

Under generally accepted accounting principles, certain obligations and commitments are not required to be included in the consolidated balance sheets and statements of operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on our liquidity. Certain of the following commitments as of December 31, 2004 have not been included in the consolidated balance sheet and statements of operations included in this filing. However, they have been disclosed in the following table in order to provide a more complete picture of our Company’s financial position and liquidity. The most significant of these is our inventory purchase obligations, which reflect our expectations of future demand for our bonding equipment.

The following table identifies obligations and contingent payments under various arrangements at December 31, 2004, including those not included our consolidated balance sheet:

	Total	Amounts due in less than 1 year	Amounts due in 2-3 years	Amounts due in 4-5 years	Amounts due in more than 5 years
	(in thousands)
Contractual Obligations:
Long-term debt	$270,000	—	—	$205,000	$65,000
Capital Lease obligations	344	$41	$82	82	139
Operating Lease obligations*	32,022	8,400	8,721	5,102	9,799
Inventory Purchase obligations*	29,976	29,976	—	—	—

Commercial Commitments:
Gold Supply Agreement	17,001	17,001
Standby Letters of Credit*	3,334	3,334	—	—	—

Total contractual obligations and commercial commitments	$352,677	$58,752	$8,803	$210,184	$74,938

*	Represents contractual amounts not reflected in the consolidated balance sheet at December 31, 2004.

Long-term debt includes the amounts due under our 0.5% Convertible Subordinated Notes due 2008 and our 1.0% Convertible Subordinated Notes due 2010. The capital lease obligations principally relate to equipment leases. The operating lease obligations at December 31, 2004 represent obligations due under various facility and equipment leases with terms up to fifteen years in duration. Inventory purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business.

The standby letters of credit represent obligations of the Company in lieu of security deposits for a gold financing agreement, a facility lease, and employee benefit programs.

At December 31, 2004, the fair value of our $205.0 million 0.5% Convertible Subordinated Notes was $164.8 million, and the fair value of our $65.0 million 1.00% Convertible Subordinated Notes was $57.2 million. The fair values were determined using quoted market prices at the balance sheet date. The fair value of our other assets and liabilities approximate the book value of those assets and liabilities. At December 31, 2004, the Standard & Poor’s rating for the 0.5 % Convertible Subordinated Notes was CCC+, and the Company’s 1.0% Convertible Subordinated Notes are currently not rated.

We believe that our existing cash reserves and anticipated cash flows from operations will be sufficient to meet our liquidity and capital requirements for at least the next 12 months. However, our liquidity is affected by many factors, some of which are based on normal operations of the business and others that are related to uncertainties of the industry and global economies. We may seek, as we believe appropriate, additional debt or equity financing to provide capital for corporate purposes. We may also seek additional debt or equity financing for the refinancing or redemption of existing debt and/or to fund strategic business opportunities, including possible acquisitions, joint ventures, alliances or other business arrangements that could require substantial capital outlays. The timing and amount of such potential capital requirements cannot be determined at this time and will depend on a number of factors, including demand for our products, semiconductor and semiconductor capital equipment industry conditions, competitive factors, the condition of financial markets and the nature and size of strategic business opportunities which we may elect to pursue.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs – an amendment of ARB 43, chapter 4 (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs be recognized as a current-period expense. FAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after July 15, 2005. We do not expect the adoption of this standard to have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment” (FAS 123R). In summary, FAS 123R requires companies to expense the fair value of employee stock options and similar awards as of the date the company grants the awards to employees. The expense would be recognized over the vesting period for each option and adjusted for actual forfeitures that occur before vesting. The effective date for this standard is interim and annual periods beginning after June 15, 2005, and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. We are currently assessing each of the three transition methods offered by FAS 123R and believes adoption of FAS 123R will have a material impact on its consolidated financial statements, regardless of the method selected.

Introduction to Management’s Discussion and Analysis of Financial Condition and Results of Operations Associated with the Fiscal Year Ended September 30, 2004.

We design, manufacture and market capital equipment, packaging materials and test interconnect products as well as service, maintain, repair and upgrade equipment, all used to assemble or test semiconductor devices. We are currently the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is currently divided into three product segments:

•	equipment;

•	packaging materials; and

•	wafer and package test interconnect products.

We believe we are the only major supplier to the semiconductor assembly industry that can provide customers with semiconductor wire bonding equipment along with the complementary packaging materials and test interconnect products that actually contact the surface of the customer’s semiconductor devices. We believe that the ability to control all of these assembly related products provides us with a significant competitive advantage and should allow us to develop system solutions to the new technology challenges inherent in assembling and packaging next-generation semiconductor devices.

In the March 2004 quarter, we sold the remaining assets of our advanced packaging technologies segment, which consisted solely of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation and have not included the results of its operations in our revenues and expenses from continuing operations as reported in our financial statements or in this discussion of our results of operations. We have reclassified our prior period financial statements to coincide with the current year presentation.

The semiconductor industry historically has been volatile, with periods of rapid growth followed by downturns. One such downturn started in fiscal 2001 and persisted throughout most of fiscal 2003. The industry recovered from this downturn in late fiscal 2003 through the first three quarters of fiscal 2004. As a result of the industry recovery throughout the majority of fiscal 2004 and our continuing efforts to reduce our operating expenses and manage our business, we achieved the following in fiscal 2004:

•	Net sales increased 50.2% to $717.8 million

•	SG&A and R&D expenses decreased by $4.6 million

•	Long term notes were refinanced resulting in: a $13.2 million reduction in annualized cash interest expense ($7.0 million in fiscal 2004); a $30 million reduction in our long term notes and; an extension of the maturity date of the long term notes.

•	Generated net income of $55.9 million

•	Generated $71.3 million of cash from operating activities

While we achieved the above positive results in fiscal 2004, in the fourth quarter of fiscal 2004 we experienced a 24.2% fall-off in sales compared to our third quarter. Based on declining order activity in the fourth quarter of fiscal 2004, customer indications and other factors we believe that the semiconductor industry entered a downturn. There can be no assurances regarding levels of demand for our products, and in any case, we believe the historical volatility – both upward and downward – will persist.

During the industry downturn from fiscal 2001 through most of fiscal 2003, we incurred significant resizing charges to scale down the size of our business and consolidated operations. Even after implementing these formal resizing plans (see Note 3 to our Condensed Consolidated Financial Statements), we have continued to lower our cost structure by further consolidating operations, moving certain of our manufacturing capacity to China, moving a portion of our supply chain to lower cost suppliers and designing better but lower cost equipment. Cost reduction efforts have become an important part of our normal ongoing operations and we believe this will drive down our cost structure below current levels, while not diminishing our product quality. However, we expect to incur additional quarterly charges such as severance and facility closing costs as a result of these long-term cost reduction programs. Our goal is to be both the technology leader, and the lowest cost supplier in each of our major lines of business.

We reported a loss from operations of our test business segment of $21.5 million in fiscal 2004. We are continuing with our plan to improve the performance of this segment through: new product introductions, consolidation of test facilities, the transfer of a greater portion of test production to our Asia facilities, and outsourcing a greater portion of the test production. We expect this plan will continue through 2005 and will result in future period charges and/or restructuring charges.

Products and Services

We offer a range of wire bonding equipment and spare parts, packaging materials and test interconnect products. Set forth below is a table listing the percentage of our total net sales from continuing operations for each business segment for the three fiscal years ended September 30, 2002, 2003 and 2004:

	(dollars in thousands) Fiscal Year Ended September 30,
	2002		2003(1)		2004
	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales
Equipment	$169,469	38%	$198,447	42%	$361,244	50%
Packaging materials	157,176	36%	174,471	37%	234,690	33%
Test interconnect	114,698	26%	104,882	22%	121,877	17%
Other(2)	222	0%	135	0%	—	0%

	$441,565	100%	$477,935	100%	$717,811	100%

(1)	In the fourth quarter of fiscal 2003, we sold the assets related to the saw and hard material blade businesses that were part of the equipment segment and packaging materials segment, respectively. Those businesses had fiscal 2003 net sales of $11.3 million.
(2)	Comprised of sales associated with our substrate business that was closed in fiscal 2002.

Over time, our equipment sales are highly volatile, based on the semiconductor industry’s need for new capability and capacity, whereas packaging materials and test interconnect sales tend to be more stable, following the trend of total semiconductor unit production.

See Note 13 to our Consolidated Financial Statements for financial results by business segment.

Equipment

We manufacture and market a line of wire bonders, which are used to connect very fine wires, typically made of gold, aluminum or copper, between the bond pads of a semiconductor die and the leads on the integrated circuit (IC) package to which the die has been attached. We believe that our wire bonders offer competitive advantages by providing customers with high productivity/throughput and superior package quality/process control. In particular, our machines are capable of performing very fine pitch bonding as well as creating the sophisticated wire loop shapes that are needed in the assembly of advanced semiconductor packages. Our principal products are:

Ball Bonders. Automatic IC ball bonders represent a large majority of our semiconductor equipment business. As part of our competitive strategy, we have been introducing new models of IC ball bonders every 15 to 24 months, with each new model designed to increase both productivity and process capability compared to its predecessor. In May 2002, we began marketing the Maxum ™ IC ball bonder, which offered up to 20% more productivity than its predecessor. In the second quarter of fiscal 2004, we began shipping the Maxum Plus ™ to customers offering further productivity increases, as well as process capability improvements. In addition, in January of 2003, we began shipping the Nu-Tek ™ , a new automatic wire bonder optimized for low lead count ICs and discrete device applications, which are both segments of the market where we had not previously participated.

Specialty Wire Bonders. We also produce other models of wire bonders, targeted at specific market niches, including: the Model 8098, a large area ball bonder designed for wire bonding hybrid, chip on board, and other large area applications; the WaferPRO Plus™ , for wafer level bumping for area array applications; the Triton RDA™ , a wedge bonder designed for ribbon bonding; and the Model 8090, a large area wedge bonder. We also manufacture and market a line of manual wire bonders.

We believe that our industry knowledge and technical experience have positioned us to deliver innovative, customer-specific offerings that reduce the cost of owning our equipment over its useful life. In response to customer trends in outsourcing packaging requirements, we provide repair and maintenance services, a variety of equipment upgrades, machine and component rebuild activities and expanded customer training through our customer operations group.

Packaging Materials

We manufacture and market a range of semiconductor packaging materials and expendable tools for the semiconductor assembly market, including very fine gold, aluminum and copper wire, capillaries, wedges, die collets and saw blades, all of which are used in packaging and assembly processes. Our packaging materials are designed for use on both our own and our competitors’ assembly equipment. A wire bonder uses a capillary or wedge tool and bonding wire much like a sewing machine uses a needle and thread. Our principal products are:

Bonding Wire. We manufacture very fine gold, aluminum and copper wire used in the wire bonding process. This wire is bonded to the chip surface and package substrate by the wire bonder and becomes a permanent part of the customer’s semiconductor package. We produce wire to a wide range of specifications, which can satisfy most wire bonding applications across the spectrum of semiconductor packages.

Expendable Tools. Our expendable tools include a wide variety of capillaries, wedges, die collets and wafer saw blades. The capillaries and wedges actually attach the wire to the semiconductor chip, allow a precise amount of wire to be fed out to form a permanent wire loop, then attach the wire to the package substrate, and finally cut the wire so that the bonding process can be repeated again. Die collets are used to pick up and place die into packages before the wire bonding process begins. Our hub blades are used to cut silicon wafers into individual semiconductor die.

Test Interconnect

We offer a broad range of fixtures used to temporarily contact a semiconductor device while it is still in the wafer format (wafer probing), thereby providing electrical connections to automatic test equipment. We also offer test sockets used to test the final semiconductor package (package or final testing). Our principal test interconnect products are:

Probe cards. Probe cards consist of complex, multilayer printed circuit boards (PCB) upon which are attached numerous probe needles designed to make temporary contact to each of the bond pads or bumps on a die while the die is still in a wafer format, providing electrical connections to automatic test equipment.

Automatic Test Equipment (ATE) interface assemblies. ATE interface assemblies typically consist of electro-mechanical assemblies, electrical contactors and intricate multilayer PCBs, which mechanically and electrically connect to the ATE test prober and carry electrical signals to a probe card, and ultimately the semiconductor device under test.

Test sockets. Test sockets hold packaged semiconductor devices while making electrical connections to their leads through spring loaded contacts.

Changes in the design of a semiconductor device often require changes in the probe card, test socket and, in certain cases, the ATE interface assembly used to test that semiconductor. Customers generally purchase new versions of these custom-designed products each time there is a design change in the semiconductor being tested. Changes in semiconductor design and processes drive improvements in test interconnect technology in order to support significant increases in the number and density of bond pads or leads being tested and the speed of the electrical signals being tested.

Accounting Policies, Pronouncements and Estimates

We believe the following accounting policy is critical to the preparation of our financial statements:

Revenue Recognition. Our revenue recognition policy is in accordance with Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and we have satisfied any equipment installation obligations and received customer acceptance, or are otherwise released from our installation or customer acceptance obligations. In the event terms of the sale provide for a lapsing customer acceptance period, we recognize revenue based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. Our standard terms are Ex Works (K&S factory), with title transferring to our customer at our loading dock or upon embarkation. We do have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract. Revenue from royalty arrangements and license agreements is recognized in accordance with the contract terms, generally prorated over the life of the contract or based upon specific deliverables. Our business is subject to contingencies related to customer orders as follows:

•	Right of Return: A large portion of our revenue comes from the sale of machines that are used in the semiconductor assembly process. These items are generally built to order, and often include customization to a customer’s specifications. Other product sales relate to consumable products, which are sold in high-volume quantities, and are generally maintained at low stock levels at our customer’s facility. As a result, customer returns represent a very small percentage of customer sales on an annual basis. Our policy is to provide an allowance for customer returns based upon our historical experience and management assumptions.

•	Warranties: Our products are generally shipped with a one-year warranty against manufacturer’s defects and we do not offer extended warranties in the normal course of our business. We recognize a liability for estimated warranty expense when revenue for the related product is recognized. The estimated liability for warranty is based upon historical experience and our estimates of future expenses.

•	Conditions of Acceptance: Sales of our consumable products and bonding wire generally do not have customer acceptance terms. In certain cases, sales of our equipment products do have customer acceptance clauses which generally require that the equipment perform in accordance with specifications during an on-site factory inspection by the customer, as well as when installed at the customer’s facility. In such cases, if the terms of acceptance are satisfied at our facility prior to shipment, the revenue for the equipment will be recognized upon shipment. If the customer must first install the equipment in their own factory, then generally, revenue associated with that sale is not recognized until acceptance is received from the customer.

•	Price Protection: We do not provide price protection to our customers.

Critical Estimates and Assumptions:

Generally accepted accounting principles require the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas involving the use of estimates in our financial statements include allowances for uncollectible accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets and deferred tax liabilities, self insurance reserves, pension benefit liabilities, resizing, warranty, litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which are the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies require significant judgments and estimates:

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We are also subject to concentrations of customers and sales to a few geographic locations, which would also impact the collectability of certain receivables. If economic or political conditions were to change in some of the countries where we do business, it could have a significant impact on the results of our operations, and our ability to realize the full value of our accounts receivable.

Inventory Reserves. We generally provide reserves for equipment inventory and spare part and consumable inventories considered to be in excess of 18 months of forecasted future demand, and test interconnect inventory considered to be in excess of 12 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to our suppliers and adjust commitments to those suppliers accordingly. If required, we rereserve for the difference between the carrying value of our inventory and the lower of cost or market value, based upon assumptions about future demand, market conditions and the next cyclical market upturn. If actual market conditions are less favorable than our projections, additional inventory reserves may be required. We review and dispose of excess and obsolete inventory on a regular basis.

Valuation of Long-lived Assets. Our long-lived assets include property, plant and equipment, goodwill and intangible assets. Our property, plant and equipment and intangible assets are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying amount of these assets may not be recoverable. The fair value of our goodwill and intangible assets is based upon our estimates of future cash flows and other factors to determine the fair value of the respective assets. We manage and value our intangible technology assets in the aggregate, as one asset group, not by individual technology. We perform our annual goodwill and intangible assets impairment test in the fourth quarter of each fiscal year, which coincides with our annual planning process. We also test for impairment whenever a “triggering” event occurs. Our impairment testing resulted in an impairment charge of $5.7 million in fiscal 2003 in our flip chip business unit and a fiscal 2002 impairment charge of $72.0 million in the test business unit and $2.3 million in the hub blade business. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges in accordance with SFAS 142 and SFAS 144.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we expect is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made. In fiscal 2003 and 2002 we established a valuation allowance against our deferred tax assets generated from our U.S. net operating losses. In fiscal 2004 we reversed the portion of the valuation allowance that was equal to the U.S. federal income tax expense on our U.S. income. If the Company were to generate additional U.S. net operating loss carryforwards, additional valuation allowances would be set up against these deferred tax assets.

Accounting for Costs Associated with Exit or Disposal Activities - In June 2002, the FASB issued SFAS 146, Accounting for Exit or Disposal Activities which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). We have adopted this standard and the adoption did not have a material impact on our financial position and results of operations, however, this standard will in certain circumstances change the timing of recognition of restructuring (resizing) costs.

Overview of Statement of Operations

Net sales. Our equipment sales depend on the capital expenditures of semiconductor manufacturers and subcontract assemblers worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and technology driven advancements in semiconductor design. The semiconductor industry historically has been highly volatile, and has experienced periodic downturns followed by rebounds. Downturns have had a severe effect on the semiconductor industry’s demand for capital equipment. For example, a downturn in the semiconductor industry from fiscal 2001 through most of fiscal 2003 contributed to lower net sales in each of those fiscal years in comparison to our fiscal 2000 net sales. This downturn was followed by increased market demand during most of our fiscal 2004 resulting in an 82.0% increase in our equipment net sales in fiscal 2004 compared to fiscal 2003. In the fourth quarter of fiscal 2004, we announced weakening customer demand for our equipment and we expect further weakening in the first quarter of fiscal 2005.

Our packaging materials sales depend on manufacturing expenditures of semiconductor manufacturers and subcontract assemblers, many of which also purchase our equipment products. However, the volatility in demand for our packaging materials is less than that of our equipment sales due to the consumable nature of these products.

Our test interconnect solutions sales depend on the manufacturing expenditures of some of the same semiconductor manufacturers and subcontractors as our equipment and packaging materials sales as well as other customers. Because of the consumable and customized nature of most of our test products, however, the volatility in demand for these test products is less than that of our equipment sales.

Cost of goods sold. Equipment cost of goods sold consists mainly of subassemblies, materials, direct and indirect labor costs and other overhead. We rely on subcontractors to manufacture many of the components and subassemblies for our products and we rely on sole source suppliers for some material components.

Packaging materials cost of goods sold consists primarily of gold and aluminum, direct labor and other materials used in the manufacture of bonding wire, capillaries, wedges and other company products, with gold making up the majority of the cost. Gold bonding wire is generally priced based on a fabrication charge per 1,000 feet of wire, plus the value of the gold. To minimize our exposure to gold price fluctuations, we obtain gold for fabrication under a contract with our gold supplier which generally matches the price we pay for the gold with the price we invoice our customers. Accordingly, fluctuations in the price of gold are generally absorbed by our gold supplier or passed on to our customers. Since gold makes up a significant portion of the cost of goods sold of our bonding wire business unit, the gross profit as a percentage of sales of that business unit and therefore the packaging materials segment will be lower than can be expected in the equipment business. We rely on one supplier for our gold requirements.

Test interconnect cost of goods sold consists primarily of direct labor and indirect labor for engineering design and materials used in the manufacture of wafer and IC package testing cards and devices.

Selling, general and administrative expense. Our selling, general and administrative expense is comprised primarily of personnel and related costs, professional costs, and depreciation expense.

Research and development expense. Our research and development costs consist primarily of labor, prototype material and other costs associated with our development efforts to strengthen our product lines and develop new products and depreciation expense. Included in research and development expense is the cost to develop the software that operates our semiconductor assembly equipment, which is expensed as incurred. We expect to continue to incur significant research and development costs.

Results of Operations

Fiscal Years Ended September 30, 2004, September 30, 2003 and September 30, 2002

The table below shows the principal line items from our historical consolidated statements of operations, as a percentage of our net sales, for the three years ended September 30:

	Fiscal Year Ended September 30,
	2002	2003	2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	77.2	73.2	67.8

Gross margin	22.8	26.8	32.2
Selling, general and administrative	30.6	21.4	14.1
Research and development, net	11.8	8.0	4.8
Resizing	4.3	(0.1)	(0.0)
Asset impairment	7.2	0.8	0.5
Goodwill impairment	16.8	—	—
Amortization of goodwill and intangibles	2.2	1.9	1.3
Gain on sale of assets	—	—	(0.1)
Loss on sale of product lines	—	1.1	—

Income (loss) from operations	(50.0)%	(6.3)%	11.7%

Fiscal Years Ended September 30, 2004 and September 30, 2003

Bookings and Backlog. During the fiscal year ended September 30, 2004, we recorded bookings of $718.5 million compared to $488.8 million in fiscal 2003. A booking is recorded when a customer order is reviewed and a determination is made that all specifications can be met, production (or service) can be scheduled, a delivery date can be set, and the customer meets the Company’s credit requirements. At September 30, 2004, the backlog of customer orders totaled $59.7 million, compared to $59.9 million at September 30, 2003. Since the timing of deliveries may vary and orders are generally subject to cancellation, our backlog as of any date may not be indicative of net sales for any succeeding period. For example, on August 10, 2004, we announced that discussions with customers indicated a general slowing in the rate of semiconductor growth. As a result, some of these customers requested that we delay the shipment of wire bonders previously ordered and included in our backlog of customer orders at June 30, 2004.

Sales

Business segment net sales:

	(dollars amounts in thousands) Fiscal year ended September 30,
	2003	2004	%Change
Equipment	$198,447	$361,244	82.0%
Packaging materials	174,471	234,690	34.5%
Test interconnect	104,882	121,877	16.2%
Other (1)	135	—	NA

	$477,935	$717,811	50.2%

(1)	Comprised of residual sales associated with our substrate business that was closed in fiscal 2002.

Sales. Net sales from continuing operations for the year ended September 30, 2004 were $717.8 million, an increase of 50.2% from $477.9 million in fiscal 2003 due primarily to the improved demand in the semiconductor industry for our automatic ball bonders throughout the majority of fiscal 2004.

Our equipment segment was the primary beneficiary of the increased demand in the semiconductor industry during fiscal

2004, recording an 82.0% increase in net sales compared to the prior year. According to VLSI Research, our market share of worldwide revenue for automatic ball bonders for the first half of calendar 2004 increased to 49% from 41% in the second half of calendar 2003 and 36% in the first half of calendar 2003. The higher net sales resulted primarily from a 122.1% increase in unit sales of our automatic ball bonders. We recorded our highest quarterly ball bonder unit volume in the history of the Company in the second quarter of fiscal 2004. This large percentage increase in ball bonder unit sales was partially offset by the elimination of sales of dicing saws in fiscal 2004 due to the sale of this business in August 2003, relatively flat sales in specialty bonders and spare parts, and a lower average selling price (ASP) per ball bonder. The blended ASP for our automatic ball bonders was 5.1% lower than the prior year, due primarily to customer mix. This reflected general lowering of ASP for any particular model over its product life cycle. To mitigate this we introduce new models with additional features that enable us to demand a higher selling price. We experienced a higher ASP on our newer Maxum Plus model compared to Maxum. The blended ASP varies with the proportion of newer models sold and with customer mix.

Our packaging materials business also benefited from the increased demand in the semiconductor industry with a $60.2 million or 34.5% increase in net sales. Our capillary unit sales were up 26.3% in fiscal 2004 compared to the prior year. Blended capillary ASP was down slightly (2.9%) from the prior year. The reduction in blended capillary ASP is a function of the general decline in unit prices and mix between high and low end capillaries. High end capillaries support advanced packaging applications and have higher ASP’s. As in our equipment business, we introduce new capillaries with additional capabilities that enable us to demand a higher selling price. Our wire unit sales (measured in Kft) increased 36.6% in fiscal 2004 over the prior year due to increased orders from existing customers and new customers. Wire ASP is heavily dependent upon the price of gold and can fluctuate significantly from period to period. In fiscal 2004 the price of gold accounted for approximately $20.6 million of the sales increase over the prior year and the increase in unit volume accounted for approximately $28.5 million of the increase.

Our test interconnect sales were $17.0 million in fiscal 2004 or 16.2% above the prior year. Our vertically configured retractable pin probe cards accounted for $13.4 million of the increase due to higher unit sales. Net sales of our other major test product lines were slightly above the prior year but negatively impacted by the sale of our PC board business in the second quarter of fiscal 2004. Our sales of PC board products were approximately $5.5 million lower in fiscal 2004 compared to the prior year. Blended ASPs are not meaningful in the test business due to lack of a standard unit of measure and the large difference in part types sold. As such, blended ASP’s are not a metric used by management for test interconnect sales.

The majority of our sales are to customers that are located outside of the United States or that have manufacturing facilities outside of the United States. Shipments of our products with ultimate foreign destinations comprised 86% of our total sales in fiscal 2004 compared to 80% in the prior fiscal year. The majority of these foreign sales were to customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea and Japan. Taiwan accounted for the largest single destination for our product shipments with 25% of our shipments in fiscal 2004 compared to 20% of our shipments in the prior fiscal year.

Gross Profit

Business segment gross profit:

	(dollars amounts in thousands) Fiscal year ended September 30,
	2003	% Sales	2004	% Sales
Equipment	$69,355	34.9%	$152,382	42.2%
Packaging materials	41,692	23.9%	52,032	22.2%
Test interconnect	17,026	16.2%	26,591	21.8%
Other(1)	135	100.0%	—	NA

	$128,208	26.8%	$231,005	32.2%

(1)	Comprised of residual gross profit associated with our substrate business that was closed in fiscal 2002.

Gross profit. Gross profit increased 80.2% ($102.8 million) in fiscal 2004 from the prior year and our gross margin (gross profit as a percentage of net sales) improved 5.4 percentage points. The higher gross profit and gross margin was primarily due to the improved demand in the semiconductor industry, particularly for our automatic ball bonders. Included in the results for fiscal 2004 were $1.5 million of inventory write-downs. Included in the results for fiscal 2003 is a charge for inventory write-downs of $5.1 million.

Our equipment gross profit increased 119.7% ($83.0 million) from the prior year and the equipment gross margin increased 7.3 percentage points from the prior year. The higher sales volume of ball bonders accounted for $55.1 million of the increased gross profit and an 18.1% reduction in the manufacturing cost per ball bonders partially offset by the lower ASP accounted for $24.4 million of the improvement. Our lower cost per unit was the main reason for the 7.3 percentage point increase in gross margin and due to the lowering of production costs over our products’ life cycle via better supply chain management, engineering more cost effective parts and volume purchasing.

Our packaging materials gross profit increased 24.8% ($10.3 million) from the prior year, with capillaries gross profit accounting for $7.9 million of the increase. Higher capillary unit volume accounted for $5.9 million of this improvement and lower capillary costs associated with shifting a portion of capillary production to China accounted for $3.1 million of the variance. These favorable results were partially offset by lower capillary ASP’s. Our wire gross profit was approximately $4.9 million higher than the prior year reflecting higher unit sales (measured in Kft) but the wire gross margin was lower than the prior year due to the increase in the price of gold, which makes up a significant portion of our wire cost of sales.

Our test interconnect business gross profit increased 56.2% ($9.6 million) and its gross margin increased 5.6 percentage points. The higher gross profit and gross margin was due primarily to higher unit sales in our vertically configured retractable pin probe cards and test sockets product lines and the associated manufacturing efficiencies. Duplicate costs associated with the start-up of production of cantilever products in our China facility partially offset the positive impact from the higher vertical and package test sales.

Operating Expenses

	(dollars amounts in thousands) Fiscal year ended September 30,
	2003	% Sales	2004	% Sales
Selling, general and administrative	$102,327	21.4%	$101,225	14.1%
Research and development, net	38,121	8.0%	34,611	4.8%
Resizing (recovery) costs	(475)	-0.1%	(68)	0.0%
Asset impairment	3,629	0.8%	3,293	0.5%
Gain on sale of assets	—	0.0%	(1,023)	-0.1%
Amortization of intangible assets	9,260	1.9%	9,022	1.3%
Loss on sale of product lines	5,257	1.1%	—	0.0%

	$158,119	33.1%	$147,060	20.5%

Selling, general and administrative expenses. SG&A expenses were relatively flat when compared with the prior year but SG&A expense as a percentage of sales was down 7.3 percentage points. In fiscal 2004, SG&A expense included a variable expense for incentive compensation of $10.3 million compared to no expense for incentive compensation in the prior year. Also included in fiscal 2004 were: severance charges of $4.5 million ($2.1 million of which was associated with the closing of a probe card production facility in France); and $1.6 million of start-up costs in our China facility to transition production capacity. Included in the SG&A expense for fiscal 2003 were: costs associated with workforce reductions (severance) of $5.2 million; start-up costs for our new China facility of approximately $2.0 million; and a $0.7 million charge for the early termination of an information technology services agreement, partially offset by the favorable reversal of a $2.0 million reserve previously established for potential obligations to U.S. Customs. Other than the above mentioned costs, our SG&A costs were lower than the prior year and reflected our efforts to contain operating costs with higher sales volume.

The workforce reduction/severance charges identified in the previous paragraph were included in SG&A expense because they were not related to formal and distinct restructuring programs, but rather, they were normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. Also, if the business conditions had improved, we were prepared to rehire some of these terminated individuals. These charges are in contrast to the formal and distinct resizing programs we established in prior fiscal years.

Research and development. Research and development (“R&D”) expense in fiscal 2004 decreased $3.5 million or 9.2% from fiscal 2003. While we saw lower payroll and related expenses due to our ongoing cost reduction efforts, we continued to invest in the development of next-generation wire bonders and new products for our test interconnect business. In fiscal 2004 we also purchased a license for an interconnection device which we believe will form the nucleus for our next-generation of semiconductor sockets for our package test products.

Resizing: The semiconductor industry has been volatile, with sharp periodic downturns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001, 2002 and most of 2003. We developed formal resizing plans in response to these changes in the business environment with the intent to align our cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. We documented and committed to these plans to reduce spending that included facility closings/rationalizations and reductions in workforce. We recorded the expense associated with these plans in the period that we committed to carry-out the plans. Although we made every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In fiscal 2004, we reversed $68 thousand of these resizing charges and in fiscal 2003 we reversed $475 thousand of these resizing charges due to the actual severance cost associated with the terminated positions being less than the cost originally estimated. We recorded resizing charges of $18.8 million in fiscal 2002 and $4.2 million in fiscal 2001.

In addition to the formal resizing costs identified below, we continued (and are continuing) to downsize our operations in fiscal 2002, 2003 and 2004. These downsizing efforts resulted in workforce reduction charges of $4.5 million in fiscal 2004, $5.6 million in fiscal 2003 and $5.0 million in fiscal 2002. In contrast to the resizing plans discussed above, these workforce reductions were not related to formal or distinct restructurings, but rather, the normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. In addition, during fiscal 2003, if the business conditions were to have improved, we were prepared to rehire some of these terminated individuals. These recurring workforce reduction charges were recorded as Selling, General and Administrative expenses.

A summary of the charges, reversals and payments of the formal resizing plans initiated in fiscal 2002 appears below:

	(in thousands)
Fiscal 2002 Resizing Plans	Severance and Benefits	Commitments	Total
Provision for resizing plans in fiscal 2002
Continuing operations	$9,486	$9,282	$18,768
Discontinued operations	893		893
Payment of obligations in fiscal 2002	(5,914)	(300)	(6,214)

Balance, September 30, 2002	4,465	8,982	13,447
Change in estimate	(455)	—	(455)
Payment of obligations in fiscal 2003	(3,135)	(3,192)	(6,327)

Balance, September 30, 2003	875	5,790	6,665
Change in estimate	(68)	—	(68)
Payment of obligations	(440)	(2,619)	(3,059)

Balance, September 30, 2004	$367	$3,171	$3,538

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 are identified below:

Fourth Quarter 2002

In January 1999, we acquired the advanced substrate technology of MicroModule Systems, a Cupertino, California company, to enable production of high density substrates. While showing some progress in developing our substrate technology, the business was not profitable and would have required additional capital and operating cash to complete development of the technology. In light of the business downturn that was affecting the semiconductor industry at the time, in the fourth quarter of fiscal 2002, we announced that we could not afford to further develop the substrate technology and would close our substrate operations. As a result, we recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. We expected, and achieved, annual payroll related savings of approximately $4.2 million and annual facility/operating savings of approximately $3.9 million as a result of this resizing plan. By June 30, 2003, all the positions had been eliminated. The plans have been completed but cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, we wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation. This substrate business was included in our then existing advanced packaging business segment.

Third Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to improve the performance of our test business segment, we decided to move towards a 24 hour per-day manufacturing model in our major U.S. wafer test facility, which would provide our customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As a result, in the third quarter of fiscal 2002, we announced a resizing plan to reduce headcount and consolidate manufacturing in our test business segment. As part of this plan, we moved manufacturing of wafer test products from our facilities in Gilbert, Arizona and Austin, Texas to our facilities in San Jose, California and Dallas, Texas and from our Kaohsuing, Taiwan facility to our Hsin Chu, Taiwan facility. The resizing plan included a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. We expected, and achieved, annual payroll related savings of approximately $6.9 million and annual facility/operating savings of approximately $84 thousand as a result of this resizing plan. All of the positions have been eliminated and both facilities have been closed. The plans have been completed but cash payments for the severance, facility and contractual obligations are expected to continue through 2005, or such earlier time as the obligations can be satisfied.

Second Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to more efficiently manage our business, in the second quarter of fiscal 2002, we announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, we recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including the Company’s hub blade business) and the move of our microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

In the second quarter of fiscal 2002, we closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit dates that are associated with these closed test facilities.

To reduce our short term cash requirements, we decided, in the fourth quarter of fiscal 2002, not to relocate our hub blade manufacturing facility from the United States to China or our microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in our facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002. As a result, we reduced our expected annual savings from this resizing plan for payroll related expenses by approximately $4.7 million.

Also in the fourth quarter of fiscal 2002, we reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses and in the fourth quarter of fiscal 2003 we reversed $353 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

As a result of the functional realignment, we terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of our Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

We expected annual payroll related savings of approximately $17.3 million and annual facility/operating savings of approximately $660 thousand as a result of this resizing plan. As a result of the decision not to relocate our hub blade manufacturing facility or our microelectronics product manufacturing we ultimately achieved annual payroll related savings of approximately $12.7 million. The plans have been completed but cash payments for the severance charges are expected to continue into 2005, or such time as the obligations can be satisfied.

Asset impairment. In fiscal 2004, we recorded an asset impairment charge of $3.3 million associated with exiting our PC board fabrication business and the closure of a probe card production facility in France. The fiscal 2003 charge included; $1.7 million associated with the discontinuation of a test product; $1.2 million due to the reduction in the size of a test facility in Dallas, Texas; and $730 thousand resulting from the write-down of assets that were sold and assets that became obsolete.

We perform our annual test for impairment of intangible assets at the end of the fourth quarter of each fiscal year, which coincides with the completion of our annual forecasting process. However, we also test for impairment whenever a “triggering” event occurs. We performed interim goodwill impairment tests on the goodwill associated with our test interconnect business during the quarters ended December 31, 2003 and March 31, 2004 due to the existence of an impairment trigger, which was the losses experienced at this business. Based on the results of these tests and our annual impairment test on intangibles assets associated with both our wire and test businesses, no impairment charge was recorded in fiscal 2004. The fair value of the wire and test reporting units was based on discounted cash flows of our projected future cash flows from this reporting unit, consistent with the methods used in fiscal 2002 and 2003. When conducting our goodwill impairment analysis, we calculate our potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. We use the present value of future cash flows from the respective reporting units to determine the implied fair value. We also tested our intangible assets for impairment in the March 2004 quarter, as a result of the sale of certain assets of the test operations and recorded an impairment charge of $3.2 million associated with the reporting unit’s purchased technology intangible asset. The $3.2 million charge is included in the $3.3 million asset impairment charge recorded in fiscal 2004.

In fiscal 2003, we also recorded an asset impairment charge of $6.9 million, to write-down assets to their realizable value, in our discontinued flip chip operation.

Gain in sale of assets. In fiscal 2004, we realized a gain of $938 thousand on the sale of land and a building and $85 thousand on the sale of a portion of our PC board business.

Amortization of intangibles. Amortization expense in both fiscal 2003 and 2004 was associated with our intangible assets for customer accounts and completed technology arising from the acquisition of our test division. The slightly lower amortization expense in fiscal 2004 compared to the prior year was due to the impairment of our complete technology intangible asset mentioned above. The aggregate amortization expense for these items for each of the next five fiscal years is expected to approximate $8.8 million.

Loss on sale of product lines. In the fourth quarter of fiscal 2003, we sold the fixed assets, inventories and intellectual property associated with our saw and hard material blade product lines for $1.2 million in cash. We wrote-off $6.5 million of net assets associated with the transaction. In addition, we sold the assets associated with our polymers business for $105 thousand. This loss on sale of product lines of $5.3 million has been reclassified to be included in our operating expenses section of the consolidated statement of operations, from its prior presentation outside of the operating results.

Income (loss) from operations

Income (loss) from operations by business segments appears below:

	(dollars amounts in thousands) Fiscal year ended September 30,
	2003	% Sales	2004	% Sales
Equipment	$(2,323)	-1.2%	$93,311	25.8%
Packaging materials	15,008	8.6%	30,090	12.8%
Test interconnect	(27,192)	-25.9%	(21,516)	-17.7%
Corporate and other	(15,404)	NA	(17,940)	NA

	$(29,911)	-6.3%	$83,945	11.7%

Our income from operations in fiscal 2004 was $83.9 million compared to a loss from operations of $29.9 million in the prior fiscal year. The turn from a loss to profit generally reflected increased demand in the semiconductor industry throughout most of fiscal 2004 and our ongoing efforts to reduce operational expenses.

Equipment operating income increased $95.6 million from the prior year due primarily to higher sales and gross profit and lower operating costs. Packaging materials operating income increased $15.1 million (100.5%), also due primarily to higher sales and gross profit and lower operating costs. Test interconnect operating loss was $5.7 million or 20.9% less than the prior year due primarily to higher gross profit. In order to improve the operating results of this business segment, we plan to consolidate test facilities, transfer a greater portion of the test production to our Asian facilities, outsource a greater portion of the test production, and introduce new products. We expect implementation of this plan will continue through 2005 and will result in future period charges and/or restructuring charges. Our loss from corporate and other activities was $2.5 million higher than the prior year due to recording $4.4 million of employee incentive compensation expense in fiscal 2004 compared to no incentive compensation in the prior year.

Interest and Charge on Early Extinguishment of Debt. Interest income in fiscal 2004 was $1.1 million compared to $940 thousand in the prior fiscal year. The higher interest income in fiscal 2004 was due primarily to higher cash and short-term investments. Interest expense in fiscal 2004 was $10.5 million compared to $17.4 million in the prior fiscal year. Interest expense in both fiscal 2004 and 2003 primarily reflects interest on our convertible subordinated notes. The lower interest expense in fiscal 2004 was due to the refinancing of our 4.75% and 5.25% convertible subordinated notes with lower interest 0.5% and 1.0% convertible subordinated notes. We also reduced the total amount of subordinated debt outstanding by $30 million.

We incurred a cost of $10.5 million to redeem our 4.75% and 5.25% convertible subordinated notes; $6.0 million of which was a cash expense associated with the redemption premium and $4.5 million was due to the write-off of deferred financing expenses associated with the initial issuance of the notes.

Tax expense. Tax expense in fiscal 2004 reflects income tax on income in foreign jurisdictions, alternative minimum tax on U.S. income and certain state income tax. In fiscal 2004, we reversed the portion of our valuation allowance (approximately $11.2 million) that was equal to our U.S. taxable income, excluding taxable income subject to the U.S. alternative minimum tax. Until we can be reasonably assured that we can utilize our U.S. operating loss carryforwards, our income tax provision will reflect only U.S. alternative minimum tax, certain state tax and foreign taxation. Our tax expense in fiscal 2003 reflects income tax on income in foreign jurisdictions. In fiscal 2003, we established a valuation allowance against tax benefits from the fiscal 2003 losses in the U.S.

On October 22, 2004 the U.S. Government passed the American Jobs Creation Act. The Act provides for certain tax benefits including but not limited to the reinvestment of foreign earnings in the United States. We are currently evaluating the Act and may or may not benefit from such provisions.

Discontinued Operations. In February 1996, we entered into a joint venture agreement with Delco Electronics Corporation (“Delco”) providing for the formation and management of Flip Chip Technologies, LLC (“FCT”). FCT was formed to license certain technologies and to provide wafer bumping services on a contract basis. In March 2001, we purchased the remaining interest in the joint venture owned by Delco for $5.0 million and included FCT in our then existing advanced packaging business segment. In fiscal 2003, our then existing advanced packaging business segment consisted solely of FCT, which was not profitable.

In February 2004, we sold the assets of FCT for approximately $3.4 million in cash and notes and the agreement by the buyer to satisfy approximately $5.2 million of our lease liabilities and the assumption of certain other liabilities. The sale included fixed assets, inventories, and intellectual property of our flip chip business. The major classes of FCT assets and liabilities sold included: $3.6 million in accounts receivable; $119 thousand in inventory; $2.5 million in property, plant and equipment; $119 thousand in other long term assets; $1.5 million in accounts payable and $1.0 million in accrued liabilities. We recorded a net loss on the sale of FCT of $380 thousand. Net sales from FCT in fiscal 2004 were $9.4 million, and in fiscal 2003 were $16.4 million. The net loss of our former flip chip business unit comprises our discontinued operations. Included in the fiscal 2003 loss from discontinued operations is an asset impairment charge of $6.9 million and a goodwill impairment charge of $5.7 million.

Net income (loss). Our net income in fiscal 2004 was $55.9 million compared to a net loss of $76.7 million in fiscal 2003, for the reasons enumerated above.

Fiscal Years Ended September 30, 2003 and September 30, 2002

Bookings and Backlog. During the fiscal year ended September 30, 2003 we recorded bookings of $488.8 million compared to $444.4 million in fiscal 2002. At September 30, 2003, the backlog of customer orders totaled $59.9 million, compared to $49.0 million at September 30, 2002. Since the timing of deliveries may vary and orders are generally subject to cancellation, our backlog as of any date may not be indicative of net sales for any succeeding period.

Sales

Business segment net sales:

	(dollars amounts in thousands) Fiscal year ended September 30,
	2002	2003	% Change
Equipment	$169,469	$198,447	17.1%
Packaging materials	157,176	174,471	11.0%
Test interconnect	114,698	104,882	-8.6%
Other	222	135	-39.2%

	$441,565	$477,935	8.2%

Sales. Net sales from continuing operations for the year ended September 30, 2003 were $477.9 million, an increase of 8.2% from $441.6 million in fiscal 2002.

Equipment sales were 17.1% higher in fiscal 2003 compared to the prior year due primarily to a 46.3% increase in unit sales of automatic ball bonders, which is the dominant product in the equipment business segment. The increase in ball bonder unit sales was partially offset by lower sales of other bonding machines and accessories. The blended average selling price per automatic ball bonder unit (ASP) in fiscal 2003 was flat compared to the prior year. However, ASPs generally go down over time for any particular model. To mitigate this we introduce new models with additional features that enable us to demand a higher selling price. The blended ASP varies with the proportion of newer models sold and with customer mix.

Packaging material sales in fiscal 2003 were 11.0% higher then the prior year. Our capillary unit sales were up 12.2% in fiscal 2003, while our blended capillary ASP was 5.1% below the prior year. Blended capillary ASP is a function of the general decline in unit prices and mix between high and low end capillaries. High end capillaries support advanced packaging applications and have higher ASP’s. As in our equipment business, we introduce new capillaries with additional features that enable us to demand a higher selling price. Our wire unit sales (measured in Kft) decreased 9.4% in fiscal 2003 due primarily to a shift in product mix from the prior year. The lower wire unit sales were offset by an average increase of 16.2% in the price of gold, which is reflected in our gold wire ASP. The price of gold has a significant impact on our wire ASP and can fluctuate significantly from period to period. In fiscal 2003, the increase in the price of gold accounted for $13.9 million of the sales increase over the prior year.

Our test interconnect sales in fiscal 2003 were 8.6% below the prior year due primarily to lower unit sales in our cantilever product lines, partially offset by higher sales of vertical and package test products. ASPs are not meaningful in the test business due to lack of a standard unit of measure and the large difference in part types sold. As such, ASPs are not a metric used by the Company’s management.

The majority of our sales are to customers that are located outside of the United States or have manufacturing facilities outside of the United States. Shipments of our products with ultimate foreign destinations comprised 80% of our total sales in fiscal 2003 compared to 74% in the prior fiscal year. The majority of these foreign sales were to customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea and Japan. Taiwan accounted for the largest single destination for our product shipments with 20.6% of our shipments in fiscal 2003 compared to 25.1% of our shipments in the prior fiscal year.

Gross Profit

	(dollars amounts in thousands) Fiscal year ended September 30,
	2002	% Sales	2003	% Sales
Equipment	$26,504	15.6%	$69,355	34.9%
Packaging materials	39,096	24.9%	41,692	23.9%
Test interconnect	35,012	30.5%	17,026	16.2%
Other	208	93.7%	135	100.0%

	$100,820	22.8%	$128,208	26.8%

Gross profit. Gross profit increased to $128.2 million in fiscal 2003 from $100.8 million in fiscal 2002. Included in the results for fiscal 2003 and fiscal 2002 are charges for inventory write-downs of $5.1 million and $14.4 million, respectively. The inventory write-down charge in fiscal 2003 was due primarily to excess and obsolete inventory and discontinued products. The charge for inventory write-downs in fiscal 2002 includes three distinct components: $7.8 million related to the write-down of spare parts inventories; $5.2 million associated with the discontinuance of our model 7700 dual spindle saw; and $1.3 million related to excess and obsolete inventory. We provide reserves for equipment inventory and for spare parts and consumables inventory considered to be in excess of 18 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to suppliers and adjust commitments to those suppliers accordingly. We review and dispose of our excess and obsolete inventory on a regular basis. In fiscal 2003 we disposed of $9.6 million of excess and obsolete inventory and in fiscal 2002 we disposed of $18.6 million of excess and obsolete inventory. The charges for inventory write-downs in fiscal 2003 and fiscal 2002 primarily involve items that are not part of our continuing product offerings and accordingly, should not have a significant impact on our future business or profitability.

Our equipment gross margin increased 19.3 percentage points from the prior year, of which 7.8 percentage points was due to the inventory write-offs discussed above. Excluding these inventory write-offs, equipment gross margin increased by 11.5 percentage points, due to 13.9% reduction in the cost per ball bonder unit produced. Our lower cost per unit reflected the lowering of production costs over a product life cycle along with a change in product mix and our continuing efforts to drive down our cost structure.

Our packaging materials gross margin was adversely affected by the higher price of gold in fiscal 2003 compared to fiscal 2002, which makes up a significant portion of our wire cost of sales. However, the higher capillary unit sales accounted for the increase in gross profit dollars.

Our test interconnect gross margin decreased 14.3 percentage points from fiscal 2002, of which 3.2 percentage points was due to the inventory write-offs discussed above. Lower sales and associated gross profit accounted for the remaining reduction in test gross margin.

Operating Expenses

	(dollars amounts in thousands) Fiscal year ended September 30,
	2002	% Sales	2003	% Sales
Selling, general and administrative	$135,054	30.6%	$102,327	21.4%
Research and development, net	51,929	11.8%	38,121	8.0%
Resizing(recovery) costs	18,768	4.3%	(475)	-0.1%
Asset impairment	31,594	7.2%	3,629	0.8%
Goodwill impairment	74,295	16.8%	—	0.0%
Amortization of intangible assets	9,864	2.2%	9,260	1.9%
Loss on sale of product lines	—	0.0%	5,257	1.1%

	$321,504	72.8%	$158,119	33.1%

Selling, general and administrative expenses. Selling, general and administrative (referred to as SG&A) expenses decreased $32.7 million in fiscal 2003 or 24.2% from $135.1 million in fiscal 2002 to $102.3 million in fiscal 2003. The lower SG&A expenses in fiscal 2003 resulted primarily from our cost saving initiatives, principally related to reductions in employment levels. Included in the SG&A expense for fiscal 2003 were costs associated with workforce reductions (severance) of $5.2 million, start-up costs for our new China facility of approximately $2.0 million and a $0.7 million charge for the early termination of an information technology services agreement partially offset by the favorable reversal of a $2.0 million reserve, previously established for potential obligations to U.S. Customs. Included in the fiscal 2002 SG&A expense were workforce reductions (severance) of $5.0 million and training and start-up costs for our new China facility of $2.2 million.

The workforce reduction/severance charges identified in the previous paragraph were included in SG&A expense because they were not related to formal and distinct restructuring programs, but rather, they were normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. Also, if the business conditions had improved, we were prepared to rehire some of these terminated individuals. These charges are in contrast to the formal and distinct resizing programs we established in prior fiscal years.

Research and development. Research and development (“R&D”) expense in fiscal 2003 decreased $13.8 million or 26.6% from fiscal 2002. The lower R&D expense in fiscal 2003 was primarily due to the closure of our substrate business unit in the fourth quarter of fiscal 2002 and lower payroll and related expenses due to our ongoing cost reduction efforts.

Resizing: The semiconductor industry has been volatile, with sharp periodic downturns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001, 2002 and most of 2003. We developed formal resizing plans in response to these changes in our business environment with the intent to align our cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. We documented and committed to these plans to reduce spending that included facility closings/rationalizations and reductions in workforce. We recorded the expense associated with these plans in the period that it committed to carry-out the plans. Although we make every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In fiscal 2003, we reversed $475 thousand ($205 thousand in the first half of 2003) of these resizing charges due to the actual severance cost associated with the terminated positions being less than the cost originally estimated. We recorded resizing charges of $18.8 million in fiscal 2002 and $4.2 million in fiscal 2001.

In addition to the formal resizing costs identified below, we continued to downsize our operations in fiscal 2002 and 2003. These downsizing efforts resulted in workforce reduction charges of $5.6 million in fiscal 2003 and $5.0 million in fiscal 2002. In contrast to the resizing plans discussed above, these workforce reductions were not related to formal or distinct restructurings, but rather, the normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. In addition, during fiscal 2003, if the business conditions were to have improved, we were prepared to rehire some of these terminated individuals. These recurring workforce reduction charges were recorded as SG&A expenses.

A summary of the formal resizing plans initiated in fiscal 2002 and 2001 and acquisition restructuring plans initiated in fiscal 2001 appears below:

	(in thousands)
Fiscal 2001 and 2002 Resizing Plans and Acquisition Restructurings	Severance and Benefits	Commitments	Total
Provision for resizing plans in fiscal 2001	$4,166	$—	$4,166
Acquisition restructurings	84	1,402	1,486
Payment of obligations in fiscal 2001	(2,101)	(213)	(2,314)

Balance, September 30, 2001	2,149	1,189	3,338

Provision for resizing plans in fiscal 2002:
Continuing operations	9,486	9,282	18,768
Discontinued operations	893	—	893
Payment of obligations in fiscal 2002	(7,551)	(1,470)	(9,021)

Balance, September 30, 2002	4,977	9,001	13,978

Change in estimate	(475)		(475)
Payment of obligations in fiscal 2003	(3,590)	(3,211)	(6,801)

Balance, September 30, 2003	$912	$5,790	$6,702

The remaining balance of the resizing costs is included in accrued liabilities.

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 and 2001 are identified below:

Charges in Fiscal Year 2002

Fourth Quarter 2002

In January 1999, we acquired the advanced substrate technology of MicroModule Systems, a Cupertino, California company, to enable production of high density substrates. While showing some progress in developing the substrate technology, the business was not profitable and would have required additional capital and operating cash to complete development of the technology. In light of the business downturn that was affecting the semiconductor industry at the time, in the fourth quarter of fiscal 2002, we announced that we could not afford further development of the substrate technology and would close our substrate operations. As a result, we recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. We expected, and achieved, annual payroll related savings of approximately $4.2 million and annual facility/operating savings of approximately $3.9 million as a result of this resizing plan. By June 30, 2003, all the positions had been eliminated. The plans have been completed but cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, we wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation. This substrate business was included in our then existing Advanced Packaging business segment.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003:

	(in thousands)
Fourth Quarter 2002 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$1,231	$7,280	$8,511

Balance, September 30, 2002	1,231	7,280	8,511
Change in estimate:

Change in estimate	(102)	—	(102)
Payment of obligations	(1,051)	(2,401)	(3,452)

Balance, September 30, 2003	$78	$4,879	$4,957

Third Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to improve the performance of its test business segment, we decided to move towards a 24 hour per-day manufacturing model in its major U.S. wafer test facility, which would provide its customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As a result, in the third quarter of fiscal 2002, we announced a resizing plan to reduce headcount and consolidate manufacturing in its test business segment. As part of this plan, we moved manufacturing of wafer test products from our facilities in Gilbert, Arizona and Austin, Texas to our facilities in San Jose, California and Dallas, Texas and from our Kaohsuing, Taiwan facility to our Hsin Chu, Taiwan facility. The resizing plan included a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. We expected, and achieved, annual payroll related savings of approximately $6.9 million and annual facility/operating savings of approximately $84 thousand as a result of this resizing plan. All of the positions have been eliminated and both facilities have been closed. The plans have been completed but cash payments for the severance are expected to continue through fiscal 2005 and cash payments for facility and contractual obligations are expected to continue through 2004, or such earlier time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
Third Quarter 2002 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$1,652	$452	$2,104
Payment of obligations	(547)	(219)	(766)

Balance, September 30, 2002	1,105	233	1,338
Payment of obligations	(800)	(72)	(872)

Balance, September 30, 2003	$305	$161	$466

Second Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to more efficiently manage our business, in the second quarter of fiscal 2002, we announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, we recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including our hub blade business) and the move of our microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

In the second quarter of fiscal 2002, we closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit dates that are associated with these closed test facilities.

To reduce our short term cash requirements, we decided, in the fourth quarter of fiscal 2002, not to relocate either our hub blade manufacturing facility from the United States to China or our microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in our facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002. As a result, we reduced our expected annual savings from this resizing plan for payroll related expenses by approximately $4.7 million.

Also in the fourth quarter of fiscal 2002, we reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses and in the fourth quarter of fiscal 2003 we reversed $353 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

As a result of the functional realignment, we terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of the Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

We expected annual payroll related savings of approximately $17.3 million and annual facility/operating savings of approximately $660 thousand as a result of this resizing plan. As a result of the decision not to relocate either our hub blade manufacturing facility or its microelectronics product manufacturing, we ultimately achieved annual payroll related savings of approximately $12.7 million. The plans have been completed but cash payments for the severance charges and the facility and contractual obligations are expected to continue into fiscal 2005, or such time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
Second Quarter 2002 Charge	Severance and Benefits		Commitments	Total
Provision for resizing - Continuing operations	$8,830	(1)	$1,550	$10,380
Provision for resizing - Discontinued operations	903		—	903
Change in estimate - Continuing operations	(2,227)		—	(2,227)
Change in estimate - Discontinued operations	(10)		—	(10)
Payment of obligations	(5,367	)(1)	(81)	(5,448)

Balance, September 30, 2002	2,129		1,469	3,598
Change in estimate	(353)		—	(353)
Payment of obligations	(1,284)		(719)	(2,003)

Balance, September 30, 2003	$492		$750	$1,242

(1)	Includes $2.6 million non-cash charge for modifications of stock option awards that were granted prior to December 31, 2001 to the employees affected by the resizing plans in accordance with our annual grant of stock options to employees

Charges in Fiscal Year 2001

Fourth Quarter 2001

As part of our efforts to more efficiently manage our business and reduce operating costs, we announced in the fourth quarter of fiscal 2001 that we would close our bonding wire facility in the United States and move the production capacity to our bonding wire facility in Singapore. We recorded a resizing charge for severance of $2.4 million for the elimination of 215 positions, all of which had been terminated at September 30, 2002. We expected, and achieved, annual payroll related savings of approximately $11.5 million. Also in the fourth quarter of fiscal 2001, we recorded an increase to goodwill of $0.8 million, in connection with the acquisition of Probe Technology, for additional lease costs associated with the elimination of four duplicate facilities in the United States. The plans have been completed but cash payments for the severance charge were expected to continue through 2004.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
Fourth Quarter 2001 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$2,457	$—	$2,457
Acquisition restructuring	—	840	840
Payment of obligations	(402)	—	(402)

Balance, September 30, 2001	2,055	840	2,895

Payment of obligations	(1,543)	(840)	(2,383)

Balance, September 30, 2002	512	—	512
Change in estimate	(20)		(20)

Payment of obligations	(455)	—	(455)

Balance, September 30, 2003	$37	$—	$37

Second Quarter 2001

As a result of a downturn in the semiconductor industry, in the quarter ended March 31, 2001, we announced a 7.0% reduction in our workforce. As a result, we recorded a resizing charge for severance of $1.7 million for the elimination of 296 positions across all levels of the organization, all of which were terminated prior to March 31, 2002. We expected, and achieved, annual payroll related savings of approximately $7 million. In connection with our acquisition of Probe Tech, we also recorded an increase to goodwill for $0.6 million for severance, lease and other facility charges related to the elimination of four leased Probe Technology facilities in the United States, which were found to be duplicative with the Cerprobe facilities. The plans have been completed and there will be no additional cash payments related to severance and facility obligations under this program.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003:

	(in thousands)
Second Quarter 2001 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$1,709	$—	$1,709
Acquisition restructuring	84	562	646
Payment of obligations	(1,699)	(213)	(1,912)

Balance, September 30, 2001	94	349	443
Payment of obligations	(94)	(330)	(424)

Balance, September 30, 2002	—	19	19
Payment of obligations	—	(19)	(19)

Balance, September 30, 2003	$—	$—	$—

Asset impairment. In addition to the workforce resizings and the facility consolidations, over the past two fiscal years we have terminated several of our major initiatives in an effort to more closely align our cost structure with expected revenue levels. As a result, we recorded asset impairment charges of $3.6 million in fiscal 2003 and $31.6 million in fiscal 2002. The fiscal 2003 charge included: $1.7 million associated with the discontinuation of a test product; $1.2 million due to the reduction in the size of a test facility in Dallas, Texas; and $730 thousand resulting from the write-down of assets that were sold and assets that became obsolete. The fiscal 2002 charge included: $16.9 million associated with the cancellation of a company-wide integrated information system; $8.4 million associated with the closure of the substrates operation; $3.6 million charge for the write-off of development and license costs of certain engineering and manufacturing software, which had not yet been completed or placed in service and would never be utilized; $1.4 million associated with a closed wire facility in Taiwan; and $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which have been closed.

We also recorded an asset impairment charge of $6.9 million, to write-down assets to their realizable value, in our discontinued operation.

Goodwill impairment. Effective October 1, 2001, we adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives are no longer amortized under the provisions of this standard. Intangible assets with determinable lives continue to be amortized over their estimated useful life. We perform our annual impairment test at the end of the fourth quarter of each fiscal year, which coincides with the completion of our annual forecasting process. We also test for impairment between our annual tests if a “trigger” event occurs that may have the effect of reducing the fair value of a reporting unit below its carrying value. When conducting our goodwill impairment analysis, we calculate our potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. We use the present value of future cash flows from the respective reporting units to determine the implied fair value. Our intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. Our intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. We manage and value our complete technology in the aggregate as one asset group.

In fiscal 2002, we reviewed our business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: the bonding wire, hub blade, substrate, flip chip and test businesses. The bonding wire and hub blade businesses were included in our packaging materials segment, the substrate business was included in our advanced packaging segment, the test business comprised our test segment and the flip chip business unit is included in discontinued operations. There is no goodwill associated with our equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, we completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

Upon adoption of the standard in fiscal 2002, we reclassified $17.2 million of intangible assets relating to an acquired workforce in the test reporting unit into goodwill and correspondingly reduced goodwill by $4.9 million of goodwill associated with a deferred tax liability established for timing differences of U.S. income taxes on the workforce intangible. Also in fiscal 2002, we reduced goodwill associated with the test reporting unit by $1.5 million reflecting the settlement of a purchase price dispute with the former owners of Probe Technology and increased goodwill associated with its flip chip reporting unit by $96 thousand reflecting an increase in the cost to purchase the former joint venture partner’s equity share.

In fiscal 2001, 2002 and 2003, the semiconductor industry experienced a severe industry downturn. Due to the prolonged nature of the industry downturn, we continually recalibrated our businesses and projections of future operating activities. We saw an up-tick in our business in the spring of 2002 and at that time believed we were emerging from the effects of an industry downturn. However, this up-tick in business was not sustained and our business turned back down in the second half of fiscal 2002. By the end of our fiscal 2002, our recalibrated forecasts of future cash flows from our test, hub blades and substrate reporting units were substantially lower than in the beginning of that fiscal year, which lead to the closing of the substrate business and an associated write-off of all the substrate intangible assets of $1.1 million and goodwill impairment charges in the test business of $72.0 million and in our hub blades business of $2.3 million. Likewise, by the end of fiscal 2003, our forecast of future cash flows from our flip chip business unit were lower than previous forecasts and resulted in goodwill and asset impairment charges of $5.7 million and the subsequent sale of the assets of this business. We recorded goodwill impairment charges in the period in which our analysis of future business conditions indicated that the reporting unit’s fair value, and the implied value of its goodwill, was less than its carrying value.

Due to the amount of goodwill associated with our test reporting unit, we retained a third party valuation firm to assist management in estimating the test reporting unit’s fair value at September 30, 2002. The appraisal was based on discounted cash flows of this reporting unit. The estimated fair value was determined using our weighted average cost of capital. The estimated fair value was then corroborated by comparing the implied multiples applicable to the test reporting unit’s projected earning to “guideline” companies’ forward earnings and based on this it was determined that they were within the range of the “guideline” companies. The fair value of our test reporting unit at September 30, 2003 was determined in the same manner, however, as it was greater than the carrying value of the reporting unit, there was no goodwill impairment.

We also recorded a goodwill impairment charge at September 30, 2002 in our hub blade reporting unit. We calculated the fair value of this reporting unit based on the present value of its projected future cash. The estimated fair value was determined using our weighted average cost of capital. The triggering event for this impairment charge was the recalibrated forecasts, in the fourth quarter of fiscal 2002, when we first determined that the fair value of the hub blade reporting unit was less than its carrying value.

In September 2003, we recorded a goodwill impairment charge at our flip chip business unit. The fair value of this reporting unit was determined using quoted prices from potential purchasers of this reporting unit. The quoted prices were subsequently confirmed upon the sale of the assets of the flip chip reporting unit in February of 2004. The triggering event for this impairment charge was also recalibrated forecasts in the fourth quarter of fiscal 2003, when we first determined that the fair value of our flip chip reporting unit was less than its carrying value.

Amortization of goodwill and intangibles. Amortization expense was $9.3 million in fiscal 2003 compared to $9.9 million in fiscal 2002. The lower amortization expense in fiscal 2003 was due to the elimination of amortization expense in fiscal 2003 on acquired technology at our former substrate business that was written-off upon the closure of this business in the fourth quarter of fiscal 2002. The amortization expense in fiscal 2003 is associated with the intangible assets of our test business unit.

Loss on sale of product lines. In the fourth quarter of fiscal 2003, we sold the fixed assets, inventories and intellectual property associated with our sawing and hard material blade product lines for $1.2 million in cash. We wrote-off $6.5 million of net assets associated with the transaction. In addition, we sold the assets associated with our polymers business for $105 thousand. This loss on sale of product lines of $5.3 million has been reclassified to be included in our operating expenses section of the consolidated statement of operations, from its prior presentation outside of the operating results.

Income (loss) from Operations

Income (loss) from operations by segment appears below:

	(dollars amounts in thousands) Fiscal year ended September 30,
	2002	% Sales	2003	% Sales
Equipment	$(65,462)	-38.6%	$(2,323)	-1.2%
Packaging materials	6,518	4.1%	15,008	8.6%
Test interconnect	(95,065)	-82.9%	(27,192)	-25.9%
Corporate and other	(66,675)	NA	(15,404)	NA

	$(220,684)	-50.0%	$(29,911)	-6.3%

Our loss from operations in fiscal 2003 was $29.9 million compared to $220.7 million in the prior fiscal year. The smaller operating loss in fiscal 2003 compared to fiscal 2002 was due primarily to higher sales and gross profit, lower SG&A and R&D expenses, no resizing expenses, and lower asset and goodwill impairment charges.

Equipment operating loss was reduced from $65.5 million to $2.3 million due primarily to higher sales and gross profit and lower operating costs. Packaging materials operating income increased by $8.5 million or 130.3% due primarily to recording $5.2 million of assets and goodwill impairment charges in the prior year and higher sales and gross profit in the current year. Test interconnect operating loss was $67.9 million less then the prior year due primarily to recording $73.2 million of goodwill and assets impairment charges in the prior year compared to $3.1 million of assets impairment charges in fiscal 2003. In order to improve the operating results of this business, we plan to consolidate test facilities, transfer a greater portion of the test production to our Asian facilities, outsourcing a greater portion of the test production, and new product introductions. We expect implementation of this plan will continue through 2005 and will result in future period charges and/or restructuring charges. Our loss from corporate and other activities was $51.3 million less than the prior year due to asset impairment charges of $25.3 million and operating costs of our former substrate operation recorded in the prior year.

Interest. Interest income in fiscal 2003 was $940 thousand compared to $3.8 million in the prior year. The lower interest income was due primarily to lower cash balances to invest coupled with lower interest rates on short-term investments. Interest expense was $17.4 million in fiscal 2003 compared to $18.7 million in the prior year. The lower interest expense in fiscal 2003 resulted from the elimination in fiscal 2003 of interest associated with a receivable securitization program, which was cancelled in July of 2002.

Other income and minority interest. Other income of $2.0 million in fiscal 2002 was associated with the cash settlement of an insurance claim associated with a fire in our bonding tools facility. Other income also includes minority interest of $10 thousand in fiscal 2002 for the portion of the loss of a foreign test division subsidiary that was owned by a third party. We purchased the third party’s interest in fiscal 2002.

Tax expense. We recognized tax expense of $7.6 million in fiscal 2003 compared to $32.6 million in fiscal 2002. The tax expense in fiscal 2003 represents income tax on foreign earnings and reserves for foreign withholding tax on repatriation of certain foreign earnings. In fiscal 2003 we established a valuation allowance of $12.1 million against our U.S and foreign net operating losses. The tax expense in fiscal 2002 was due primarily to a $65.3 million charge to establish a valuation allowance against our U.S. net operating loss carryforwards, a $25.0 million charge to provide for tax expense on repatriation of certain foreign earnings and foreign income taxes of $7.1 million. These charges were partially offset by a benefit of $49.5 million from the pretax loss in the U.S.

Discontinued Operations. The net loss of our former Flip Chip business unit comprises our discontinued operations. Included in the fiscal 2003 loss from discontinued operations are an asset impairment charge of $6.9 million and a goodwill impairment charge of $5.7 million.

Net loss. Our net loss for fiscal 2003 was $76.7 million compared to a net loss of $274.1 million in fiscal 2002, for the reasons enumerated above.

Quarterly Results of Operations

The table below shows our quarterly net sales, gross profit and operating income (loss) by quarter for fiscal 2004 and 2003:

	(in thousands)
Fiscal 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$153,869	$221,771	$194,628	$147,543	$717,811
Gross profit	47,362	76,534	65,072	42,037	231,005
Income (loss) from operations	12,155	34,409	29,299	8,082	83,945

Fiscal 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$107,259	$122,280	$123,782	$124,614	$477,935
Gross profit	28,637	34,231	32,103	33,237	128,208
Loss from operations	(9,696)	(8,079)	(4,105)	(8,031)	(29,911)

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, total cash and investments were $95.8 million compared to $73.1 million at September 30, 2003. Cash and investments increased $22.7 million from September 30, 2003 due primarily to the following:

•	We generated $71.3 million from operating activities, despite carrying higher accounts receivable and inventory of $19.3 million and $23.4 million, respectively, compared to the end of the prior year. The higher accounts receivable and inventory reflected the sharp drop off in sales activity in the fourth quarter. The inventory increase also included $11.2 million of gold not included in the prior year;

•	Our financing activities resulted in lowering our long term debt by $30 million and reducing our annual cash interest expense by $13.2 million, from September 30, 2003 to September 30, 2004, by;

•	Raising $199.3 million in net proceeds from the issuance of 0.5% convertible subordinated notes;

•	Raising $63.2 million in net proceeds from the issuance of 1.0% convertible subordinated notes;

•	Spending $178.6 million to redeem all of our 4.75% convertible subordinated notes;

•	Spending $127.4 million to redeem all of our 5.25% convertible subordinated notes.

•	We spent $13.4 million on capital expenditures: some of the major projects were: $1.8 million on cantilever test production capacity; $1.5 million on advanced bonder development; $1.5 million on IT systems upgrades; $1.5 million on tool production capacity; and $0.8 million on gold wire manufacturing capacity.

•	We received $4.2 million from the exercise of stock options; and

•	We received $3.4 million from the sale of our Flip Chip business unit.

Our primary need for cash for the next fiscal year will be to provide the working capital necessary to meet our expected production and sales levels and to make the necessary capital expenditures to enhance our production and operating activities. We expect our fiscal 2005 capital expenditure needs to be approximately $20 million. We financed our working capital needs and capital expenditure needs in fiscal 2004 through internally generated funds from our equipment and packaging materials businesses and expect to continue to generate cash from operating activities in fiscal 2005 to meet our cash needs. We expect to use the excess cash generated from our equipment and packaging materials business to fund the operation of our test business until such time that our test performance improvement plans are complete and our test segment is self-funding.

Our long term debt at September 30, 2003 and 2004 consisted of the following:

Type	Fiscal Year of Maturity	Conversion Price(1)	Rate	(in thousands) Outstanding Balance at, September 30,
				2003	2004
Convertible Subordinated Notes	2006	$19.75	5.25%	$125,000	$—
Convertible Subordinated Notes	2007	$22.90	4.75%	175,000	—
Convertible Subordinated Notes	2009	$20.33	0.50%	—	205,000
Convertible Subordinated Notes	2010	$12.84	1.00%	—	65,000
Other(2)				338	5,725

				$300,338	$275,725

(1)	Subject to adjustment.
(2)	Includes a mortgage of $5.4 million held by a limited liability company which the Company began consolidating into its financial statements at December 31, 2003 in accordance with FIN 46.

In the quarter ended December 31, 2003, we issued $205 million of 0.5% Convertible Subordinated Notes in a private placement to qualified institutional investors. The notes mature on November 30, 2008, bear interest at 0.5% per annum and are convertible into common stock of the Company at a conversion price of $20.33 per share, subject to adjustment for certain events. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the Company’s 1.0% Convertible Subordinated Notes. There are no financial covenants associated with the notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on May 30 and November 30 each year. We used the majority of the net proceeds from the issuance of the 0.5% Convertible Subordinated Notes to redeem all of our $175 million of 4.75% Convertible Subordinated Notes at a redemption price equal to 102.036% of the principal amount of the 4.75% notes. We recorded a charge of $6.2 million associated with the redemption of these notes, $2.6 million of which was due to the write-off of unamortized note issuance costs and $3.6 million due to the redemption premium.

In the quarter ended June 30, 2004, we issued $65 million of 1.0% Convertible Subordinated Notes in a private placement to qualified institutional investors. The Notes mature on June 30, 2010, bear interest at 1.0% per annum and are convertible into common stock of the Company at a conversion price of $12.84 per share, subject to adjustment for certain events. The conversion rights of these Notes may be terminated on or after June 30, 2006 if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with our 0.5% Convertible Subordinated Notes. There are no financial covenants associated with the 1.0% notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on June 30 and December 30 each year.

We used the net proceeds from the issuance of the 1.0% Convertible Subordinated Notes along with cash remaining from the issuance of the 0.5% Convertible Subordinated Notes and cash from operations to purchase all of our 5.25% Convertible Subordinated Notes at purchase prices between 101.0% and 102.1% of the principal amount of the 5.25% notes. The Company recorded a charge of $4.4 million associated with the purchase of these notes, $2.0 million of which was due to the write-off of unamortized note issuance costs and $2.4 million due to the purchase premium.

Under GAAP, certain obligations and commitments are not required to be included in our consolidated balance sheets and statements of operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on our liquidity. Certain of the following commitments as of September 30, 2004 have not been included in our consolidated balance sheet and statements of operations included in this filing; however, they have been disclosed in the following table in order to provide a more complete picture of our financial position and liquidity. The most significant of these are our operating lease commitments and inventory purchase obligations.

The following table identifies obligations and contingent payments under various arrangements at September 30, 2004, including those not included in our consolidated balance sheet:

	(in thousands)
	Total	Amounts due in less than 1 year	Amounts due in 2-3 years	Amounts due in 4-5 years	Amounts due in more than 5 years
Contractual Obligations:
Long-term debt	$275,400	$5,400	$—	$205,000	$65,000
Capital Lease obligations	325	41	82	82	120
Operating Lease obligations*	34,077	8,628	9,609	5,221	10,619
Inventory Purchase obligations*	40,127	40,127	—	—	—

Commercial Commitments:
Gold supply financing guarantee	11,196	11,196
Standby Letters of Credit*	3,094	3,094	—	—	—

Total Contractual Obligations and Commercial Commitments	$364,219	$68,486	$9,691	$210,303	$75,739

*	Represents contractual amounts not reflected in the consolidated balance sheet at September 30, 2004.

Long-term debt includes the amounts due under our 0.5% Convertible Subordinated Notes due 2008, 1.0% Convertible Subordinated Notes due 2010 and a mortgage of $5.4 million held by a limited liability company which the Company began consolidating into its financial statements at December 31, 2003 in accordance with FIN 46. The capital lease obligations principally relate to a building lease. The operating lease obligations represent obligations due under various facility and equipment leases with terms up to fifteen years in duration. Inventory purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business.

To reduce the cost to procure gold, we changed our gold supply financing arrangement in fiscal 2004. As a result, gold for wire fabrication is no longer treated as consignment goods and is now reflected and included in our inventory with a corresponding amount in accounts payable. At September 30, 2004, both our inventory and accounts payable included $11.2 million of this gold compared to none at September 30, 2003. Although we no longer purchase gold on a consignment basis, our obligation to pay for the gold generally does not arise, and the price we pay for the gold is not fixed, until we price and sell the gold wire to our customers. The guarantee for our gold supply financing arrangement is secured by the assets of our wire manufacturing subsidiary and contains restrictions on that subsidiary’s net worth, ratio of total liabilities to net worth, ratio of EBITDA to interest expense and ratio of current assets to current liabilities, all of which we were within compliance.

The standby letters of credit represent obligations of the Company in lieu of security deposits for a facility lease and employee benefit programs.

At September 30, 2004, the fair value of our $205.0 million 0.5% Convertible Subordinated Notes was $145.8 million, and the fair value of our $65.0 million 1.0% Convertible Subordinated Notes was $47.5 million. The fair values were determined using quoted market prices at the balance sheet date. The fair value of our other assets and liabilities approximates the book value of those assets and liabilities. At September 30, 2004, the Standard & Poor’s rating on our 0.5% Convertible Subordinated Notes was CCC+ and our 1.0% Convertible Subordinated Notes were not rated.

We have a non-contributory defined benefit pension plan covering substantially all U.S. employees who were employed on September 30, 1995. The benefits for this plan were based on the employees’ years of service and the employees’ compensation during the three years before retirement. Our funding policy is consistent with the funding requirements of U.S. Federal employee benefit and tax laws. We contributed approximately $2.8 million (based on the market price at the time of contribution) in Company stock to the Plan in Fiscal 2004 and $1.0 million in fiscal 2003. In fiscal 2005, we expect to make a contribution of Company common stock of approximately $1.5 million. Effective December 31, 1995, the benefits under the Company’s pension plan were frozen. As a consequence, accrued benefits no longer change as a result of an employee’s length of service or compensation.

We believe that our existing cash reserves and anticipated cash flows from operations will be sufficient to meet our liquidity and capital requirements for at least the next 12 months. However, our liquidity is affected by many factors, some based on normal operations of the business and others related to uncertainties of the industry and global economies. We may seek, as we believe appropriate, additional debt or equity financing to provide capital for corporate purposes. We may also seek additional debt or equity financing for the refinancing or redemption of existing debt and/or to fund strategic business opportunities, including possible acquisitions, joint ventures, alliances or other business arrangements which could require substantial capital outlays. The timing and amount of such potential capital requirements cannot be determined at this time and will depend on a number of factors, including demand for our products, semiconductor and semiconductor capital equipment industry conditions, competitive factors, the condition of financial markets and the nature and size of strategic business opportunities which we may elect to pursue.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to changes in interest rates primarily from our investments in certain available-for-sale securities. Our available-for-sale securities consist primarily of fixed income investments (corporate bonds, commercial paper and U.S. Treasury and Agency securities). We continually monitor our exposure to changes in interest rates and credit ratings of issuers with respect to our available-for-sale securities and target an average life to maturity of less than eighteen months. Accordingly, we believe that the effects of changes in interest rates and credit ratings of issuers are limited and would not have a material impact on our financial condition or results of operations. At September 30, 2004, we had a non-trading investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $32.2 million (see Note 7 of the Company’s Consolidated Financial Statements). If market interest rates were to increase immediately and uniformly by 10% from levels as of September 30, 2004, the fair market value of the portfolio would decline by approximately $68 thousand. At December 31, 2004, we had a non-trading investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $25.0 million. If market interest rates were to increase immediately and uniformly by 10% from levels as of December 31, 2004, the fair market value of the portfolio would decline by approximately $0.1 million.

Foreign Currency Risk

Our international operations, particularly those in Switzerland and France, are exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location’s functional currency (the Swiss Franc and the Euro). We are also exposed to foreign currency fluctuations due to remeasurement of the net monetary assets of our Israel and Singapore operations’ local currencies into the location’s functional currency, the US dollar. Based on our overall currency rate exposure at December 31, 2004, a near term 10% appreciation or depreciation in the foreign currency portfolio to the U.S. dollar could have a approximately a $2.0 million impact on our financial position, results of operations and cash flows for a three month period. This impact is heavily dependent on numerous factors associated with our foreign operations, including sales to certain customers, product mix and demand, and expense levels. We currently do not use derivative financial instruments to hedge against short-term fluctuations in foreign currency exchange rates, but are considering such use to reduce our exposure to changes in foreign currency exchange rates.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in June 2004. The selling securityholders, including their assignees, transferees, pledgees or donees or their successors, may from time to time offer and sell under this prospectus or a supplement hereto any or all of the notes and the common stock issuable upon conversion of the notes. In the event that a sale is to be made pursuant to this prospectus by a pledgee or other transferee, we will provide appropriate information regarding such pledgee or transferee by a prospectus supplement or post-effective amendment, if necessary, naming such pledgee or transferee as a selling securityholder.

The following table contains information we received from the selling securityholders on or before February 16, 2005, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder before the offering and that may be offered using this prospectus.

NAME	PRINCIPAL AMOUNT OF NOTES BENEFICIALLY OWNED THAT MAY BE SOLD	PERCENTAGE OF NOTES OUTSTANDING	NUMBER OF SHARES OF COMMON STOCK OWNED PRIOR TO THE OFFERING(1)	NUMBER OF SHARES OF COMMON STOCK THAT MAY BE SOLD (1)	PERCENTAGE OF COMMON STOCK OUTSTANDING (2)
Basso Multi-Strategy Holding Fund Ltd.	4,500,000	6.9%	350,434	350,434	*
BNP Paribas Equity Strategies, SNC	2,106,000	3.2%	169,246	164,003	*
Canyon Capital Arbitrage Master Fund, Ltd.	1,350,000	2.1%	296,965	105,130	*
Canyon Value Realization Fund, L.P.	675,000	1.0%	148,482	52,565	*
Canyon Value Realization MAC 18, Ltd. (RMF)	270,000	*	59,393	21,026	*
CIBC World Markets	1,250,000	1.9%	341,562	97,342	*
Clinton Multistrategy Master Fund, Ltd.	6,873,000	10.5%	535,230	535,230	*
Clinton Riverside Convertible Portfolio Limited	1,432,000	2.2%	111,515	111,515	*
CooperNeff Convertible Strategies (Cayman) Master Fund LP	2,074,000	3.2%	161,511	161,511	*
Credit Suisse First Boston LLC	2,500,000	3.8%	194,685	194,685	*
DKR SoundShore Oasis Holding Fund Ltd.	4,800,000	7.4%	373,797	373,797	*
DKR SoundShore Strategic Holding Fund Ltd.	1,200,000	1.8%	93,449	93,449	*
Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd.	3,500,000	5.4%	272,560	272,560	*
KBC Financial Products USA, Inc.	1,000,000	1.5%	107,387	77,874	*
Lyxor/Convertible Arbitrage Fund Limited	374,000	*	29,125	29,125	*
LDG Limited	166,000	*	12,927	12,927	*
Merrill Lynch Pierce Fenner & Smith Inc.(3)	5,500,000	8.4%	428,308	428,308	*
MSS Convertible Arbitrage 1	8,000	*	623	623	*
Partners Group Alternative Strategies PCC - Green Delta Cell	1,592,000	2.4%	123,976	123,976	*
Singlehedge US Convertible Arbitrage Fund	517,000	*	40,261	40,261	*
Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio	3,358,000	5.1%	261,501	261,501	*
Sphinx Fund	70,000	*	5,451	5,451	*
Sturgeon Limited	429,000	*	33,408	33,408	*
The Canyon Value Realization Fund (Cayman), Ltd.	1,845,000	2.8%	405,852	143,678	*
TQA Master Fund, Ltd.	1,329,000	2.0%	103,495	103,495	*
TQA Master Plus Fund Ltd.	2,597,000	4.0%	202,240	202,240	*
Trinity Fund, Ltd.	337,000	*	26,243	26,243	*
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.	1,500,000	2.3%	116,811	116,811	*
Vicis Capital Master Fund	937,500	1.4%	73,007	73,007	*
Victus Capital, LP	1,250,000	1.9%	97,343	97,343	*
Victus Capital Master Fund	1,250,000	1.9%	97,343	97,343	*
Xavex Convertible Arbitrage 7 Fund	453,000	*	35,277	35,277	*
Zurich Institutional Benchmarks Master Fund Ltd.	272,000	*	21,182	21,182	*

*	Less than 1%
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 77.8743 shares per $1,000 principal amount of notes. However, this conversion price is subject to adjustment as described under “Description of Notes—Conversion of the Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 51,370,822 shares of common stock outstanding as of December 31, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(3)	Merrill Lynch, Pierce, Fenner & Smith Incorporated was the initial purchaser in the June 2004 private placement of the notes. Merrill Lynch also has advised us that it is not aware of any position, office or directorship relationship that it has had with us or our affiliates. However, Merrill Lynch also has advised us that it may have, from time to time, acted in a financial advisory capacity to Kulicke and Soffa Industries, Inc.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred some or all of their notes or the underlying common stock since the date on which they provided us with information regarding their notes and common stock, and we have not made any independent inquiries as to the foregoing. Information about the selling securityholders may change over time. Any changed information will be set forth to the extent provided to us by the selling securityholders, in prospectus supplements, if and when necessary.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of June 30, 2004, between Kulicke and Soffa Industries, Inc., as issuer, and J.P. Morgan Trust Company, National Association, as trustee. The notes are covered by a registration rights agreement pursuant to which the registration statement was filed of which this prospectus forms a part. You may request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified in its entirety by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture.

As used in this “Description of Notes” section, references to “Kulicke & Soffa,” “we,” “our” or “us” refer solely to Kulicke and Soffa Industries, Inc., and not to our subsidiaries.

General

The notes are general unsecured debt. Our payment obligations under the notes are subordinated to our senior indebtedness as described under “Subordination of the Notes.” The notes rank equally with our 0.5% Convertible Subordinated Notes due 2008. The notes are convertible (unless the right to convert the notes is terminated as described under “Termination of Conversion Right”) into common stock as described under “Conversion of the Notes.”

The notes are limited to $65 million aggregate principal amount. The notes have been issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on June 30, 2010, unless converted earlier or purchased by us at your option upon a fundamental change.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a fundamental change of Kulicke & Soffa except to the extent described below under “Fundamental Change.”

We will pay interest on June 30 and December 30 of each year, beginning on December 30, 2004, to recordholders at the close of business on the preceding June 15 and December 15, as the case may be, except:

•	interest payable upon purchase in connection with a fundamental change will be paid to the person to whom principal is payable, unless the purchase date is an interest payment date, in which case it is payable to the holder of record on the record date for the payment of interest; and

•	as set forth in the next sentence.

If you convert your notes into common stock on an interest payment date or on the final maturity date, you will be paid the interest due on that date if you are the holder of record on the preceding record date. If you convert any of your notes into common stock during the period after any record date but before the next interest payment date, one of the following will occur:

•	we will not be required to pay interest on the interest payment date if we have elected to terminate your right to convert your notes unless, in the case of the June 30, 2006 interest payment only, we have elected to terminate your right to convert the notes as provided below under “Termination of Conversion Right” and such conversion occurs within five days before June 30, 2006; or

•	if otherwise, any note that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes or, unless, in the case of the June 30, 2006 interest payment only, we have elected to terminate your right to convert the notes as provided below under “Termination of Conversion Right” and such conversion occurs within five days before June 30, 2006. See “Conversion of the Notes.”

We will maintain an office in the Borough of Manhattan, the City of New York for the payment of interest, which will initially be an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, but if you are a holder with an aggregate principal amount in excess of $2.0 million, we will pay you, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of the Notes

You may convert your notes, in whole or in part, into common stock on or before the final maturity date of the notes, subject to prior purchase of the notes upon a fundamental change or our election to terminate your right to convert your notes. The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount of the notes you convert by the conversion rate on the date of conversion. If you convert your notes after receipt of a notice of a fundamental change and before the purchase date, and the fundamental change constitutes a cash buy-out, we will pay you a make-whole premium, in cash, in addition to the shares of common stock you receive upon conversion of your notes as provided below under “Fundamental Change.” If you have tendered your notes for purchase upon a fundamental change and your right to convert the notes has not previously been terminated, you may convert your notes only if you withdraw your election to tender your notes. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes are converted after a record date for any interest payment date and before the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount, unless a default in the payment of interest on the notes exists at the time of conversion or, unless, in the case of the June 30, 2006 interest payment only, we have elected to terminate your right to convert the notes as provided below under “Termination of Conversion Right” and such conversion occurs within five days before June 30, 2006.

The initial conversion rate for the notes is 77.8743 shares of our common stock per $1,000 principal amount of notes (equivalent to a conversion price of $12.84 per share), subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay cash equal to the applicable fractional amount of the market price of our common stock on the business day before the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date on which you comply with these requirements is the conversion date under the indenture.

We will adjust the conversion rate proportionally if any of the following events occur:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock, evidences of indebtedness, shares of any class of our capital stock, or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions listed in (5) below;

unless we reserve such securities for distribution to holders of notes upon the conversion of the notes;

(5)	we distribute cash (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up). If we declare such a cash dividend or distribution, the conversion rate will be increased to equal the number determined by multiplying the conversion rate in effect immediately before the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price)

(Pre-Dividend Sale Price – Dividend Adjustment Amount)

No adjustment to the conversion rate or your ability to convert will be made if we provide that you will participate in the cash dividend or distribution without conversion. If the denominator of the above fraction is less than $1.00 (including a negative amount) then in lieu of any adjustment under this clause (5), we will make adequate provision so that you will have the right to receive upon conversion, in addition to the shares of common stock issuable upon conversion, the amount of cash you would have received had you converted such notes on the record date for such cash dividend or distribution.

“Pre-Dividend Sale Price” means the average of the last reported sale price of our common stock for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of common stock;

(6)	we or one of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will be made only if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in clause (7) above will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a shareholder rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving Kulicke & Soffa; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Considerations.”

We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution. See “Certain United States Federal Income Tax Considerations.” In each case above, we will not increase the conversion rate of the notes without first obtaining shareholder approval if such approval is required by law or Nasdaq Marketplace rules.

Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Termination of Conversion Right

We may terminate your right to convert the notes at any time on or after June 30, 2006, if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days (a “conversion termination trigger event”). If we elect to terminate your right to convert your notes upon a conversion termination trigger event, we will, within five trading days of the date of the conversion termination trigger event, deliver to you a written notice of our decision to terminate your right to convert your notes (the “conversion termination notice”). After we deliver the conversion termination notice, you may convert your notes at any time on or before the 20th day following the date of the conversion termination notice (the “conversion termination date”). If you fail to convert your notes on or before the conversion termination date, your right to convert the notes will terminate, you will thereafter have no rights to receive shares of our common stock under the indenture and the conversion provisions of the indenture will no longer be in effect. In such an event, your notes will remain outstanding and you will continue to receive interest until maturity unless your notes are purchased.

Sinking Fund

The notes are not entitled to any sinking fund.

Fundamental Change

If a “fundamental change” of Kulicke & Soffa occurs at any time before the maturity of the notes, you may require us to purchase your notes, in whole or in part, on a purchase date that is 30 days after the date of our notice of the fundamental change. The notes will be purchasable in integral multiples of $1,000 principal amount.

We will purchase the notes for cash at a price equal to 100% of the principal amount to be purchased, plus accrued but unpaid interest, and liquidated damages, if any, to the date of purchase, plus a make-whole premium, payable in cash, under the circumstances described below. If the purchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

If a fundamental change occurs and at least 60% of the consideration for the common stock in the transaction or transactions constituting the fundamental change consists of cash, which we will refer to as a

“cash buy-out,” we will pay a make-whole premium, in cash, to the holders of the notes in addition to the purchase price of the notes on the date of purchase. The make-whole premium will also be paid to those holders who convert their notes after receipt of a notice of a fundamental change (where such fundamental change constitutes a cash buy-out) and before the purchase date, in addition to the shares of common stock to be received upon conversion of the notes.

The make-whole premium per note will equal (a) the average of the closing trading prices of a note for the five trading days immediately prior to the public announcement date of the cash buy-out, less (b) the greater of (i) $1,000 or (ii) the product of (x) average closing prices of our common stock for the five trading days immediately prior to the public announcement date of the cash buy-out and (y) the applicable conversion rate; and will be payable in cash. The make-whole premium, if any, will not be less than zero.

The “closing trading price,” for purposes of calculating the make-whole premium, means the average of the secondary market bid quotations obtained by the bid solicitation agent for $1 million principal amount of notes at approximately 4 p.m., New York City time, for a determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid will be used. If the bid solicitation agent cannot reasonably obtain at least one bid for the notes from a nationally recognized securities dealer, no make-whole premium will be paid.

The “public announcement date,” for purposes of calculating the make-whole premium, means the date of the public announcement of the closing of the transaction constituting the fundamental change.

We will mail to all record holders a notice of a fundamental change of Kulicke & Soffa within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to have your notes purchased, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your purchase notice and any notes to be purchased, duly endorsed for transfer. We will promptly pay the purchase price for notes surrendered for purchase following the purchase date.

A “fundamental change” of Kulicke & Soffa is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration which is not all or substantially all common stock that:

•	is listed, or immediately after the transaction or event will be listed, on one or more of (1) a United States national securities exchange, (2) the London Stock Exchange, (3) the Tokyo Stock Exchange, or (4) the German Stock Exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change purchase rights could discourage a potential acquiror of Kulicke & Soffa. However, this fundamental change purchase feature is not the result of management’s knowledge of any specific effort to obtain control of Kulicke & Soffa by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. In addition, our obligation to offer to purchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Kulicke & Soffa.

We may be unable to purchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the purchase price for all tendered notes. In addition, any future agreements relating to our indebtedness may expressly prohibit our purchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent or refinance the debt, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, if any, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of the Notes

Payment on the notes is, to the extent provided in the indenture, subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are structurally subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

As of December 31, 2004, we had senior indebtedness outstanding in the amount of approximately $20.3 million, and our subsidiaries had approximately $88.2 million of other liabilities outstanding, excluding inter-company liabilities. The notes rank equally with our 0.5% Convertible Subordinated Notes due 2008. Neither we nor our subsidiaries are prohibited under the indenture from incurring debt, including senior indebtedness. We may, from time to time, incur additional debt, including senior indebtedness. Our subsidiaries may also, from time to time, incur other additional debt and liabilities.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full of all senior indebtedness in cash or other payment satisfactory to the holders of senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full of all senior indebtedness obligations in cash or other payment satisfactory to the holders of senior indebtedness before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to notify holders of senior indebtedness promptly if payment of the notes is accelerated because of an event of default.

We may not make any payment on the notes if:

•	a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor either to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a “payment blockage notice”) from us or any other person permitted to give such notice under the indenture (called a “non-payment default”).

We may resume payments and distributions on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a non-payment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist, or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice may be the basis for any later payment blockage notice.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The notes are exclusively obligations of Kulicke & Soffa. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Certain Definitions

“designated senior indebtedness” means any senior indebtedness that expressly provides that such senior indebtedness will be “designated senior indebtedness” for purposes of the indenture. Any agreement for designated senior indebtedness may place limitations and conditions on the right of the creditor to exercise the rights of designated senior indebtedness.

“indebtedness” means:

(1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes, or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) obligations with respect to letters of credit, bank guarantees and bankers’ acceptances;

(3) obligations in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

(4) all obligations and other liabilities under any lease or related document in connection with the lease of real property that provides that we are contractually obligated to purchase or cause a third party to purchase the leased property, and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

(5) all obligations with respect to an interest rate or other swap, cap or collar agreement or foreign currency hedge, exchange or purchase agreement;

(6) all direct or indirect guaranties and similar agreements in respect of, and any obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

(7) any obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

(8) any amendments or modifications to (1) through (7) above.

“senior indebtedness” means the principal, premium, if any, interest, including any interest accruing after bankruptcy, and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

•	indebtedness that expressly provides that it is not senior in right of payment to the notes or expressly provides that it is on parity with or junior to the notes;

•	our indebtedness to any of our majority-owned subsidiaries; and

•	the 0.5% Convertible Subordinated Notes due 2008 and the notes.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon maturity or otherwise on the notes, whether or not the payment is prohibited by the subordination provisions of the indenture;

•	we fail to pay any interest and liquidated damages, if any, on the notes, when due whether or not the payment is prohibited by the subordination provisions of the indenture and such failure continues for a period of 30 days;

•	we fail to perform or observe any of the other covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest, or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, accrued interest, and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holder of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, interest, or liquidated damages, if any, on the notes that are not made when due will accrue interest at the annual rate of 0.5% from the required payment date.

The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Consolidation, Merger and Sale of Assets

We may, without your consent, consolidate with or merge into any other person or sell, convey or lease all or substantially all of our property to any other person if such person:

•	is authorized to acquire and operate the same;

•	is organized under the laws of the United States of America, any state thereof or the District of Columbia, or, if not organized in any such jurisdiction, if (1) such person agrees to be subject to the service of process laws of the State of New York and (2) under the laws of such person’s jurisdiction of organization, payments on the notes (in cash or in shares of common stock upon conversion) would not be subject to withholding tax; and

•	expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture satisfactory in form to the trustee.

Under any consolidation or merger or any sale, conveyance or lease of all or substantially all of our property as described in the preceding paragraph, the successor company will be our successor and will succeed to, and be substituted for, and may exercise every right and power of, Kulicke & Soffa under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations under the indenture and the notes, except in the case of a lease of all or substantially all of our property.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each affected note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon purchase of any note;

•	adversely change our obligation to purchase any note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note; or

•	adversely modify the subordination provisions of the indenture.

The vote of the holders of all outstanding notes is required to modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture or to reduce the percentage of notes required for a quorum or for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Information Concerning the Trustee

We have appointed J.P. Morgan Trust Company, National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. However, if the trustee has a conflicting interest within the meaning of the Trust Indenture Act, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200 million shares of common stock, without par value, and 5 million shares of preferred stock, without par value. As of December 31, 2004, there were 51,370,822 shares of common stock and no shares of preferred stock outstanding. The following description of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws, each as amended, and the description of our common stock contained in our registration statement on Form 8-A12G/A filed with the SEC.

Common Stock

The holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefor and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds. In the election of directors, the holders of our common stock have cumulative rights, meaning that they may multiply the number of votes the stockholder is entitled to cast by the total number of directors to be elected at a meeting of stockholders and cast the whole number of votes for one candidate or distribute them among some or all candidates. The holders of the common stock have no preemptive rights or rights to convert shares of our common stock into any other securities and are not subject to future calls or assessments by us. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

By resolution of the board of directors and without any further vote or action by the stockholders, we may issue preferred stock in one or more series and fix from time to time the number of shares to be included in each such series, and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such series. Our ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the common stock and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from attempting to acquire, control of us. We have no present plans to issue any of the preferred stock.

Certain Charter Provisions

Some provisions of our articles of incorporation and bylaws and Pennsylvania law may discourage certain transactions involving a fundamental change of Kulicke & Soffa. For example, our articles of incorporation and bylaws contain provisions that (1) classify the board of directors into four classes, with one class being elected each year, (2) permit the board to issue “blank check” preferred stock without stockholder approval, as discussed above, and (3) prohibit us from engaging in certain business combinations with a holder of 20% or more of our voting securities without super-majority board or stockholder approval. Further, under the Pennsylvania Business Corporation Law, because our bylaws provide for a classified board of directors, stockholders may only remove directors for cause. These provisions and certain other provisions of the Pennsylvania Business Corporation Law could have the effect of delaying, deferring or preventing a fundamental change of Kulicke & Soffa and may adversely affect the voting and other rights of holders of common stock.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock, with offices in New York, New York.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The following summarizes the material provisions of certain of our indebtedness in addition to the indebtedness represented by the notes offered by this prospectus. This summary is not a complete description of such indebtedness. Copies of the indenture for the 0.5% Convertible Subordinated Notes due 2008 are available upon request, and the description of such notes set forth below is qualified in its entirety by reference to the indenture.

We used the majority of the net proceeds of the notes to repurchase or redeem all of our outstanding 5 1/4% Convertible Subordinated Notes due 2006.

0.5% Convertible Subordinated Notes Due 2008

In November 2003, we issued $205 million aggregate principal amount of convertible subordinated notes due on November 30, 2008. The 0.5% Convertible Subordinated Notes due 2008 bear interest at the annual rate of 0.5% on the principal amount, payable semi-annually in cash on May 30 and November 30 of each year.

Conversion. The 0.5% Convertible Subordinated Notes Due 2008 may be converted into our common stock at any time, subject to prior redemption, at a conversion rate of 49.1884 shares per $1,000 principal amount of notes, subject to adjustment upon the occurrence of certain events affecting our common stock, including if we declare and pay a dividend on our common stock.

Subordination. The 0.5% Convertible Subordinated Notes due 2008 are contractually subordinated to all of our existing and future senior indebtedness and are structurally subordinated to all indebtedness of our subsidiaries. The 0.5% Convertible Subordinated Notes rank equally with the 1% Convertible Subordinated Notes due 2010.

Purchase at Option of Holder (Fundamental Change). The holders of the 0.5% Convertible Subordinated Notes due 2008 may require us to purchase the notes for cash, in whole or in part, on a purchase date that is 30 days after the date of a notice of fundamental change (as defined below). Any such purchase is required to be at a price equal to 100% of the principal amount of notes to be purchased, plus accrued interest to, but excluding, the purchase date.

A fundamental change is any transaction or event in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock that is or that will be immediately after the transaction or event:

•	listed on one or more of (1) a United States national securities exchange, (2) the London Stock Exchange, (3) the Tokyo Stock Exchange, or (4) the German Stock Exchange; or

•	approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

Events of Default. The indenture for the 0.5% Convertible Subordinated Notes due 2008 contains customary events of default, including failure to pay amounts due, failure to observe covenants and events involving our bankruptcy, insolvency or reorganization.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with those statements and conclusions. This summary does not discuss the effect of the federal estate or gift tax laws (except as set forth below with respect to Non-U.S. Holders), or the tax laws of any applicable foreign, state, local or other jurisdiction.

Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as “capital assets” (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) and who, for U.S. federal income tax purposes, are (1) individual citizens or residents of the U.S., (2) corporations or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof, (3) estates, the income of which is subject to U.S. federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons and certain trusts in existence on August 20, 1996 that elect to be treated as United States persons, as such term is defined in the Code (“U.S. Holders”). Persons other than U.S. Holders (“Non-U.S. Holders”) are subject to special U.S. federal income tax considerations, some of which are discussed below.

This discussion does not address all the tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, U.S. Holders whose financial currency is not the U.S. dollar, persons that will hold notes as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This discussion assumes that the IRS will respect the classification of the notes as indebtedness for U.S. federal income tax purposes. If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or the stock into which the notes may be converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of notes or the common stock into which notes may be converted that is a partnership, and partners in such partnership, should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes and the common stock into which the notes may be converted.

THE FOLLOWING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

Taxation of Interest

Interest paid on the notes will be included in your income as ordinary income at the time it is treated as received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by you in respect of a note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. You may require us to redeem any and all of your notes in the event of a fundamental change. We intend to take the position that a “fundamental change” is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a “fundamental change” as affecting the yield to maturity of any note. In the event a “fundamental change” occurs, the amount and timing of income that must be recognized by you will be affected. There can be no assurance that the IRS will agree with this position.

Original Issue Discount

Because the stated principal amount of the notes exceeds their issue price by more than a de minimis amount, there is original issue discount with respect to the notes and you will be required for federal income tax purposes to accrue this original issue discount into income over time, and in advance of the receipt of cash with respect thereto, using a constant yield method under the provisions of the Internal Revenue Code and Treasury regulations relating to original issue discount.

Acquisition Premium

If you purchase a note for an amount that is less than or equal to the stated principal amount of the note but in excess of the note’s “revised issue price” (as defined below), you generally will be permitted to reduce the daily portion of original issue discount includible in your income by an amount equal to the product of (1) the amount of the daily portion of original issue discount and (2) a fraction, the numerator of which is the excess of your adjusted tax basis in the note immediately after your purchase over the revised issue price of the note, and the denominator of which is the aggregate amount of original issue discount includible in income with respect to the note after the date on which the note is purchased. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, you may elect to compute your original issue discount accruals by treating your purchase as if it were a purchase at original issuance and applying the constant yield method to the deemed original issue discount amount that would result.

Amortizable Bond Premium

If you purchase a note at a premium over its stated principal amount, plus accrued interest, such excess will constitute amortizable bond premium. In such case, you generally will not be required to include any original issue discount in income. You may elect to amortize that premium with a corresponding decrease in adjusted tax basis from the purchase date to the note’s maturity date under a constant yield method. Amortizable bond premium will not include any premium attributable to a note’s conversion feature. Amortizable bond premium is treated as an offset to interest income on a note and not as a separate deduction. The amount of amortizable bond premium that you may deduct in any year is limited to the amount by which your total interest inclusions on the note in prior years exceed the total amount treated as a amortizable bond premium deduction in prior years. If any of the excess amortizable bond premium is not deductible, that amount is carried forward to the next taxable year. The election to amortize amortizable bond premium on a constant yield method applies to all debt obligations held or acquired by you on or after the first day of the first taxable year to which the election applies and cannot be revoked without the consent of the IRS.

Market Discount

If you acquire a note at a cost that is less than the “revised issue price,” the amount of such difference is treated as market discount for federal income tax purposes, unless such difference is less than .25% multiplied by the stated principal amount of the notes multiplied by the number of complete years until maturity (from the date of acquisition). The revised issue price of a note, as of any date, will equal the sum of its issue price plus the amount of any OID that has accrued on the note up until that date.

If you purchase a note at a market discount, you are required to treat any gain on the sale, redemption or other disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions, you may be required to include accrued market discount as ordinary income as if you had sold the note at its then fair market value. However, if you convert a note with market discount into shares of common stock, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when you dispose of the common stock to the extent of any gain on that disposition.

In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable. With respect to a note with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or maintained to purchase or to carry the note. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rules set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS.

Election to Treat All Interest as Original Issue Discount

You may elect to include in gross income all interest that accrues on a note, including any stated interest, original issue discount and market discount (as adjusted by amortizable bond premium and acquisition premium). Such an election for a note may be revoked only with the permission of the IRS, and you should consult your tax advisor before making such election.

Sale or Redemption of the Notes

Upon the sale or redemption of a note, you generally will recognize capital gain or loss (except with respect to market discount as described below) equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note increased by the net amount of any original issue discount included in your income through the date of disposition, (and, if you have elected to include market discount in income, the amount of any such market discount included in your income as of the date of disposition), and decreased by any amortizable bond premium amounts deducted by you. Any capital gain or loss will be long-term capital gain or loss if your holding period in the note is more than one year at the time of sale or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 15%. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

You generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received (1) in lieu of a fractional share of common stock (2) with respect to cash distributions in which a holder of a note was entitled to participate without converting, as described under the caption “Description of Notes—Conversion of the Notes” or (3) with respect to payment of any make-whole premium, as described under the caption “Description of Notes—Fundamental Change”. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and your holding period for the common stock received on conversion will generally include the holding period of the note converted.

Cash received in lieu of a fractional share of common stock upon conversion generally will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

If we pay a cash distribution on our common stock, we may elect to make cash payments upon conversion to the holders of the notes in lieu of an adjustment to the conversion price, as described under the caption “Description of Notes—Conversion of the Notes.” In addition, we may be required to pay a make-whole premium upon conversion as described under the caption “Description of Notes—Fundamental Change”. In these events, the receipt of these amounts will be treated as interest income for United States federal income tax purposes.

Distributions

Distributions, if any, made on the common stock after a conversion generally will be included in your income as dividend income to the extent of our current or accumulated earnings and profits. A corporate U.S. Holder generally will be entitled to a dividends-received deduction. For a noncorporate U.S. Holder, dividends generally will be subject to tax at the reduced rate applicable to long-term capital gains. You will be eligible for this reduced rate, however, only if you hold the common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock and thereafter as capital gain.

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable distributions to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though you have not received any cash or property as a result of the adjustments. In certain circumstances, the failure to provide for an adjustment may result in taxable dividend income to you of common stock.

Sale of Common Stock

Upon the sale of common stock, you generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) your adjusted tax basis in the common stock. This capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, generally will be subject to a maximum rate of federal income tax of 15%. The deductibility of capital losses is subject to limitations.

Special Tax Rules Applicable to Non-U.S. Holders

In general, subject to the discussion below concerning backup withholding, if you are a Non-U.S. Holder:

(a) payments of principal or interest (including payments attributable to accrued original issue discount) on the notes by us or any paying agent to you will not be subject to U.S. withholding tax, provided that, in the case of interest (including payments attributable to accrued original issue discount), (1) you do not own, actually or constructively, 10% or more of the total combined voting power of all of our classes of stock entitled to vote, within the meaning of section 871(h)(3) of the Code, (2) you are not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of Section 954(d)(3) of the Code, (3) you are not a bank receiving interest described in section 881(c)(3)(A) of the Code, and (4) the certification requirements under section 871(h) or section 881(c) of the Code and Treasury Regulations thereunder (discussed below under “—Backup Withholding and Information Reporting”) are satisfied;

(b) you will not be subject to U.S. federal income tax on gains realized on a sale, exchange, retirement or other disposition of the note or common stock unless (1) you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale or other disposition, and certain conditions are met, (2) such gain is effectively connected with your conduct of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by you, (3) you are subject to Code provisions applicable to certain U.S. expatriates, or (4) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period you held the common stock, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes. We do not believe that we currently are a USRPHC or that we will become one in the future; and

(c) if you receive interest on the notes (including payments attributable to accrued original issue discount) not excluded from U.S. withholding tax as described in (a) above and dividends on our common stock upon conversion generally will be subject to U.S. withholding tax at a 30% rate, except where you provide a properly executed IRS Form W-8BEN, including a U.S. taxpayer identification number claiming a reduction of or an exemption from withholding under an applicable tax treaty. Special certification procedures apply to payments through qualified intermediaries. If you are eligible for a reduced rate of withholding tax pursuant to an income tax treaty, you may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for refund with the IRS.

If you are engaged in a trade or business in the U.S. and if interest on the note (including original issue discount), dividends on the common stock, or gain realized on the sale, redemption or other disposition of the note or common stock is effectively connected with the conduct of that trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you in the U.S.), you, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest (including original issue discount), dividends or gain on a net income basis in the same manner as if you were a U.S. Holder. You will be required to provide us with a properly executed IRS Form W-8ECI or successor form in order to claim an exemption from withholding tax. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

U.S. Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock and, at the time of the individual’s death, payments with respect to the note would not have been effectively connected with the conduct by the individual of a trade or business in the U.S. common stock held by an individual at death will be included in the individual’s gross taxable estate for U.S. federal estate tax purposes, regardless of his citizenship or residence, unless an applicable estate tax treaty otherwise applies.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with interest (including payments attributable to original issue discount) and dividend payments, as well as, in some cases, proceeds from the sale, redemption or other disposition of notes or common stock. These information returns may be made available to the governments of the jurisdictions in which Non-U.S. Holders are subject to tax pursuant to the terms of income tax treaties between the United States and such jurisdictions. You may be subject to backup withholding tax on these payments unless you comply with applicable certification procedures. In the case of a U.S. Holder, the certification may be made by providing a properly executed IRS Form W-9 or substitute Form W-9. In the case of a Non-U.S. Holder, the certification, generally, may be made by providing a properly executed Form W-8BEN or W-8ECI or by complying with special certification procedures applicable to payments through qualified intermediaries. Interest payments on our notes (including payments attributable to original issue discount), and dividends on our common stock, that are paid to Non-U.S. Holders subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

We have registered the notes and the underlying common stock to allow the selling securityholders and their successors, including their assignees, transferees, pledgees and donees and their successors, to sell these securities to the public from time to time after the date of this prospectus. The selling securityholders may sell the securities directly or through underwriters, broker-dealers or agents. If the selling securityholders sell the securities through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions. We have agreed to pay all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

The total proceeds to the selling securityholders from selling the securities will be the purchase price of the securities, less any discounts and commissions paid by the selling securityholders. We will not receive any of the proceeds from the sale of the securities offered by this prospectus.

The SEC may deem the selling securityholders and any broker-dealers or agents who participate in the distribution of the securities to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, the SEC may deem any profits the selling securityholders make by selling the securities and any discounts, commissions or concessions received by any broker-dealers or agents to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Selling securityholders may also be subject to liabilities under the securities laws, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the securities.

The selling securityholders and any other person who participates in distributing the securities will be subject to the Exchange Act. The Exchange Act rules include Regulation M (or any successor rules or regulations), which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before beginning to distribute the securities. This may affect the securities’ marketability and the ability of any person or entity to engage in market-making activities with respect to the securities.

The selling securityholders may sell the securities in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the securities are listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions other than transactions on national securities exchanges, quotation services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with sales of the securities or otherwise, any selling securityholder may:

•	Enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume;

•	sell the securities short and deliver the securities to close out their short positions; or

•	loan or pledge the securities to broker-dealers, who may in turn sell the securities.

We cannot assure you that any selling securityholder will sell any or all of the securities using this prospectus. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The selling securityholders also may transfer, devise or gift the securities by other means not described in this prospectus.

To comply with the securities laws of some states, if applicable, the selling securityholders may only sell the securities in these jurisdictions through registered or licensed brokers or dealers.

Our common stock trades on the Nasdaq National Market under the symbol “KLIC.” The notes are eligible for trading in The PORTALSM Market of the National Association of Securities Dealers, Inc. We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, we cannot assure you that selling securityholders will be able to sell the notes or that any trading market for the notes will develop. See “Risk Factors—In certain circumstances this registration statement may not be used to resell the notes and the common stock issuable upon their conversion; there is no prior public market for the notes, if an active trading market does not develop for the notes you may not be able to resell them.”

With respect to a particular offering of the securities, to the extent required, we will file an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, disclosing the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

The registration rights agreement pursuant to which the registration statement was filed of which this prospectus forms a part provides that we and the selling securityholders will indemnify each other and each other’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act, or that we will be entitled to contribution from each other in connection with these liabilities.

LEGAL MATTERS

Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania has provided us with an opinion as to the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements as of September 30, 2003 and 2004 and for each of the three years in the period ended September 30, 2004, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including the exhibits, schedules and amendments to the registration statement) under the Securities Act for the notes and the underlying common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us, the notes and the underlying common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete and, where the contract, agreement or other document is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made.

We file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information concerning us can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. Our common stock is listed on the Nasdaq National Market under the symbol “KLIC.” The reports, proxy statements, and other information that we file with the SEC also are available at the following Nasdaq address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

KULICKE AND SOFFA INDUSTRIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2004	(Unaudited) December 31, 2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$60,333	$82,431
Restricted cash	3,257	3,497
Short-term investments	32,176	24,989
Accounts and notes receivable (less allowance for doubtful accounts: 9/30/04 - $3,646; 12/31/04 - $3,346)	110,718	91,454
Inventories, net	58,017	57,856
Assets held for sale	6,072	—
Prepaid expenses and other current assets	10,310	14,137
Deferred income taxes	12,417	12,250

TOTAL CURRENT ASSETS	293,300	286,614

Property, plant and equipment, net	51,434	44,674
Intangible assets, (net of accumulated amortization: 9/30/04 - $35,209; 12/31/04 - $37,465)	54,045	52,789
Goodwill	81,440	81,440
Other assets	7,463	7,222

TOTAL ASSETS	$487,682	$472,739

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt	$202	$42
Accounts payable	50,002	43,400
Accrued expenses	37,660	34,944
Income taxes payable	11,986	13,051

TOTAL CURRENT LIABILITIES	99,850	91,437

Long term debt	275,725	270,602
Other liabilities	8,112	9,333
Deferred taxes	36,975	37,567

TOTAL LIABILITIES	420,662	408,939

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY
Common stock, without par value	213,847	214,960
Retained deficit	(139,912)	(147,103)
Accumulated other comprehensive loss	(6,915)	(4,057)

TOTAL SHAREHOLDERS’ EQUITY	67,020	63,800

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$487,682	$472,739

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three months ended December 31,
	2003	2004
Net revenue	$153,869	$116,321

Cost of sales	106,507	89,943

Gross profit	47,362	26,378

Selling, general and administrative	24,716	22,073
Research and development, net	8,176	8,878
Gain on sale of assets	—	(1,875)
Amortization of intangible assets	2,315	2,194

Operating expense	35,207	31,270

Income (loss) from operations	12,155	(4,892)

Interest income	204	449
Interest expense	(4,429)	(846)
Charge on early extinguishment of debt	(6,152)	—

Income (loss) from continuing operations before income tax	1,778	(5,289)

Provision for income taxes	1,350	1,902

Income (loss) from continuing operations	428	(7,191)

Income from discontinued FCT operations	319	—

Net income (loss)	$747	$(7,191)

Income (loss) per share from continuing operations:
Basic	$0.01	$(0.14)

Diluted	$0.01	$(0.14)

Loss per share from discontinued operations:
Basic	$0.00	$0.00

Diluted	$0.00	$0.00

Net income (loss) per share:
Basic	$0.01	$(0.14)

Diluted	$0.01	$(0.14)

Weighted average shares outstanding:
Basic	50,392	51,237
Diluted	56,932	51,237

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended December 31,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$747	$(7,191)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,351	7,012
Gain on sale of assets	—	(1,875)
Charge on early extinguishment of debt	6,152	—
Changes in components of working capital:
Accounts receivable	(25,648)	20,729
Inventory	(2,401)	127
Prepaid expenses and other assets	(544)	(4,203)
Accounts payable and accrued expenses	19,668	(12,614)
Taxes payable	684	1,108
Other, net	1,723	1,872

Net cash provided by operating activities	8,732	4,965

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments classified as available for sale	4,200	11,710
Purchase of investments classified as available for sale	(7,624)	(4,514)
Purchases of property, plant and equipment	(2,928)	(2,978)
Proceeds from sale of assets	—	11,831

Net cash provided by (used in) investing activities	(6,352)	16,049

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	3,001	438
Changes in restricted cash	(421)	(240)
Net proceeds from issuance of 0.5% convertible subordinated notes	199,736	—
Purchase of 4.75% convertible subordinate notes	(178,563)	—
Payments on borrowings, including capitalized leases	(61)	(9)

Net cash provided by financing activities	23,692	189

Effect of exchange rate changes on cash and cash equivalents	—	895

Changes in cash and cash equivalents	26,072	22,098
Cash and cash equivalents at beginning of period	65,725	60,333

Cash and cash equivalents at end of period	$91,797	$82,431

CASH PAID DURING THE PERIOD FOR:
Interest	$4,427	$848
Income taxes	$355	$1,185

The accompanying notes are an integral part of these consolidated financial statements

KULICKE AND SOFFA INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - BASIS OF PRESENTATION

The condensed consolidated financial statement information included herein is unaudited, but in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position at December 31, 2004, the results of its operations for the three month periods ended December 31, 2003 and 2004, and its cash flows for the three month periods ended December 31, 2003 and 2004. The results of operations for interim periods are not necessarily indicative of the results that may be expected for a full year. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

In February 2004, the Company sold the remaining assets of its advanced packaging technology segment, which consisted solely of the flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation and do not include the results of its operations in our revenues and expenses from continuing operations as reported in our financial statements and this discussion of our results of operations.

During the three months ended December 31, 2004, the Company sold the land and building held through the variable interest entity that was previously consolidated into the Company’s financial statements. The impact of this sale decreased assets and liabilities by approximately $5.8 million and $5.5 million, as of December 31, 2004.

Certain amounts in the Company’s prior fiscal year financial statements have been reclassified to conform to their presentation in the current fiscal year.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs – an amendment of ARB 43, chapter 4 (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs be recognized as a current-period expense. FAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after July 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment” (FAS 123R). In summary, FAS 123R requires companies to expense the fair value of employee stock options and similar awards as of the date the Company grants the awards to employees. The expense would be recognized over the vesting period for each option and adjusted for actual forfeitures that occur before vesting. The effective date for this standard is interim and annual periods beginning after June 15, 2005, and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. The Company is currently assessing each of the three transition methods offered by FAS 123R and believes adoption of FAS 123R will have a material impact on its consolidated financial statements, regardless of the method selected.

NOTE 3 – ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock option grants using the “intrinsic value method” prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and discloses the pro forma effect on net income and earnings per share as if the fair value method had been applied to stock option grants, in accordance with SFAS 123, Accounting For Stock-Based Compensation.

At December 31, 2004, the Company had five stock-based employee compensation plans and two director compensation plans. No stock-based employee or director compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earning (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee and director compensation:

	(in thousands)
	Three months ended December 31,
	2003	2004
Net income (loss), as reported	$747	$(7,191)

Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,608)	(5,476)

Pro forma net loss	$(1,861)	$(12,667)

Net income (loss) per share:
Basic-as reported	$0.01	$(0.14)

Basic-pro forma	$(0.04)	$(0.25)

Dilued - as reported	$0.01	$(0.14)

Diluted - pro forma	$(0.04)	$(0.25)

NOTE 4 - GOODWILL AND OTHER INTANGIBLES

The Company’s goodwill and intangible assets relate to two reporting units. The reporting units are the bonding wire, which is included in the Company’s Packaging Materials segment, and test businesses, which comprise the Company’s Test segment.

The intangible assets that are classified as goodwill and those with indefinite lives are not amortized. Intangible assets with determinable lives are amortized over their estimated useful life. The Company performs its annual impairment test at the end of the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. The Company also tests for impairment between its annual tests if a “triggering” event occurs that may have the effect of reducing the fair value of a reporting unit below its carrying value. When conducting its goodwill impairment analysis, the Company calculates its potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. The Company uses the present value of future cash flows from the respective reporting units to determine the implied fair value. The Company’s intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. The Company’s intangible assets in its Test business segment are comprised of customer accounts and complete technology. The Company manages and values its complete technology in the aggregate as one asset group.

During the three months ended December 31, 2004 and 2003, the Company performed interim impairment tests on our Test segment goodwill due to the existence of an impairment trigger, which was the losses experienced in our test business during these same periods. Based on these test results, no impairment charges were recorded during each of these periods. The fair value of the Test segment was based on discounted cash flows of our projected future cash flows from this segment, consistent with the methods used in past periods. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company also tested our intangible assets for impairment during these same quarters. Based on these test results, no impairment charges were recorded during each of these periods. The fair value of the intangible assets were based on projected future undiscounted cash flows.

The recorded value of goodwill at September 30, 2004 and December 31, 2004, was $81.4 million.

The changes in the carrying value of the Company’s identifiable intangible assets for the Test business segment from September 30, 2004 and December 31, 2004 appear below:

	(in thousands)
	Customer Accounts	Technology	Total Intangible Assets
Net intangible balance at September 30, 2004	$25,339	$28,706	$54,045

Additions	—	1,000	1,000
Amortization	(1,028)	(1,228)	(2,256)

Total	(1,028)	(228)	(1,256)

Net intangible balance at December 31, 2004	$24,311	$28,478	$52,789

The $1.0 million increase in the Test segment’s Technology intangible assets was for a technology license to be used in the development of new products. The aggregate amortization expense related to these intangible assets for the three months ended December 31, 2003 was $2.3 million and for the three months ended December 31, 2004 was $2.2 million. The annual amortization expense related to these intangible assets for each of the next five fiscal years is expected to be approximately $9.0 million.

NOTE 5 - INVENTORIES

Inventories consist of the following:

	(in thousands)
	September 30, 2004	December 31, 2004
Raw materials and supplies	$45,411	$50,022
Work in process	12,350	9,534
Finished goods	13,373	11,806

	71,134	71,362
Inventory reserves	(13,117)	(13,506)

	$58,017	$57,856

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	(in thousands)
	September 30, 2004	December 31, 2004
Land	$1,843	$340
Buildings and building improvements	11,533	5,395
Machinery and equipment	132,184	134,830
Leasehold improvements	14,736	15,978

	160,296	156,543
Accumulated depreciation	(108,862)	(111,869)

	$51,434	$44,674

In October 2004, the company sold the land and building in Arizona amounting to $5.8 million. The company included the gain on sale of assets of $1.5 million in its statement of operations during the quarter ended December 31, 2004.

In November 2004, the company sold land and building housing its corporate headquarters in Willow Grove, Pennsylvania for $11.2 million, resulting in a gain on the sale of $4.5 million. The company subsequently leased the building back from the buyer, requiring deferral of the gain as of the closing date and recognition of such gain ratably over the leaseback period. The remainder of the deferred gain is included in accrued expenses and other long-term liabilities at December 31, 2004.

NOTE 7 - EARNINGS PER SHARE

Basic net income (loss) per share (“EPS”) is calculated using the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income (loss) per share assumes the exercise of stock options and the conversion of convertible securities to common shares unless the inclusion of these will have an anti-dilutive impact on net income (loss) per share. In addition, in computing diluted net income per share, if convertible securities are assumed to be converted to common shares the after-tax amount of interest expense recognized in the period associated with the convertible securities is added back to net income. For the three months ended December 31, 2004, the exercise of stock options and conversion of the 1.0% and 0.5% convertible subordinated notes were not assumed since their conversion to common shares would have an anti-dilutive effect due to the Company’s net loss position. For the three months ended December 31, 2003, $63 thousand dollars of after-tax interest expense, related to the 0.5% Convertible Subordinated Notes, was added to the Company’s net income to determine diluted earnings per share. Also, for the three months ended December 31, 2003 conversion of the 5.25% and 4.75% (for the period of time this security was outstanding) convertible subordinated notes were not assumed since their conversion to common shares would have an anti-dilutive effect on net income per share.

A reconciliation between the weighted average number of basic shares outstanding and the weighted average number of fully diluted shares outstanding at December 31, 2003 and December 31, 2004 appears below:

	(in thousands)
	Three months ended December 31,
	2003	2004
Weighted average shares outstanding - Basic	50,392	51,237

Potentially dilutive securities:
Employee stock options	2,722	*
1 % Convertible subordinated notes	N/A	*
1/2% Convertible subordinated notes	3,818	*
4 3/4% and 5 1/4% Convertible subordinated notes	*	*

Total potentially dilutive securities	6,540	*

Weighted average shares outstanding - Diluted	56,932	51,237

*	The weighted average number of shares for potentially dilutive securities that were anti-dilutive and therefore not included in the above table, for the convertible notes for the three months ended December 31, 2003 were 13,556,923 and convertible notes and employee and director stock options, for the three months ended December 31, 2004 were 15,849,873.

NOTE 8 – RESIZING

The semiconductor industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001, 2002 and most of 2003. In response to these changes in the semiconductor industry, the Company developed formal resizing plans to align its cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. The Company documented and committed to these plans to reduce spending that included facility closings and reductions in workforce. The Company recorded the expense associated with these plans in the period the Company committed to carry out the plans. Although the Company made every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In summary, provisions for resizing plans were recorded during the second, third and fourth quarters of fiscal 2002. These charges were for:

•	Closure of substrate operations.

•	Reduction in headcount and consolidation of manufacturing operations in the Company’s Test division.

•	Functional realignment of business management and the consolidation and closure of certain facilities.

In fiscal 2004, the Company reversed $68 thousand of these resizing charges and in fiscal 2003 the Company reversed $455 thousand of these resizing charges due to the actual severance cost associated with the terminated positions being less than the cost originally estimated.

A summary of the charges, reversals and payments of the resizing activities during the first quarter of fiscal 2005, fiscal 2004, 2003 and 2002 are as follows:

	(in thousands)
	Severance and Benefits	Commitments	Total
Provision for resizing plans in fiscal 2002
Continuing operations	$9,486	$9,282	$18,768
Discontinued operations	893		893
Payment of obligations in fiscal 2002	(5,914)	(300)	(6,214)

Balance, September 30, 2002	4,465	8,982	13,447
Change in estimate	(455)	—	(455)
Payment of obligations in fiscal 2003	(3,135)	(3,192)	(6,327)

Balance, September 30, 2003	875	5,790	6,665
Change in estimate	(68)	—	(68)
Payment of obligations	(440)	(2,619)	(3,059)

Balance, September 30, 2004	367	3,171	3,538
Payment of obligations	(126)	(675)	(801)

Balance, December 31, 2004	$241	$2,496	$2,737

The remaining severance and benefits obligations are expected to paid out through March 2005. The commitments, which are primarily for lease and related facility obligations, are expected to be paid out through September 2006.

NOTE 9 – COMPREHENSIVE INCOME (LOSS)

For the three month periods ended December 31, 2003 and 2004, the components of total comprehensive income (loss) are as follows:

	(in thousands)
	Three months ended December 31,
	2003	2004
Net income (loss)	$747	$(7,191)

Foreign currency translation adjustment	911	2,867
Unrealized loss on investments, net of taxes	—	(9)

Other comprehensive income	911	2,858

Comprehensive income (loss)	$1,658	$(4,333)

NOTE 10 - OPERATING RESULTS BY BUSINESS SEGMENT FOR CONTINUING OPERATIONS

Operating results by business segment for the three month periods ended December 31, 2004 and 2003 were as follows:

Fiscal 2004 (in thousands):

	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate and Other	Consolidated
Quarter ended December 31, 2004:
Net revenue	$29,349	$64,018	$22,954	$—	$116,321
Cost of sales	17,326	51,252	21,365	—	89,943

Gross profit	12,023	12,766	1,589	—	26,378
Operating costs	12,077	6,293	10,946	3,829	33,145
Gain on sale of assets			(1,497)	(378)	(1,875)

Income (loss) from operations	$(54)	$6,473	$(7,860)	$(3,451)	$(4,892)

Segment Assets at December 31, 2004	$59,102	$125,511	$152,365	$135,761	$472,739

Fiscal 2003 (in thousands):

	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate and Other (1)	Consolidated
Quarter ended December 31, 2003:
Net revenue	$81,080	$49,508	$23,281	$—	$153,869
Cost of sales	49,124	38,090	19,293	—	106,507

Gross profit	31,956	11,418	3,988	—	47,362
Operating costs	14,668	5,224	10,783	4,532	35,207

Income (loss) from operations	$17,288	$6,194	$(6,795)	$(4,532)	$12,155

Segment Assets at December 31, 2003	$108,902	$97,057	$170,362	$128,350	$504,671

(1)	Prior period income statement has been revised to reflect accounting for the sale of the Company’s Flip Chip business as a discontinued operation in accordance with the requirement of FAS 144. Assets for the Flip Chip business are included in Corporate & Other.

NOTE 11 – GUARANTOR OBLIGATIONS, COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Guarantor Obligations

The Company has issued standby letters of credit for employee benefit programs, a facility lease, and a customs bond, and its wire manufacturing subsidiary has issued a guarantee for payment under its gold supply financing arrangement. The guarantee for the gold supply financing arrangement is secured by the assets of the Company’s wire manufacturing subsidiary and contains restrictions on that subsidiary’s net worth, ratio of total liabilities to net worth, ratio of EBITDA to interest expense and ratio of current assets to current liabilities.

The table below identifies the guarantees under the standby letters of credit.

		(in thousands)
Nature of guarantee	Term of guarantee	Maximum obligation under guarantee
Security for the Company’s gold financing arrangement	Expires June 2006	$17,000
Security deposit for payment of employee health benefits	Expires June 2005	1,710
Security deposit for payment of employee worker compensation benefits	Expires July and October 2005	1,224
Security deposit for a facility lease	Expires July 2005	300
Security deposit for customs bond	Expires July 2005	100

		$20,334

The Company’s products are generally shipped with a one-year warranty against manufacturing defects and the Company does not offer extended warranties in the normal course of its business. The Company reserves for estimated warranty expense when revenue for the related product is recognized. The reserve for estimated warranty expense is based upon historical experience and management estimates of future expenses.

The table below details the activity related to the Company’s reserve for product warranty expense for the three months ended December 31, 2004:

	Three months ended December 31,
	2003	2004
Reserve for product warranty at beginning of quarter	$1,008	$956
Provision for product warranty expense	695	144
Product warranty costs incurred	(607)	(504)

Reserve for product warranty at end of quarter	$1,096	$596

Commitments and Contingencies

The Company orders inventory components in the normal course of its business. A portion of these orders are non-cancelable and a portion have varying penalties and charges in the event of cancellation. The total amount of the Company’s inventory purchase commitments, which do not appear on its balance sheet, as of December 31, 2004 was $30.0 million. If business conditions were to continue to change further and the Company was unable to cancel purchase commitments without penalty or payment, its financial condition and operating results could be adversely affected.

In September 2004, the tax authority in Singapore notified the Company that it believes Goods and Services Tax (“GST”) in the amount of $3.1 million is owed on the return of gold scrap to the Company’s former gold supplier over the period from 1998 to 2004. The Company does not agree with this assessment and has filed an objection. In event the Company is unsuccessful in its appeal, the Company believes it will recover the cost from its former gold supplier. For these reasons, no accrual for this contingency has been included in the Company’s financial statements. The Company believes that resolution of this matter may take two to three years.

From time to time, third parties assert that the Company is, or may be, infringing or misappropriating their intellectual property rights. In such cases, the Company will defend against claims or negotiate licenses where considered appropriate. In addition, some of the Company’s customers are parties to litigation brought by the Lemelson Medical, Education and Research Foundation Limited Partnership (the “Lemelson Foundation”), in which the Lemelson Foundation claims that certain manufacturing processes used by those customers infringe patents held by the Lemelson Foundation. The Company has never been named a party to any such litigation. Some customers have requested that the Company indemnify them to the extent their liability for these claims arises from use of the Company’s equipment. The Company does not believe that products sold by it infringe valid Lemelson patents. If a claim for contribution was brought against the Company, the Company believes it would have valid defenses to assert and also would have rights to contribution and claims against the Company’s suppliers. The Company has not incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim and the Company does not believe that these claims will materially and adversely affect the Company’s business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and the Company cannot assure you that the resolution of any such claim will not materially and adversely affect the Company’s business, financial condition and operating results.

Concentrations

Sales to a relatively small number of customers account for a significant percentage of the Company’s net sales. In the three months ended December 31, 2003, sales to Advanced Semiconductor Engineering accounted for 20% of the Company’s net sales. Sales to Advanced Semiconductor Engineering and ST Microelectronics accounted for 17% and 11%, respectively, of the Company’s net sales for the three months ended December 31, 2004. No other customer accounted for more than 10% of total net sales during the three months ended December 31, 2003 or 2004. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. At September 30, 2004 and December 31, 2004, Advanced Semiconductor Engineering accounted for 16% and 14%, respectively, of total accounts receivable. No other customer accounted for more than 10% of total accounts receivable at September 30, 2004 or December 31, 2004. The reduction or loss of orders from a significant customer could adversely affect the Company’s business, financial condition, operating results and cash flows.

The Company relies on subcontractors to manufacture to the Company’s specifications many of the components or subassemblies used in its products. Certain of the Company’s products require components or parts of an exceptionally high degree of reliability, accuracy and performance for which there are only a limited number of suppliers or for which a single supplier has been accepted by the Company as a qualified supplier. If supplies of such components or subassemblies were not available from any such source and a relationship with an alternative supplier could not be promptly developed, shipments of the Company’s products could be interrupted and re-engineering of the affected product could be required. Such disruptions could have a material adverse effect on the Company’s results of operations.

NOTE 12 – EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan covering substantially all U.S. employees who were employed on September 30, 1995. The benefits for this plan were based on the employees’ years of service and the employees’ compensation during the earlier of the three years before retirement or the three years before December 31, 1995. Effective December 31, 1995, the benefits under the Company’s pension plan were frozen. As a consequence, accrued benefits no longer change as a result of an employee’s length of service or compensation. The Company’s funding policy is consistent with the funding requirements of Federal law and regulations.

Net period pension costs for the three months ended December 31, 2004 for this plan were approximately $169 thousand and included interest costs of $289 thousand and amortization of net loss of $178 thousand, offset by expected return on plan assets of $298 thousand. The Company did not make any contribution to the Plan for the three months ended December 31, 2004. Net period pension cost for the three months ended December 31, 2003 for this plan was approximately $205 thousand and included interest costs of $285 thousand and amortization of net loss of $188 thousand, offset by expected return on plan assets of $268 thousand.

The Company has a 401(k) Employee Incentive Savings Plan. This plan allows for employee contributions and matching Company contributions in varying percentages, depending on employee age and years of service, ranging from 50% to 175% of the employees’ contributions. The Company’s contributions under this plan totaled $0.5 million for each of the three month periods ended December 31, 2003 and 2004, and were satisfied by contributions of shares of Company common stock, valued at the market price on the date of the matching contribution.

NOTE 13 – SUBSEQUENT EVENTS

On January 12, 2005, the Company announced to the employees of its East Kilbride, Scotland test facility (“Facility”) that the Company is closing the Facility. For competitive reasons, the Company has been reducing its manufacturing capacity in the U.S. and Europe for several years, while expanding its manufacturing in Asia. All manufacturing and other activities at the Facility ceased on January 12, 2005. Production from the Facility is being transferred to other Company facilities. The Company expects to record a charge of approximately $1.2 million during its second fiscal quarter ended March 31, 2005 for this facility closure.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kulicke and Soffa Industries, Inc.:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Kulicke and Soffa Industries, Inc. and its subsidiaries at September 30, 2004 and September 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

November 18, 2004

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2003	September 30, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,725	$60,333
Restricted cash	2,836	3,257
Short-term investments	4,490	32,176
Accounts receivable, (net of allowance for doubtful accounts: 9/30/03 - $5,929; 9/30/04 - $3,646)	94,144	110,718
Inventories, net	37,906	58,017
Assets held for sale	6,799	6,072
Prepaid expenses and other current assets	11,187	10,310
Deferred income taxes	10,700	12,417

TOTAL CURRENT ASSETS	233,787	293,300

Property, plant and equipment, net	54,439	51,434
Intangible assets, (net of accumulated amortization: 9/30/03 - $26,187; 9/30/04 - $35,209)	66,249	54,045
Goodwill	81,440	81,440
Other assets	6,946	7,463

TOTAL ASSETS	$442,861	$487,682

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	$36	$202
Accounts payable	45,844	50,002
Accrued expenses	41,885	37,660
Income taxes payable	13,394	11,986

TOTAL CURRENT LIABILITIES	101,159	99,850

Long term debt	300,338	275,725
Other liabilities	9,865	8,112
Deferred taxes	31,402	36,975

TOTAL LIABILITIES	442,764	420,662

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Preferred stock, without par value: Authorized - 5,000 shares; issued - none	—	—
Common stock, without par value: Authorized - 200,000 shares; issued and outstanding: 2003 - 50,092; 2004 - 51,162	203,607	213,847
Retained earnings (deficit)	(195,792)	(139,912)
Accumulated other comprehensive loss	(7,718)	(6,915)

TOTAL SHAREHOLDER’S EQUITY	97	67,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$442,861	$487,682

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Fiscal Year Ended September 30,
	2002	2003	2004
Net revenue	$441,565	$477,935	$717,811

Cost of sales	340,745	349,727	486,806

Gross profit	100,820	128,208	231,005

Selling, general and administrative	135,054	102,327	101,225
Research and development, net	51,929	38,121	34,611
Resizing	18,768	(475)	(68)
Asset impairment	31,594	3,629	3,293
Goodwill impairment	74,295	—	—
Amortization of intangibles	9,864	9,260	9,022
Gain on sale of assets	—	—	(1,023)
Loss on sale of product lines	—	5,257	—

Operating expense	321,504	158,119	147,060

Income (loss) from operations	(220,684)	(29,911)	83,945
Interest income	3,758	940	1,109
Interest expense	(18,699)	(17,431)	(10,466)
Charge on extinguishment of debt	—	—	(10,510)
Other income and minority interest	2,010	—	—

Income (loss) from continuing operations before income taxes	(233,615)	(46,402)	64,078
Provision for income taxes for continuing operations	32,561	7,594	7,386

Net income (loss) from continuing operations	(266,176)	(53,996)	56,692
Loss from discontinued operations, net of tax	(7,939)	(22,693)	(432)
Loss on sale of FCT Division, net of tax	—	—	(380)

Net income (loss)	$(274,115)	$(76,689)	$55,880

Net income (loss) per share from continuing operations:
Basic	$(5.41)	$(1.09)	$1.12
Diluted	$(5.41)	$(1.09)	$0.90

Loss per share from discontinued operations:
Basic	$(0.16)	$(0.46)	$(0.02)
Diluted	$(0.16)	$(0.46)	$(0.01)

Net income (loss) per share:
Basic	$(5.57)	$(1.54)	$1.10
Diluted	$(5.57)	$(1.54)	$0.89

Weighted average shares outstanding:
Basic	49,217	49,695	50,746
Diluted	49,217	49,695	68,582

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended September 30,
	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(274,115)	$(76,689)	$55,880

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	44,315	37,852	30,678
Charge on early extinguishment of debt	—	—	10,510
Tax benefit from exercise of stock options	329	89	991
Provision for doubtful accounts	158	519	(850)
Impairment of fixed and intangible assets	31,594	10,502	3,293
Impairment of goodwill	74,295	5,667	—
Loss (gain) on sale of product lines and properties	—	5,257	(1,023)
Deferred taxes	32,808	—	466
Provision for inventory valuations	14,362	3,490	3,566
Non-cash employee benefits	5,061	2,230	2,262
Changes in working capital accounts, net of effect of acquired and sold businesses:
Accounts receivable	(10,188)	(5,531)	(19,293)
Inventories	9,076	2,454	(23,766)
Prepaid expenses and other assets	(1,853)	(1,138)	1,512
Accounts payable and accrued expenses	7,855	(18,142)	1,750
Taxes payable	(4,739)	3,734	1,982
Other, net	(961)	604	3,304

Net cash provided by (used in) operating activities	(72,003)	(29,102)	71,262

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments classified as available for sale	59,224	26,287	17,286
Purchase of investments classified as available for sale	(33,850)	(8,603)	(44,992)
Purchases of plant and equipment	(20,385)	(10,975)	(13,405)
Sale (purchase) of Flip Chip	(96)	—	3,352
Purchase of Probe Tech, net of cash acquired	1,472	—
Proceeds from sale of property and equipment	—	1,643	933

Net cash provided by (used in) investing activities	6,365	8,352	(36,826)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of 0.5% convertible subordinated notes	—	—	199,328
Net proceeds from issuance of 1.0% convertible subordinated notes	—	—	63,189
Purchase of 4.75% convertible subordinate notes	—	—	(178,563)
Purchase of 5.25% convertible subordinate notes	—	—	(127,425)
Payments on borrowings, including capitalized leases	(1,685)	(205)	(93)
Restricted cash	(3,180)	344	(421)
Proceeds from issuances of common stock	1,438	424	4,162

Net cash provided by (used in) financing activities	(3,427)	563	(39,823)

Effect of exchange rate changes on cash and cash equivalents	15	(74)	(5)

Change in cash and cash equivalents	(69,050)	(20,261)	(5,392)
Cash and cash equivalents at:
Beginning of year	155,036	85,986	65,725

End of year	$85,986	$65,725	$60,333

Supplemental Disclosures:
Cash payments for interest	$15,400	$15,700	$11,100
Cash payments for income taxes	$9,200	$4,800	$4,800

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands)

	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Shares	Amount
Balances at September 30, 2001	49,034	$193,058	$155,012	$(9,523)	$338,547

Employer contribution to the Company’s 401K plan	214	2,478			2,478
Exercise of stock options	166	1,438			1,438
Tax benefit from exercise of stock options		329			329
Modification of stock options for terminated employees		2,583			2,583
Components of comprehensive income:
Net loss			(274,115)		(274,115)
Translation adjustment				730	730
Unrealized loss on investments, net				(264)	(264)
Minimum pension liability (net of taxes of $1,294)				(2,403)	(2,403)

Total comprehensive loss					(276,052)

Balances at September 30, 2002	49,414	$199,886	$(119,103)	$(11,460)	$69,323

Employer contribution to Company’s 401K plan	429	2,230			2,230
Employer contribution to Company’s pension plan	150	987			987
Exercise of stock options	99	415			415
Tax benefit from exercise of stock options		89			89
Components of comprehensive income:
Net loss			(76,689)		(76,689)
Translation adjustment				2,953	2,953
Unrealized gain on investments, net				51	51
Minimum pension liability (net of taxes of $397)				738	738

Total comprehensive loss					(72,947)

Balances at September 30, 2003	50,092	$203,607	$(195,792)	$(7,718)	$97

Employer contribution to Company’s 401K plan	214	2,262			2,262
Employer contribution to Company’s pension plan	230	2,825			2,825
Exercise of stock options	626	4,162			4,162
Tax benefit from exercise of stock options		991			991
Components of comprehensive income:
Net income			55,880		55,880
Translation adjustment				445	445
Unrealized loss on investments, net				(42)	(42)
Minimum pension liability (net of taxes of $215)				400	400

Total comprehensive income					56,683

Balances at September 30, 2004	51,162	$213,847	$(139,912)	$(6,915)	$67,020

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation - These consolidated financial statements include the accounts of Kulicke and Soffa Industries, Inc. and its subsidiaries (the “Company”), with appropriate elimination of intercompany balances and transactions.

Nature of Business – The Company designs, manufactures and markets capital equipment, packaging materials and test interconnect solutions and services, maintains, repairs and upgrades assembly equipment. The Company’s operating results depend upon the capital and operating expenditures of semiconductor manufacturers and subcontract assemblers worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly volatile and experiences periodic downturns and slowdowns which have a severe negative effect on the semiconductor industry’s demand for semiconductor capital equipment, including assembly equipment manufactured and marketed by the Company and, to a lesser extent, packaging materials and test interconnect solutions such as those sold by the Company. Over time, these downturns and slowdowns have also adversely affected the Company’s operating results. The Company believes such volatility will continue to characterize the industry and the Company’s operations in the future.

Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas involving the use of estimates in these financial statements include allowances for uncollectible accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets, deferred tax liabilities for undistributed earnings of certain foreign subsidiaries, self insurance reserves, pension benefit liabilities, resizing, warranty and litigation. Actual results could differ from those estimated.

Vulnerability to Certain Concentrations - Financial instruments which may subject the Company to concentration of credit risk at September 30, 2004 and 2003 consist primarily of investments and trade receivables. The Company manages credit risk associated with investments by investing its excess cash in investment grade debt instruments of the U.S. Government, financial institutions and corporations. The Company has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company’s trade receivables result primarily from the sale of semiconductor equipment, related accessories and replacement parts, packaging materials and test interconnect products to a relatively small number of large manufacturers in a highly concentrated industry. The Company continually assesses the financial strength of its customers to reduce the risk of loss. Write-offs of uncollectible accounts have historically not been significant.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Investments - Investments, other than cash equivalents, are classified as “trading,” “available-for-sale” or “held-to-maturity”, in accordance with SFAS 115, and depending upon the nature of the investment, its ultimate maturity date in the case of debt securities, and management’s intentions with respect to holding the securities. Investments classified as “trading” are reported at fair market value, with unrealized gains or losses included in earnings. Investments classified as “available-for-sale” are reported at fair market value, with net unrealized gains or losses reflected as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)). The fair market value of trading and available-for-sale securities are determined using quoted market prices at the balance sheet date. Investments classified as held-to-maturity are reported at amortized cost. Realized gains and losses are determined on the basis of specific identification of the securities sold.

Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company also is subject to concentrations of customers and sales to a few geographic locations, which may also impact the collectability of certain receivables. If economic or political conditions were to change in the countries where the Company does business, it could have a significant impact on the results of its operations, and its ability to realize the full value of its accounts receivable.

Inventories - Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in first-out basis) or market value, except for certain gold inventories on hand that are stated at market value (along with a corresponding liability) in accordance with the terms of our gold supply financing agreement. The Company generally provides reserves for equipment inventory and spare parts and consumable inventories considered to be in excess of eighteen (18) months of forecasted future demand and test interconnect inventory considered to be in excess of 12 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at our customers’ facilities. The Company communicates forecasts of our future demand to its suppliers and adjusts commitments to those suppliers accordingly. If required, the Company reserves for the difference between the carrying value of its inventory and the lower of cost or market value, based upon assumptions about future demand, market conditions and the next cyclical market upturn. If actual market conditions are less favorable than its projections, additional inventory reserves may be required. The Company reviews and disposes of excess and obsolete inventory on a regular basis.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. The cost of additions and those improvements which increase the capacity or lengthen the useful lives of assets are capitalized while repair and maintenance costs are expensed as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives as follows: buildings 25 to 40 years; machinery and equipment 3 to 10 years; and leasehold improvements are based on the shorter of the life of lease or life of asset. Purchased computer software costs related to business and financial systems are amortized over a five year period on a straight-line basis.

Long-Lived Assets – The Company’s long-lived assets include property, plant and equipment, goodwill and intangible assets. Effective October 1, 2001, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with the provisions of this standard, the Company’s goodwill is no longer amortized. The standard also requires that an impairment test be performed to support the carrying value of goodwill at least annually, and whenever events occur that may impact the carrying value of goodwill. The Company’s goodwill impairment test utilizes discounted cash flows to determine fair value and comparative market multiples to corroborate fair value.

The Company’s intangible assets with determinable lives, which are comprised of customer accounts and complete technology in its test interconnect business segment, will continue to be amortized over their estimated useful life. The Company amortizes these intangible assets on a straight-line basis over the estimated period to be benefited by the intangible assets, which it estimates to be 10 years. The Company manages and values its complete technology in the aggregate as one asset group.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the Company’s intangible assets and property, plant and equipment are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. This standard also provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale. The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity’s own assumptions about its use of the asset or asset group and must factor in all available evidence. SFAS No. 144 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Such events include significant under-performance relative to the expected historical or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends and significant changes in market capitalization.

Shipping and Handling Revenues and Costs. In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on issue EITF No. 00-10, Accounting for Shipping and Handling Revenues and Costs. The Task Force concluded that amounts billed to customers related to shipping and handling should be classified as revenue. The Company adopted the consensus in fiscal 2001, and the impact was not material to its financial position and results of operations.

Accounting for Costs Associated with Exit or Disposal Activities - In June 2002, the FASB issued SFAS 146, Accounting for Exit or Disposal Activities which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The Company has adopted this standard and the adoption did not have a material impact on the Company’s financial position and results of operations, however, this standard will in certain circumstances change the timing of recognition of restructuring (resizing) costs.

Foreign Currency Translation – The majority of the Company’s business is transacted in U.S. dollars, however, the functional currency of some of the Company’s subsidiaries is their local currency. For the Company subsidiaries that have a functional currency other than the U.S. dollar, gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net income but are accumulated in the cumulative translation adjustment account as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)), in accordance with SFAS No. 52. Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Gains and losses resulting from foreign currency transactions are included in the determination of net income. Net exchange and transaction gains (losses) were $(900) thousand, $(1.4) million and $120 thousand, for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

Revenue Recognition – The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and it has completed its equipment installation obligations and received customer acceptance, or is otherwise released from its installation or customer acceptance obligations. In the event terms of the sale provide for a lapsing customer acceptance period, revenue is recognized based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. The Company’s standard terms are Ex Works (K&S factory), with title transferring to its customer at the Company’s loading dock or upon embarkation. The Company does have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract.

Research and Development – The Company charges all research and development costs associated with the development of new products to expense when incurred.

Income Taxes - Deferred income taxes are determined using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. No provision is made for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries which are indefinitely reinvested in foreign operations. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Environmental Expenditures – Future environmental remediation expenditures are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

Earnings Per Share - Earnings per share are calculated in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share include only the weighted average number of common shares outstanding during the period. Diluted earnings per share include the weighted average number of common shares and the dilutive effect of stock options and other potentially dilutive securities outstanding during the period, when such instruments are dilutive.

Extinguishment of Debt - In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding FASB Statement No. 4 and FASB No. 64, FASB 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS 13 to eliminate an inconsistency between the accounting for sale leaseback transactions and certain lease modifications that have economic effects that are similar to sale leaseback transactions. The Company has adopted this standard and the adoption did not have a material impact on its financial position and results of operations.

Variable Interest Entities - In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Effective October 1, 2003, the Company identified a business enterprise that qualifies as a variable interest entity and consolidated the entity into the Company’s financial statements in accordance with the new requirements beginning with the quarter ending December 31, 2003. The impact of this change increased the Company’s assets and liabilities by approximately $6.0 million.

Accounting for Stock-Based Compensation – The Company accounts for stock option grants using the “intrinsic value method” prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and discloses the pro forma effect on net income and earnings per share as if the fair value method had been applied to stock option grants, in accordance with SFAS 123, Accounting For Stock-Based Compensation.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of this standard.

Pro forma information regarding net income and earnings per share is required by SFAS 123 for options granted after October 1, 1995 as if the Company had accounted for its stock option grants to employees under the fair value method of SFAS 123. The fair value of the Company’s weighted averages of stock option grants to employees was estimated using a Black-Scholes option pricing model.

The following assumptions were employed to estimate the fair value of stock options granted to employees:

	Fiscal Year Ended September 30,
	2002	2003	2004
Expected dividend yield	—	—	—
Expected stock price volatility	82.95%	84.78%	83.42%
Risk-free interest rate	5.40%	2.89%	3.32%
Expected life (years)	7	5	5

For pro forma purposes, the estimated fair value of the Company’s stock options to employees and directors is amortized over the options’ vesting period. The Company’s pro forma information follows:

	(net loss in thousands) Fiscal Year Ended September 30,
	2002	2003	2004
Net income (loss), as reported	$(274,115)	$(76,689)	$55,880

Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(17,227)	(8,828)	(11,831)

Pro forma net income (loss)	$(291,342)	$(85,517)	$44,049

Net income (loss) per share:
Basic-as reported	$(5.57)	$(1.54)	$1.10

Basic-pro forma	$(5.92)	$(1.72)	$0.87

Diluted - as reported	$(5.27)	$(1.54)	$0.89

Diluted - pro forma	$(5.92)	$(1.72)	$0.72

Reclassifications - Certain amounts in the Company’s financial statements have been reclassified pursuant to the requirements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long Lived Assets”, to reflect the Company’s Flip Chip business unit as a discontinued operation. The 2003 loss on sale of product lines, as further discussed in Note 4, has been reclassified to be included in the operating expenses section of the consolidated statement of operations, from its prior presentation outside of the operating results.

NOTE 2: DISCONTINUED OPERATIONS

In February 1996, the Company entered into a joint venture agreement with Delco Electronics Corporation (“Delco”) providing for the formation and management of Flip Chip Technologies, LLC (“FCT”). FCT was formed to license related technologies and to provide wafer bumping services on a contract basis. In March 2001, the Company purchased the remaining interest in the joint venture owned by Delco for $5.0 million and included FCT in its Advanced Packaging business segment. FCT was not profitable.

In February 2004, the Company sold the assets of FCT for approximately $3.4 million in cash and notes, the agreement by the buyer to satisfy approximately $5.2 million of the Company’s lease liabilities and the assumption of certain other liabilities. The sale included fixed assets, inventories, and intellectual property of the Company’s flip chip business. The major classes of FCT assets and liabilities sold included: $3.6 million in accounts receivable, $119 thousand in inventory, $2.5 million in property, plant and equipment, $119 thousand in other long term assets, $1.5 million in accounts payable and $1.0 million in accrued liabilities. The Company recorded a net loss on the sale of FCT of $380 thousand. The net sales from FCT in fiscal 2004 were $9.4 million and net loss was $432 thousand. FCT has been recorded as a discontinued operation in these financial statements. The Company also reclassified its prior period financial statements to coincide with the current presentation.

The Company recorded revenue and pre-tax loss associated with FCT of $16.4 million and $22.7 million in fiscal 2003 and $23.1 million and $7.9 million in fiscal 2002. The Company recorded no income tax provision or benefit from the loss at FCT in fiscal 2002, 2003 and 2004.

NOTE 3: RESIZING COSTS

The semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001, 2002 and most of 2003. The Company developed formal resizing plans in response to these changes in its business environment with the intent to align its cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. The Company documented and committed to these plans to reduce spending that included facility closings/rationalizations and reductions in workforce. The Company recorded the expense associated with these plans in the period that it committed to the plans. Although the Company made every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

The Company recorded resizing charges of $18.8 million in fiscal 2002 and $4.2 million in fiscal 2001. In fiscal 2004, the Company reversed $68 thousand of these resizing charges and in fiscal 2003 it reversed $475 thousand of these resizing charges as the actual severance costs were less than the cost originally estimated.

In addition to the formal resizing costs identified below, the Company continued (and is continuing) to downsize its operations in fiscal 2002, 2003 and 2004. These downsizing efforts resulted in workforce reduction charges of $4.5 million in fiscal 2004, $5.6 million in fiscal 2003 and $5.0 million in fiscal 2002. In contrast to the resizing plans discussed above, these workforce reductions were not related to formal or distinct restructurings, but rather, the normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce the Company’s cost structure. In addition, during fiscal 2003, if the business conditions were to have improved, the Company was prepared to rehire some of these terminated individuals. These recurring workforce reduction charges were recorded as Selling, General and Administrative expenses.

A table of the charges, reversals and payments of the formal resizing plans initiated in fiscal 2002 appears below:

	(in thousands)
Fiscal 2002 Resizing Plans	Severance and Benefits	Commitments	Total
Provision for resizing plans in fiscal 2002
Continuing operations	9,486	9,282	18,768
Discontinued operations	893		893
Payment of obligations in fiscal 2002	(5,914)	(300)	(6,214)

Balance, September 30, 2002	4,465	8,982	13,447
Change in estimate	(455)	—	(455)
Payment of obligations in fiscal 2003	(3,135)	(3,192)	(6,327)

Balance, September 30, 2003	875	5,790	6,665
Change in estimate	(68)	—	(68)
Payment of obligations	(440)	(2,619)	(3,059)

Balance, September 30, 2004	$367	$3,171	$3,538

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 are described below:

Fourth Quarter 2002

In January 1999, the Company acquired the advanced substrate technology of MicroModule Systems, a Cupertino, California company, to enable production of high density substrates. While showing some progress in developing the substrate technology, the business was not profitable and would have required additional capital and operating cash to complete development of the technology. In light of the business downturn that was affecting the semiconductor industry at the time, in the fourth quarter of fiscal 2002, the Company announced that it could not afford to further develop the substrate technology and would close its substrate operations. As a result, the Company recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. By June 30, 2003, all the positions had been eliminated. The plans have been completed but cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, the Company wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation. This substrate business was included in the Company’s then existing Advanced Packaging business segment.

Third Quarter 2002

As a result of the continuing downturn in the semiconductor industry and the Company’s desire to improve the performance of its test business segment, the Company decided to move towards a 24 hour per-day manufacturing model in its major U.S. wafer test facility, which would provide its customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As a result, in the third quarter of fiscal 2002, the Company announced a resizing plan to reduce headcount and consolidate manufacturing in its test business segment. As part of this plan, the Company moved manufacturing of wafer test products from its facilities in Gilbert, Arizona and Austin, Texas to its facilities in San Jose, California and Dallas, Texas and from its Kaohsuing, Taiwan facility to its Hsin Chu, Taiwan facility. The resizing plan included a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. All of the positions have been eliminated and both facilities have been closed. The plans have been completed but cash payments for the severance, facility and contractual obligations are expected to continue through 2005, or such earlier time as the obligations can be satisfied.

Second Quarter 2002

As a result of the continuing downturn in the semiconductor industry and the Company’s desire to more efficiently manage its business, in the second quarter of fiscal 2002, the Company announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, the Company recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including the Company’s hub blade business) and the move of the Company’s microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

In the second quarter of fiscal 2002, the Company closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit dates that are associated with these closed test facilities.

To reduce the Company’s short term cash requirements, the Company decided, in the fourth quarter of fiscal 2002, not to relocate either its hub blade manufacturing facility from the United States to China or its microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in the Company’s facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002. As a result the Company reduced its expected annual savings from this resizing plan for payroll related expenses by approximately $4.7 million.

Also in the fourth quarter of fiscal 2002, the Company reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses and in the fourth quarter of fiscal 2003 the Company reversed $353 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

As a result of the functional realignment, the Company terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of the Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

The plans have been completed but cash payments for the severance charges are expected to continue into 2005, or such time as the obligations can be satisfied.

NOTE 4: ASSET IMPAIRMENT

In addition to resizing costs (see Note 3), the Company terminated several of its major initiatives in its effort to more closely align its cost structure with expected revenue levels and wrote-down certain assets to their estimated fair market value. As a result, the Company recorded asset impairment charges of $3.3 million in fiscal 2004, $10.5 million ($3.6 in continuing operation and $6.9 million in discontinued operations) in fiscal 2003, and $31.6 million in fiscal 2002.

Fiscal 2004

In fiscal 2004, the Company recorded an asset impairment charge of $3.3 million, $3.2 million of which was due to the write-off of the portion of its complete technology intangible asset (see Note 5 for the Company’s policy on testing its intangible assets for impairment) associated with its PC board fabrication business (which was closed in fiscal 2004) and $110 thousand was associated with the write-down of manufacturing equipment resulting from the closure of a probe card production facility in France.

Fiscal 2003

In fiscal 2003, the Company recorded an asset impairment charge of $10.5 million. The charge included: $6.9 million in its flip chip business unit to write-down assets to their estimated fair market value; $1.7 million associated with manufacturing equipment for a discontinued test product; $1.2 million associated with manufacturing equipment in a downsized test facility in Dallas, Texas; and $730 thousand resulting from the write-down of assets that were sold and assets that became obsolete. In the fourth quarter of fiscal 2003, the Company completed the sale of its sawing and hard material blades product lines as well as its polymer product line. As a result of these transactions, the Company recorded a loss of $5.3 million made up of asset write-offs of $6.5 million offset by cash proceeds of $1.2 million.

Fiscal 2002

In fiscal 2002, the Company recorded an asset impairment of $31.6 million. The charge included: $16.9 million due to the cancellation of a company-wide integrated information system; $8.4 million due to the write-off of assets associated with the closure of the substrates operation; $3.6 million for the write-off of development and license costs of certain engineering and manufacturing software; $1.4 million of write-offs associated with a closed wire facility in Taiwan; and $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which were closed.

NOTE 5: GOODWILL AND INTANGIBLE ASSETS

The intangible assets that are classified as goodwill and those with indefinite lives are not amortized. Intangible assets with determinable lives are amortized over their estimated useful life. The Company performs its annual impairment test at the end of the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. The Company also tests for impairment between its annual tests if a “triggering” event occurs that may have the effect of reducing the fair value of a reporting unit below its carrying value. When conducting its goodwill impairment analysis, the Company calculates its potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. The Company uses the present value of future cash flows from the respective reporting units to determine the implied fair value. The Company’s intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. The Company’s intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. The Company manages and values its complete technology in the aggregate as one asset group.

In fiscal 2002, the Company reviewed its business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: the bonding wire, hub blade, substrate, flip chip and test businesses. The bonding wire and hub blade businesses are included in the Company’s packaging materials segment, the substrate business is included in the Company’s advanced packaging segment and the test business comprises the Company’s test segment and the flip chip business unit is included in discontinued operations. There is no goodwill associated with the Company’s equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, the Company completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

Upon adoption of the standard in fiscal 2002, the Company reclassified $17.2 million of intangible assets relating to an acquired workforce in the test reporting unit into goodwill and correspondingly reduced goodwill by $4.9 million for the deferred tax liability established for basis differences of the workforce intangible for income tax and financial reporting purposes. Also in fiscal 2002, the Company reduced goodwill associated with the test reporting unit by $1.5 million reflecting the settlement of a purchase price dispute with the former owners of Probe Technology and increased goodwill associated with its flip chip reporting unit by $96 thousand reflecting an increase in the cost to purchase the former joint venture partner’s equity share.

In fiscal 2001, 2002 and 2003, the semiconductor industry experienced a severe industry downturn. Due to the prolonged nature of the industry downturn, the Company continually recalibrated its businesses and projections of future operating activities. The Company saw an up-tick in its business in the spring of 2002 and at that time believed in was emerging from the effects of an industry down turn. However, this up-tick in business was not sustained and the Company’s business turned back down in the second half of fiscal 2002. By the end of its fiscal 2002, the Company’s recalibrated forecasts of future cash flows from its test, hub blades and substrate reporting units were substantially lower than in the beginning of that fiscal year, which lead to the closing of the substrate business and an associated write-off of all the substrate intangible assets of $1.1 million and goodwill impairment charges in the test business of $72.0 million and in its hub blades business of $2.3 million. Likewise, by the end of fiscal 2003, the Company’s forecast of future cash flows from its flip chip business unit were lower than previous forecasts and resulted in goodwill and assets impairment charges of $5.7 million (included in discontinued operations) and the subsequent sale of the assets of this business. The Company recorded goodwill impairment charges in the period in which its analysis of future business conditions indicated that the reporting unit’s fair value, and the implied value of goodwill, was less than its respective carrying values.

Due to the amount of goodwill associated with the Company’s test reporting unit, the Company retained a third party valuation firm to assist management in estimating the test reporting unit’s fair value at September 30, 2002. The appraisal was based on discounted cash flows of this reporting unit. The estimated fair value was determined using the Company’s weighted average cost of capital. The estimated fair value was then corroborated by comparing the implied multiples applicable to the test reporting unit’s projected earning to “guideline” companies’ forward earnings and based on this it was determined that they were within the range of the “guideline” companies. The fair value of the Company’s test reporting unit at September 30, 2003 was determined in the same manner, however, as it was greater than the carrying value of the reporting unit, there was no goodwill impairment.

The Company also recorded a goodwill impairment charge at September 30, 2002 in its hub blade reporting unit. The Company calculated the fair value of this reporting unit based on the present value of its projected future cashflows. The estimated fair value was determined using the Company’s weighted average cost of capital. The triggering event for this impairment charge was the recalibrated forecasts, in the fourth quarter of fiscal 2002, when the Company first determined that the fair value of the hub blade reporting unit was less than its carrying value.

As mentioned above, in September 2003, the Company recorded a goodwill impairment charge of $5.7 million (included in discontinued operations) at its flip chip business unit. The fair value of this reporting unit was determined using quoted prices from potential purchasers of this reporting unit. The quoted prices were subsequently confirmed upon the sale of the assets of the flip chip reporting unit in February of 2004. The triggering event for this impairment charge was also recalibrated forecasts in the fourth quarter of fiscal 2003, when the Company determined that the fair value of its flip chip reporting unit was less than its current carrying value.

In fiscal 2004, we performed interim goodwill impairment tests during the quarters ended December 31, 2003 and March 31, 2004 due to the existence of an impairment trigger, which was the losses experienced in our test business. Based on these test results and our annual impairment test, no impairment charge was recorded in fiscal 2004. The fair value of the test reporting unit was based on discounted cash flows of our projected future cash flows from this reporting unit, consistent with the methods used in fiscal 2002 and 2003. We also tested our intangible assets for impairment in the March 2004 quarter, as a result of the sale of certain assets of the test operations and recorded an impairment charge of $3.2 million associated with the reporting unit’s purchased technology intangible asset. See Note 4.

The value of goodwill at September 30, 2003 and 2004 was $81.4 million.

The changes in the value of intangible assets from September 30, 2002 to September 30, 2004 appear below:

	(in thousands)
	Customer Accounts	Complete Technology	Total Intangible Assets
Intangible balance at September 30, 2002	$33,563	$41,946	$75,509
Amortization	(4,112)	(5,148)	(9,260)

Intangible balance at September 30, 2003	29,451	36,798	66,249
Impairment charge	—	(3,182)	(3,182)
Amortization	(4,112)	(4,910)	(9,022)

Intangible balance at September 30, 2004	$25,339	$28,706	$54,045

At September 30, 2004 all intangible assets are recorded in the test business segment. The aggregate amortization expense related to these intangible assets for the twelve months ended September 30, 2004 was $9.0 million compared to $9.3 million in fiscal 2003 and $9.9 million in fiscal 2002. The aggregate amortization expense for each of the next five fiscal years is expected to be $8.8 million.

NOTE 6: COMPREHENSIVE LOSS

At September 30, 2004, the components of Accumulated Other Comprehensive Loss, reflected in the Consolidated Balance Sheet, consisted of the following:

	(in thousands) September 30,
	2003	2004
Loss from foreign currency translation adjustments	$(961)	$(516)
Unrealized gain (loss) on investments, net of taxes	(1)	(43)
Minimum pension liability, net of tax	(6,756)	(6,356)

Other comprehensive loss	$(7,718)	$(6,915)

NOTE 7: INVESTMENTS

At September 30, 2004 and 2003, no short-term investments were classified as held-to-maturity. Investments, excluding cash equivalents, classified as available-for-sale, consisted of the following at September 30, 2004 and 2003:

	(in thousands)
	September 30, 2003			September 30, 2004
Available-for-sale:	Fair Value	Unrealized Gains/ (Losses)	Cost Basis	Fair Value	Unrealized Gains/ (Losses)	Cost Basis
Government and Corporate debt securities	$4,200	$—	$4,200	$31,883	$(64)	$31,947
Adjustable rate notes	290	—	290	293	—	293

Short-term investments classified as available for sale	$4,490	$—	$4,490	$32,176	$(64)	$32,240

In fiscal 2004, the Company purchased $45.0 million of securities it classified as available-for-sale and sold $17.3 million of available-for-sale securities. In fiscal 2003, the Company purchased $8.6 million of securities it classified as available-for-sale and sold $26.3 million of available-for-sale securities.

NOTE 8: BALANCE SHEET COMPONENTS

Inventories consist of the following:

	(in thousands) September 30,
	2003	2004
Raw materials and supplies	$29,654	$45,411
Work in process	11,788	12,350
Finished goods	12,279	13,373

	53,721	71,134
Inventory reserves	(15,815)	(13,117)

	$37,906	$58,017

(1)	To reduce its cost to procure gold, the Company changed its gold supply financing arrangement in June 2004. As a result, gold is no longer treated as consignment goods and is now reflected and included in the Company’s inventory and accounts payable. Accordingly, raw materials inventory at September 30, 2004 includes $11.2 million of gold inventory and accounts payable includes a corresponding liability of $11.2 million. Prior to the June 2004 change in the Company’s gold supply financing arrangement the Company did not reflect gold in its inventory. This accounted for the majority of the increase in raw materials and supplies inventory from September 2003 to September 2004. The Company’s obligation for payment and the price it pays for gold continues to be set at the time and price it ships gold wire to its customers.

Assets held for sale:

In the September 2004 quarter, the Company entered into an agreement to sell land and a building for $11.2 million. Accordingly, the Company reflected the carrying value of the land and building in the amounts of $6.1 million at September 30, 2004 and $6.8 million at September 30, 2003 as assets held for sale.

Property, Plant and Equipment consist of the following:

	(in thousands) September 30,
	2003	2004
Land	$161	$1,843
Buildings and building improvements	17,059	11,533
Machinery and equipment	151,674	132,184
Leasehold improvements	14,767	14,736

	183,661	160,296
Accumulated depreciation	(129,222)	(108,862)

	$54,439	$51,434

Accrued expenses consist of the following:

	(in thousands) September 30,
	2003	2004
Wages and benefits	$17,537	$21,314
Contractural commitments on closed facilities	5,777	3,045
Severance	3,365	2,326
Customer advances	2,549	2,791
Interest on long term debt	3,155	493
Other	9,502	7,691

	$41,885	$37,660

The Company had restricted cash balances of $3.3 million at September 30, 2004 and $2.8 million at September 30, 2003. These restricted cash balances were used to support letters of credit.

NOTE 9: DEBT OBLIGATIONS

Long term debt at September 30, 2003 and 2004 consisted of the following:

Type	Fiscal Year of Maturity	Conversion Price(1)	Rate	(in thousands) Outstanding Balance at September 30,
				2003	2004
Convertible Subordinated Notes	2006	$19.75	5.25%	$125,000	$—
Convertible Subordinated Notes	2007	$22.90	4.75%	175,000	—
Convertible Subordinated Notes	2009	$20.33	0.50%	—	205,000
Convertible Subordinated Notes	2010	$12.84	1.00%	—	65,000
Other(2)				338	5,725

				$300,338	$275,725

(1)	Subject to adjustment.
(2)	Includes a mortgage of $5.5 million held by a limited liability company which the Company began consolidating into its financial statements at December 31, 2003 in accordance with FIN 46.

In the quarter ended December 31, 2003, the Company issued $205 million of 0.5% Convertible Subordinated Notes in a private placement to qualified institutional investors. No principal payments are required until maturity on November 30, 2008, the notes bear interest at 0.5% per annum and the notes are convertible into common stock of the Company at $20.33 per share, subject to adjustment for certain events. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the Company’s 1.0% Convertible Subordinated Notes. There are no financial covenants associated with the notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on May 30 and November 30 each year.

The Company used the majority of the net proceeds from the issuance of the 0.5% Convertible Subordinated Notes to redeem all of its $175 million of 4.75% Convertible Subordinated Notes at a redemption price equal to 102.036% of the principal amount of the 4.75% notes. The Company recorded a charge of $6.2 million associated with the redemption of these notes, $2.6 million of which was due to the write-off of unamortized note issuance costs and $3.6 million due to the redemption premium.

In the quarter ended June 30, 2004, the Company issued $65 million of 1.0% Convertible Subordinated Notes in a private placement to qualified institutional investors. No principal payments are required until maturity on June 30, 2010, the notes bear interest at 1.0% per annum and the notes are convertible into common stock of the Company at $12.84 per share, subject to adjustment for certain events. The conversion rights of these notes may be terminated on or after June 30, 2006 if the closing price of the Company’s common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the Company’s 0.5% Convertible Subordinated Notes. There are no financial covenants associated with the 1.0% notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on June 30 and December 30 each year.

The Company used the net proceeds from the issuance of the 1.0% Convertible Subordinated Notes along with cash remaining from the issuance of the 0.5% Convertible Subordinated Notes and cash from operations to purchase all of the its 5.25% Convertible Subordinated Notes at a purchase prices between 101.0% and 102.1% of the principal amount of the 5.25% notes. The Company recorded a charge of $4.4 million associated with the purchase of these notes, $2.0 million of which was due to the write-off of unamortized note issuance costs and $2.4 million due to the purchase premium.

NOTE 10: SHAREHOLDERS’ EQUITY

Common Stock

In fiscal 2004, the Company’s common stock increased by $4.2 million reflecting the proceeds from the exercise of employee and director stock options, $991 thousand due to a tax benefit associated with the exercise of the stock options, $2.3 million due to the issuance of common stock as matching contributions to the Company’s 401(k) saving plan, and $2.8 million due to the Company’s contribution of common stock to its pension plan.

Stock Option Plans

The Company has five employee stock option plans (the “Employee Plans”) pursuant to which options have been or may be granted at 100% of the market price of the Company’s Common Stock on the date of grant. Options granted under the Employee Plans are exercisable at such dates as are determined in connection with their issuance, but not later than ten years after the date of grant. No compensation expense has been recognized related to the employee stock based plans.

The following summarizes all employee stock option activity for the three years ended September 30, 2004:

	(Option amounts in thousands) September 30,
	2002		2003		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of period	5,832	$12.16	7,320	$12.92	8,587	$10.57
Granted	2,519	14.64	2,459	3.45	1,929	12.04
Exercised	(160)	9.21	(91)	4.41	(592)	6.84
Terminated or canceled	(871)	13.52	(1,101)	10.48	(1,764)	12.05

Options outstanding at end of period	7,320	12.92	8,587	10.57	8,160	10.90

Options exercisable at end of period	2,922	11.02	4,453	11.84	4,451	11.55

The following table summarizes information concerning currently outstanding and exercisable employee options at September 30, 2004:

(Option amounts in thousands)

Options Outstanding				Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.44 - $3.21	1,409	7.4	$2.95	320	$2.95
$ 3.22 - $6.41	480	2.4	5.48	434	5.48
$ 6.42 - $9.62	663	3.9	6.72	663	6.72
$ 9.63 - $12.03	295	6.8	10.43	256	10.25
$ 12.04 - $16.03	3,819	6.7	13.01	1,816	13.61
$ 16.04 - $19.24	1,482	5.7	16.55	953	16.77
$19.25 $22.44	—	—	—	—	—
$22.45 $28.86	—	—	—	—	—
$28.87 $32.06	12	5.4	32.06	9	32.06

	8,160	6.2	10.90	4,451	11.55

The Company also maintains two stock option plans for non-officer directors (the “Director Plans”) pursuant to which options to purchase shares of the Company’s Common Stock at an exercise price of 100% of the market price on the date of grant are issued to each non-officer director each year. Options to purchase 510,000 shares at an average exercise price of $15.19 were outstanding under the Director Plans at September 30, 2004, of which options to purchase 330,500 shares were exercisable. In fiscal 2004, 2003 and 2002, there were 10,000, 8,000 and 6,000 options, respectively, exercised under the Director Plans at an average exercise price of $3.13, $2.75 and $1.69, respectively. No compensation expense has been recognized related to our Director stock based plans.

At September 30, 2004, 12.3 million shares were reserved for issuance and 4.1 million shares were available for grant in connection with the Employee Plans and 920 thousand shares were reserved for issuance and 410 thousand shares were available for grant in connection with a Director Plan.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan covering substantially all U.S. employees who were employed on September 30, 1995. The benefits for this plan were based on the employees’ years of service and the employees’ compensation during the three years before retirement. The Company’s funding policy is consistent with the funding requirements of U.S. Federal employee benefit and tax laws. Effective December 31, 1995, the benefits under the Company’s pension plan were frozen. As a consequence, accrued benefits no longer change as a result of an employee’s length of service or compensation.

Detailed information regarding the Company’s defined benefit pension plan is as follows:

	(in thousands) Fiscal Year Ended September 30,
	2002	2003	2004
Change in benefit obligation:
Benefit obligations at beginning of year:	$15,359	$17,587	$19,367
Interest cost	1,094	1,122	1,139
Benefit paid	(636)	(678)	(859)
Actuarial (gain) loss	1,770	1,336	20

Benefit obligation at end of year	$17,587	$19,367	$19,667

Change in plan assets:
Fair value of plan assets at beginning of year:	$11,181	$9,084	$12,398
Actual return on plan assets	(1,612)	2,357	953
Employer contributions	151	1,635	2,824
Benefits paid	(636)	(678)	(859)

Fair value of assets at end of year	$9,084	$12,398	$15,316

Reconciliation of funded status:
Funded status	$(8,503)	$(6,968)	$(4,351)
Unrecognized actuarial loss	11,530	10,395	9,780

Net amount recognized at year-end	$3,027	$3,427	$5,429

Amount recognized in the statement of financial position consists of:
Accrued benefit liability	(8,503)	$(6,968)	$(4,351)
Accumulated other comprehensive income/ Unrecognized net loss	11,530	10,395	9,780

Net amount recognized at year-end	$3,027	$3,427	$5,429

Components of net periodic benefit cost:
Interest Cost	1,094	$1,122	$1,140
Expected return on plan assets	(875)	(751)	(1,072)
Recognized actuarial loss	560	865	754

Net periodic benefit cost	$779	$1,236	$822

Weighted-average assumptions as of September 30:
Discount rate	6.50%	6.00%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	*	*	*

*	Not applicable due to the December 31, 1995 benefit freeze

The Company’s pension plan weighted-average asset allocations at September 30, 2004 and 2003 by asset category were as follows:

	Plan Assets at September 30,
Asset Category:	2003	2004

Equity securities (1)	65%	63%
Debt securities	33%	32%
Other	2%	5%

	100%	100%

(1)	Equity securities include Kulicke and Soffa Industries, Inc. Common stock in the amounts of $1,627,500 (13%) and $791,000 (5%) at September 30, 2003 and 2004, respectively.

The Company has adopted an investment policy for its pension plan assets which emphasizes capital appreciation and, secondarily, dividend and interest income. The Company’s primary goal is to grow the pension plan’s assets for the benefit of the pension plan participants and their beneficiaries. To achieve this, the pension plan retains a professional investment advisor and invests pension plan assets in equity and fixed income securities. The Company’s investment policy permits investments in, but not limited to, mutual funds, common stocks, U.S. Government and Agency securities, preferred stock and money market funds and it prohibits investments in, but not limited to, private placements, limited partnerships, venture-Capital Investments and real-estate properties. The company’s investment policy also prohibits short selling and margin transactions. The Company has the following target mixes for these asset classes, which are readjusted quarterly, when an asset class weighting deviates from the target mix, with the goal of achieving the required return at a reasonable risk level:

Asset Category:	Target Mix(1)

Equity securities	60%
Debt securities	40%

100%

(1)	Actual mix may vary from the target mix due to the holding of temporary cash securities to meet short term plan obligations.

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligations when due. The Company uses long-term historical actual return experiences with consideration to the investment mix of the pension plan’s assets and future estimates of long-term investment returns to develop its expected rate of return assumptions used in calculating the net periodic pension cost.

The Company contributed approximately $2.8 million (based on the market price at the time of contribution) in Company stock to the Plan in Fiscal 2004 and $1.0 million in fiscal 2003. In fiscal 2005, the Company expects to make a contribution of Company common stock of approximately 10% of the market value of assets at the time of the contribution. Employee contributions are neither required nor permitted.

Estimated future benefit payments for each of the next five fiscal years and the next five fiscal years in aggregate are as follows:

Fiscal year ending:
September 30, 2005	$758,049
September 30, 2006	753,520
September 30, 2007	844,873
September 30, 2008	925,777
September 30, 2009	994,252
September 30, 2010 - September 30, 2014	5,495,138

The Company’s foreign subsidiaries have retirement plans that are integrated with and supplement the benefits provided by laws of the various countries. They are not required to report nor do they determine the actuarial present value of accumulated benefits or net assets available for plan benefits. On a consolidated basis, pension expense was $1.9 million, $2.5 million and $1.4 million, in fiscal 2004, 2003 and 2002, respectively.

The Company has a 401(k) Employee Incentive Savings Plan. This plan allows for employee contributions and matching Company contributions in varying percentages, depending on employee age and years of service, ranging from 50% to 175% of the employees’ contributions. The Company’s contributions under this plan totaled $2.3 million, $2.2 million and $2.5 million in fiscal 2004, 2003 and 2002, respectively, and were satisfied by contributions of shares of Company common stock, valued at the market price on the date of the matching contribution.

NOTE 12: INCOME TAXES

Income (loss) before income taxes consisted of the following:

	(in thousands) Fiscal Year Ended September 30,
	2002	2003	2004
United States operations	$(270,008)	$(56,385)	$25,927
Foreign operations	36,393	9,983	38,151

	$(233,615)	$(46,402)	$64,078

The provision (benefit) for income taxes include the following:

	(in thousands) Fiscal Year Ended September 30,
	2002	2003	2004
Current:
Federal	$(7,376)	$—	$579
State	20	—	663
Foreign	7,109	7,594	5,678
Deferred:
Federal	32,808	—	574
Foreign	—	—	(108)

	$32,561	$7,594	$7,386

The provision (benefit) for income taxes differed from the amount computed by applying the statutory federal income tax rate as follows:

	(in thousands) Fiscal Year Ended September 30,
	2002	2003	2004
Computed income tax expense (benefit) based on U.S. statutory rate	$(84,544)	$(24,183)	22,199
Effect of earnings of foreign subsidiaries subject to different tax rates	708	(1,565)	(1,973)
Benefits from Israeli and Singapore Approved Enterprise Zones	(5,890)	706	(4,784)
Tax credit write-offs	12,167	—
Effect of Permanent Items	—	—	(1,237)
Benefits of net operating loss and tax credit carryforwards and change in valuation allowance	65,327	12,059	(11,185)
Non-deductible goodwill impairment and amortization	22,475	—	—
Foreign dividends	24,968	19,600	3,912
Write off of In-Process Research and Development	(343)	—	—
Effect of revisions of permanent items	(2,456)	—	—
State income tax expense	—	—	404
Other, net	149	977	50

	$32,561	$7,594	$7,386

Undistributed earnings of certain foreign subsidiaries for which taxes have not been provided approximate $54.1 million at September 30, 2004. Such undistributed earnings are considered to be indefinitely reinvested in foreign operations.

Undistributed earnings approximating $48.3 million are not considered to be indefinitely reinvested in foreign operations. Accordingly, as of September 30, 2004, deferred tax liabilities of $24.2 million including withholding taxes have been provided.

On October 22, 2004 the U.S. Government passed the American Jobs Creation Act. The Act provides for certain tax benefits including but not limited to the reinvestment of foreign earnings in the United States. The Company is currently evaluating the Act and may or may not benefit from such provisions.

Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities as measured by the current tax rates. The net deferred tax balance is composed of the tax effects of cumulative temporary differences, as follows:

	(in thousands) September 30,
	2003	2004
Inventory reserves	$3,343	$3,352
Warranty accrual	339	390
Other accruals and reserves	6,893	8,542
Revenue recognition	125	133

Total short-term deferred tax asset	$10,700	$12,417

Intangible assets	$7,901	$11,091
Domestic tax credit carryforwards	4,847	5,427
Domestic NOL carryforwards	89,811	82,000
Foreign NOL carryforwards	14,435	9,110

	116,994	107,628
Valuation allowance	(100,728)	(97,860)

Total long-term deferred tax asset	$16,266	$9,768

Repatriation of foreign earnings, including foreign withholding taxes	$23,441	$24,230
Depreciable assets	(24)	4,561
Intangible assets	20,845	17,470
Prepaid expenses and other	3,406	482

Total long-term deferred tax liability	$47,668	$46,743

Net long-term deferred liability	$31,402	$36,975

The Company has U.S. net operating loss carryforwards, state net operating loss carryforwards, and tax credit carryforwards of approximately $186.4 million, $290.1 million, and $5.4 million, respectively, that will reduce future taxable income. These carryforwards can be utilized in the future, prior to expiration of certain carryforwards in 2009 through 2023.

In the fourth quarter of fiscal 2002, as part of the income tax provision for the period, the Company recorded a charge of $65.3 million for the establishment of a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carryforwards. The Company determined that the valuation allowance was required based on its losses, which are given substantially more weight than forecasts of future profitability in the evaluation. No tax benefits were recorded in respect of U.S. net operating losses incurred during fiscal 2003. The Company established a valuation allowance of $12.1 million in fiscal 2003 against U.S and foreign net operating losses. In fiscal 2004, the Company reversed the portion of its valuation allowance that was equal to U.S. taxable income. While the Company utilized approximately $11.2 million of its deferred tax asset relating to U.S. operating loss carryforwards in fiscal 2004, the Company has concluded that the current year positive evidence does not outweigh the negative evidence of recent losses. Until the Company utilizes its remaining U.S. operating loss carryforwards or is reasonably assured of future utilization of the loss carryforwards, its income tax provision will reflect foreign taxation, state taxes and U.S. alternative minimum tax.

The Company also has generated losses in certain foreign jurisdictions totaling approximately $25.4 million. Similar to the situation with the U.S. NOL’s, realization of the benefit associated with these foreign loss carryforwards cannot be assured and a full valuation allowance has been provided against the deferred tax assets associated with these carryforwards.

As a result of committing to certain capital investments and employment levels, income from operations in China, Singapore and Israel are subject to reduced tax rates, and in some cases are wholly exempt from taxes.

In China, we expect to benefit from a 100% tax holiday for five years commencing in the first year in which the Company earns taxable income and then a 50% tax holiday for an additional five years. In addition, the company is also benefiting from a 100% perpetual tax holiday in its local jurisdiction. In connection with certain Singapore operations, we expect to benefit from a 100% tax holiday for 10 years effective February 1, 2000. In Israel, we expect to benefit from a reduced tax rate of 10% through fiscal 2008. As a result of these tax holidays, the Company has received tax benefits of approximately $10 million from fiscal 2002 through fiscal 2004.

NOTE 13: SEGMENT INFORMATION

The Company evaluates performance of its segments and allocates resources to them based on income from operations before interest, allocations of corporate expenses and income taxes.

The Company operates primarily in three industry segments: equipment, packaging materials, and test interconnect solutions. The equipment business segment designs, manufactures and markets capital equipment and related spare parts for use in the semiconductor assembly process. The equipment segment also services, maintains, repairs and upgrades assembly equipment. The packaging materials business segment designs, manufactures and markets consumable packaging materials for use on the equipment the Company markets as well as on competitors’ equipment. The packaging materials products have different manufacturing processes, distribution channels and a less volatile revenue pattern than the Company’s capital equipment. The test interconnect business segment was established in fiscal 2001, following the acquisitions of Cerprobe and Probe Tech. The business provides a broad range of products used to test semiconductors during wafer fabrication and after they have been assembled and packaged.

The table below presents information about reported segments:

	(in thousands)
Fiscal Year Ended September 30, 2004	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$361,244	$234,690	$121,877	$—	$717,811
Cost of sales	208,862	182,658	95,286	—	486,806

Gross profit	152,382	52,032	26,591	—	231,005
Operating costs	59,071	22,171	44,899	18,717	144,858
Resizing	—	—	—	(68)	(68)
Asset impairment	—	—	3,293	—	3,293
Gain on sale of assets	—	(229)	(85)	(709)	(1,023)

Income (loss) from operations	$93,311	$30,090	$(21,516)	$(17,940)	$83,945

Segment Assets	$87,771	$122,106	$163,197	$114,618	$487,692
Captial Expenditures	3,583	2,974	3,556	3,292	13,405
Depreciation expense	5,404	3,239	7,476	3,663	19,782

	(in thousands)
Fiscal Year Ended September 30, 2003	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$198,447	$174,471	$104,882	$135	$477,935
Cost of sales	129,092	132,779	87,856	—	349,727

Gross profit	69,355	41,692	17,026	135	128,208
Operating costs	67,490	25,408	41,223	15,587	149,708
Resizing	(175)	(20)	(103)	(177)	(475)
Asset impairment	17	385	3,098	129	3,629
Loss on sale of product line	4,346	911	—	—	5,257

Income (loss) from operations	$(2,323)	$15,008	$(27,192)	$(15,404)	$(29,911)

Segment Assets	$86,650	$94,466	$166,467	$95,278	$442,861
Captial Expenditures	1,433	4,604	4,067	871	10,975
Depreciation expense	7,797	5,879	9,038	4,045	26,759

Fiscal Year Ended September 30, 2002	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$169,469	$157,176	$114,698	$222	$441,565
Cost of sales	142,965	118,080	79,686	14	340,745

Gross profit	26,504	39,096	35,012	208	100,820
Operating costs	85,020	27,242	52,117	32,468	196,847
Resizing	4,781	167	4,715	9,105	18,768
Asset impairment	2,165	2,874	1,245	25,310	31,594
Goodwill impairment	—	2,295	72,000		74,295

Income (loss) from operations	$(65,462)	$6,518	$(95,065)	$(66,675)	$(220,684)

Segment Assets	$119,831	$87,689	$175,480	$155,682	$538,682
Captial Expenditures	5,237	6,020	1,452	7,676	20,385
Depreciation expense	8,898	5,564	10,210	7,671	32,343

Intersegment sales are immaterial. Operating expenses identified as Corporate, Other and Eliminations consist entirely of corporate expenses. Assets identified as Corporate, Other and Eliminations consist of all cash and short-term investments of the Company and corporate income tax assets.

The Company’s market for its products is worldwide. The table below presents destination sales to unaffiliated customers and long-lived assets by country:

	(in thousands)
Fiscal year ended September 30, 2004	Destination Sales	Long- Lived Assets(1)
Taiwan	$181,374	$1,505
United States	100,657	167,077
Malaysia	91,323	9
Korea	70,790	26
Singapore	70,453	8,619
China	36,612	5,065
Japan	35,190	264
Hong Kong	23,117	12
Philippines	21,086	7
Israel	1,553	7,055
All other	85,656	3,352

	$717,811	$192,991

Fiscal year ended September 30, 2003	Destination Sales	Long- Lived Assets(1)
Taiwan	97,378	1,823
United States	$94,790	$181,589
Malaysia	59,641	9
Singapore	46,389	9,066
Korea	40,933	5
Japan	24,107	497
Philippines	19,870	2
Hong Kong	15,060	23
China	13,296	4,765
Israel	2,641	7,316
All other	63,830	3,832

	$477,935	$208,927

Fiscal year ended September 30, 2002	Destination Sales	Long- Lived Assets(1)
United States	$115,133	$221,624
Taiwan	110,962	2,198
Malaysia	45,923	31
Singapore	40,389	11,366
Korea	17,846	10
Japan	17,294	846
Philippines	15,167	16
Hong Kong	11,222	40
Israel	3,135	11,054
All other	64,494	5,173

	$441,565	$252,358

(1)	Goodwill, Intangible Assets and Property, Plant and Equipment, net.

NOTE 14: OTHER FINANCIAL DATA

In fiscal 2004, the Company recorded in Selling General and Administrative expenses a variable expense of $10.3 million for incentive compensation. The Company recorded no incentive compensation expense in fiscal 2003 or 2002. Maintenance and repairs expense totaled $3.7 million, $3.6 million and $4.2 million for fiscal 2004, 2003 and 2002, respectively. Warranty and retrofit expense was $3.1 million, $2.5 million and $3.4 million for fiscal 2004, 2003 and 2002, respectively. Rent expense for fiscal 2004, 2003 and 2002 was $7.6 million, $11.2 million and $11.6 million, respectively.

The Company recorded other income of $2.0 million in fiscal 2002 as the result of a cash settlement of an insurance claim associated with a fire in the Company’s expendable tool facility.

NOTE 15: EARNINGS PER SHARE

Basic net income (loss) per share (“EPS”) is calculated using the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income (loss) per share assumes the exercise of stock options and the conversion of convertible securities to common shares unless the inclusion of these will have an anti-dilutive impact on net income (loss) per share. In addition, in computing diluted net income (loss) per share, if convertible securities are assumed to be converted to common shares, the after-tax amount of interest expense recognized in the period associated with the convertible securities is added back to net income. In the fiscal 2004, $5.2 million of after-tax interest expense, related to the convertible subordinated notes, was added to the Company’s net income to determine the numerator for the diluted earnings per share calculation. In fiscal 2002 and 2003, the exercise of stock options and the conversion of the convertible subordinated notes were not assumed since their conversion to common shares would have an anti-dilutive effect due to the Company’s net loss position.

A reconciliation of weighted average shares outstanding – basic to the weighted average shares outstanding-diluted appears below:

	(shares in thousands) Fiscal Year Ended September 30,
	2002	2003	2004
Weighted average shares outstanding - Basic	49,217	49,695	50,746
Potentially dilutive securities:
Stock options	*	*	1,418
1 % Convertible subordinated notes	NA	NA	1,286
1/2% Convertible subordinated notes	NA	NA	8,509
5 1/4% Convertible subordinated notes	*	*	4,806
4 3/4% Convertible subordinated notes	*	*	1,817

Weighted average shares outstanding - Diluted	49,217	49,695	68,582

*	Due to the Company’s net loss in fiscal 2002 and 2003, potentially dilutive securities were deemed to be anti-dilutive for the periods. The weighted average number of shares for potentially dilutive securities (convertible notes and employee and director stock options) for fiscal 2002 and 2003 was 15.2 million and 14.9 million, respectively.

NOTE 16: GUARANTOR OBLIGATIONS, COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Guarantor Obligations

The Company has issued standby letters of credit for employee benefit programs, a facility lease, a customs bond and its wire subsidiary has issued a guarantee for payment under its gold supply financing arrangement. The guarantee for the gold supply financing arrangement is secured by the assets of the Company’s wire manufacturing subsidiary and contains restrictions on that subsidiary’s net worth, ratio of total liabilities to net worth, ratio of EBITDA to interest expense and ratio of current assets to current liabilities.

The table below identifies the guarantees under the standby letters of credit as of September 30, 2004:

Nature of guarantee	Term of guarantee	(in thousands) Maximum obligation under guarantee
Security for the Company’s gold financing arrangement	Expires June 2006	$17,000
Security deposit for payment of employee health benefits	Expires June 2005	1,710
Security deposit for payment of employee worker compensation benefits	Expires July and October 2005	984
Security deposit for a facility lease	Expires July 2005	300
Security deposit for customs bond	Expires July 2005	100

		$20,094

The Company’s products are generally shipped with a one-year warranty against manufacturing defects and the Company does not offer extended warranties in the normal course of its business. The Company establishes reserves for estimated warranty expense when revenue for the related product is recognized. The reserve for estimated warranty expense is based upon historical experience and management estimates of future expenses.

The table below details the activity related to the Company’s reserve for product warranties which is included in accrued expenses in the balance sheet at September 30, 2004:

	(in thousands) September 30,
	2003	2004
Reserve for product warranty at beginning of year	$837	$1,008
Provision for product warranty	2,477	3,092
Product warranty	(2,306)	(3,144)

Reserve for product warranty at end of year	$1,008	$956

Commitments and Contingencies

The Company orders inventory components in the normal course of its business. A portion of these orders are non-cancelable and a portion have varying penalties and charges in the event of cancellation. The total amount of the Company’s inventory purchase commitments, which do not appear on its balance sheet, as of September 30, 2004 was $40.1 million. If business conditions were to change and the Company was unable to cancel purchase commitments without penalty or payment its financial condition and operating results could be adversely affected.

In September 2004, the tax authority in Singapore notified the Company that it believes Goods and Services Tax (“GST”) in the amount of $3.3 million is owed on the return of gold scrap to the Company’s former gold supplier over the period from 1998 to 2004. The Company does not agree with this assessment and has filed an objection. In event the Company is unsuccessful in its appeal, the Company believes it will recover the cost from its former gold supplier. Considering these intentions, no accrual for this contingency has been included in the Company’s financial statements. The Company believes that resolution of this matter may take two to three years.

The Company has obligations under various operating leases, primarily for manufacturing and office facilities, which expire periodically through 2012. Minimum rental commitments under these leases (excluding taxes, insurance, maintenance and repairs, which are also paid by the Company), are as follows: $8.6 million in fiscal 2005; $5.8 million in fiscal 2006; $3.8 million in fiscal 2007; $2.8 million in fiscal 2008; $2.5 million in 2009 and $10.6 million thereafter.

From time to time, third parties assert that the Company is, or may be, infringing or misappropriating their intellectual property rights. In such cases, the Company will defend against claims or negotiate licenses where considered appropriate. In addition, some of the Company’s customers are parties to litigation brought by the Lemelson Medical, Education and

Research Foundation Limited Partnership (the “Lemelson Foundation”), in which the Lemelson Foundation claims that certain manufacturing processes used by those customers infringe patents held by the Lemelson Foundation. The Company has never been named a party to any such litigation. Some customers have requested that the Company indemnify them to the extent their liability for these claims arises from use of the Company’s equipment. The Company does not believe that products sold by it infringe valid Lemelson patents. If a claim for contribution was brought against the Company, the Company believes it would have valid defenses to assert and also would have rights to contribution and claims against the Company’s suppliers. The Company has not incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim and the Company does not believe that these claims will materially and adversely affect the Company’s business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and the Company cannot assure you that the resolution of any such claim will not materially and adversely affect the Company’s business, financial condition and operating results.

Concentrations

Sales to a relatively small number of customers account for a significant percentage of the Company’s net sales. In fiscal 2004 and 2003, sales to Advanced Semiconductor Engineering accounted for 17% and 13%, respectively, of the Company’s net sales. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. At September 30, 2004 and 2003, Advanced Semiconductor Engineering accounted for 16% and 10%, respectively, of total accounts receivable. No other customer accounted for more than 10% of total accounts receivable at September 30, 2004 and 2003. The reduction or loss of orders from a significant customer could adversely affect the Company’s business, financial condition, operating results and cash flows.

The Company relies on subcontractors to manufacture to the Company’s specifications many of the components or subassemblies used in its products. Certain of the Company’s products require components or parts of an exceptionally high degree of reliability, accuracy and performance for which there are only a limited number of suppliers or for which a single supplier has been accepted by the Company as a qualified supplier. If supplies of such components or subassemblies were not available from any such source and a relationship with an alternative supplier could not be promptly developed, shipments of the Company’s products could be interrupted and re-engineering of the affected product could be required. Such disruptions could have a material adverse effect on the Company’s results of operations.

NOTE 17: SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Financial information pertaining to quarterly results of operations follows:

	(in thousands, except per share amounts )
Fiscal Year ended September 30, 2004:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$153,869	$221,771	$194,628	$147,543	$717,811
Gross profit	47,362	76,534	65,072	42,037	231,005

Income from operations(1)(2)	12,155	34,409	29,299	8,082	83,945

Income from operations before income taxes	1,778	31,662	25,558	5,080	64,078
Provision for income tax	1,350	1,410	2,877	1,749	7,386
Income (loss) from discontinued FCT operations, net of tax	319	(751)	—	—	(432)
Loss on sale of FCT operations	—	(380)	—	—	(380)

Net income	$747	$29,121	$22,681	$3,331	$55,880

Net income per share:
Basic	$0.01	$0.58	$0.45	$0.07	$1.10
Diluted	$0.01	$0.44	$0.35	$0.05	$0.89

Fiscal Year ended September 30, 2003:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$107,259	$122,280	$123,782	$124,614	$477,935
Gross profit	28,637	34,231	32,103	33,237	128,208

Loss from operations(1)(2)	(9,696)	(8,079)	(4,105)	(8,031)	(29,911)

Loss from operations before income taxes	(13,705)	(12,314)	(8,279)	(12,104)	(46,402)
Provision (benefit) for income tax	1,026	3,318	1,350	1,900	7,594
Loss from discontinued operations, net of tax	(2,924)	(3,659)	(1,723)	(14,387)	(22,693)

Net loss	$(17,655)	$(19,291)	$(11,352)	$(28,391)	$(76,689)

Net loss per share:
Basic	$(0.36)	$(0.39)	$(0.23)	$(0.57)	$(1.54)
Diluted	$(0.36)	$(0.39)	$(0.23)	$(0.57)	$(1.54)

(1)	Represents net sales less costs and expenses but before net interest expense and other income.
(2)	Results for fiscal 2004 include: a reversal of prior year resizing charges in the second quarter of $68 thousand (See Note 3); asset impairment charge(reversal) in the second quarter of $3.3 million (See Note 4); severance associated with workforce reductions in our continuing businesses in the first, second, and fourth quarters of $600 thousand, $3.3 million, and $700 thousand, respectively; and inventory write-downs in the second quarter of $1.5 million.

Results for fiscal 2003 include: a reversal of prior year resizing charges in the first and fourth quarters of $205 thousand and $270 thousand, respectively (See Note 3); asset impairment charges(reversals) in the first, second, third and fourth quarters of $(121) thousand, $1.7 million, $1.2 million and $830 thousand, respectively (See Note 4); severance associated with workforce reductions in our continuing businesses in the first, second, third and fourth quarters of $1.6 million, $2.6 million, $1.0 million and $400 thousand, respectively; and inventory write-downs in the second, third and fourth quarters of $1.0 million, $3.2 million and $900 thousand, respectively; and a loss on the sale of product lines of $5.3 million.

NOTE 18: SUBSEQUENT EVENT (unaudited)

Sales of land and building:

On November 16, 2004, the Company sold land and a building for $11.2 million. This sale will result in a pre-tax gain of approximately $4.6 million, which will be amortized over the eighteen month life of a new lease the Company signed to occupy the sold facility. Future lease payments of $1.2 million and $0.6 million are expected to be made in fiscal 2005 and 2006, respectively, for an aggregate of $1.8 million.

Scotland test facility:

On November 30, 2004, the Company announced to the employees of its East Kilbride, Scotland test facility (“Facility”) that the Company is considering closing the Facility. For competitive reasons, the Company has been reducing its manufacturing capacity in the U.S. and Europe for several years, while expanding its manufacturing in Asia.

Local labor laws and regulations provide for discussions between the Company and employee representatives at the Facility within the next six weeks in order to explore alternatives to closure. The Company has not finally determined to close the Facility but, if the Facility is closed, the Company expects to incur a charge related to severance costs for approximately 38 employees and asset impairments.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The aggregate estimated (other than the registration fee) expenses to be paid by the registrant in connection with the sale of the notes and the underlying common stock are as follows:

Securities and Exchange Commission registration fee	$8,236
Printing and Engraving Expenses	$15,000
Trustee fees and expenses	$10,000
Accounting fees and expenses	$10,000
Legal fees and expenses	$50,000
Miscellaneous	$7,000

Total	$100,236

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our By-laws require us to indemnify any person who was or is a party (or in certain actions is threatened to be made a party) to any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our By-laws provide, however, in the case of an action or suit by or in the right of the Company, that we will not indemnify a director, officer, employee or agent with respect to a matter in which such person has been adjudged liable for negligence or misconduct in the performance of his or her duties to the Company unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Notwithstanding the foregoing, we will indemnify a director (whether or not the action is by or in the right of the Company) unless the director has breached or failed to perform his or her duties and such breach or failure constitutes self-dealing, willful misconduct or recklessness. The determination of whether an individual meets the applicable standard of conduct set forth in our By-laws may be made by disinterested directors, independent legal counsel or our shareholders. In addition, the registration rights agreement pursuant to which the registration statement was filed provides that we and the selling securityholders will indemnify each other and each other’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act, or that we will be entitled to contribution from each other in connection with these liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the three years preceding the filing of this registration statement, we have not sold any of our securities without registration under the Securities Act, except as described below.

On June 30, 2004, we sold $65 million aggregate principal amount of the notes in a private placement under Section 4(2) of the Securities Act in connection with an offering to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act. We offered the notes through the initial purchaser Merrill Lynch, Pierce, Fenner and Smith Incorporated, who purchased the notes from us at 97.5% of the principal amount of the notes.

On June 15, 2004, we issued and contributed 140,000 shares of our common stock with a fair market value of $1,502,200 to Reliance Trust Company, as trustee of our pension plan, in a private placement under Section 4(2) of the Securities Act. We contributed and issued the shares of our common stock to the trust to fund certain obligations to the pension plan.

On January 13, 2004, we issued and contributed 90,000 shares of our common stock with a fair market value of $1,344,600 to Reliance Trust Company, as trustee of our pension plan, in a private placement under Section 4(2) of the Securities Act. We issued and contributed the shares of our common stock to the trust to fund certain obligations to the pension plan.

On December 8, 2003, we sold $20 million aggregate principal amount of our 0.5% convertible subordinated notes due 2008 in a private placement under Section 4(2) of the Securities Act in connection with an offering to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act. We offered the notes through the initial purchaser Deutsche Bank Securities, Inc., who purchased the notes from us at 97.5% of the principal amount of the notes, plus accrued interest.

On November 26, 2003, we sold $185 million aggregate principal amount of our 0.5% convertible subordinated notes due 2008 in a private placement under Section 4(2) of the Securities Act in connection with an offering to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act. We offered the notes through the initial purchaser Deutsche Bank Securities, Inc., who purchased the notes from us at 97.5% of the principal amount of the notes, plus accrued interest.

On June 12, 2003, we issued and contributed 150,000 shares of our common stock with a fair market value of $987,000 to Reliance Trust Company, as trustee of our pension plan, in a private placement under Section 4(2) of the Securities Act. We issued and contributed the shares of our common stock to the trust to fund certain obligations to the pension plan.

ITEM 16. Exhibits and Financial Statement Schedules

(a)	The following exhibits are furnished with this registration statement.

EXHIBIT NUMBER	ITEM
2(i)	Agreement and Plan of Merger, dated as of October 11, 2000, by and among Kulicke and Soffa Industries, Inc., Cardinal Merger Sub., Inc. and Cerprobe Corporation is incorporated herein by reference from Exhibit D(1) to the Company’s Form TO filed on October 25, 2000.

2(ii)	Asset Purchase Agreement, dated as of February 6, 2004, between Flip Chip International, LLC and Flip Chip Technologies, LLC, filed as Exhibit 2.1 to the Company’s Form 10-Q for the quarterly period ended March 31, 2004, is incorporated herein by reference.

3(i)	The Company’s Form of Amended and Restated Articles of Incorporation dated June 14, 2002, filed as Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, is incorporated herein by reference.

3(ii)	The Company’s By-Laws, as amended and restated on February 8, 2005, filed as Exhibit 3(ii) to the Company’s Form 10-Q for the quarterly period ended December 31, 2004, is incorporated herein by reference.

4(i)	Specimen Common Share Certificate of Kulicke and Soffa Industries, Inc., filed as Exhibit 4 to the Company’s Form 8-A12G/A dated September 11, 1995, SEC file number 000-00121, is incorporated herein by reference.

4(ii)	Indenture dated as of November 26, 2003 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iii)	Registration Rights Agreement dated as of November 26, 2003, between the Company and Deutsche Bank Securities Inc. as Initial Purchaser, filed as Exhibit 4.2 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iv)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

4(v)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

5(1)	Opinion of Drinker Biddle & Reath LLP.

EXHIBIT NUMBER	ITEM
10(i)	The Company’s 1988 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(ii)	The Company’s 1988 Non-Qualified Stock Option Plan for Non-Officer Directors (as amended and restated effective February 9, 1999), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999, is incorporated by reference.*

10(iii)	The Company’s 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(iii) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(iv)	2004 Israeli Addendum to the Company’s 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(iv) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.*

10(v)	The Company’s 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (as amended and restated effective March 21, 2003), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vi)	The Company’s 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(ix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vii)	2004 Israeli Addendum to the Company’s 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(vii) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference .*

10(viii)	The Company’s 1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xv) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(ix)	2004 Israeli Addendum to the Company’s 1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(ix) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.*

10(x)	Form of Termination of Employment Agreement signed by Mr. Kulicke (Section 2(a) - 30 months), and Messrs. Carson, Jacobi, Lendner, Salmons, Sawachi, Belani, Griffing, Chylak, Cristallo, Torton, Amweg, Anderson, Hartigan, Kish, Mak, Rheault, Perchick and Beatson (Section 2(a) - 18 months), filed as Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000, is incorporated herein by reference.*

10(xi)	The Company’s 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(xii)	2004 Israeli Addendum to the Company’s 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xii) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.*

10(xiii)	The Company’s Officer Incentive Compensation Plan, effective October 1, 2003, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, is incorporated herein by reference.*

EXHIBIT NUMBER	ITEM

10(xiv)(1)	First Amendment to the Company’s Officer Incentive Compensation Plan, effective October 1, 2003.*

10(xv)(2)	Sale and Buyback of Fine Metal Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and AGR Matthey, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xvi)	Guarantee Issuance Facility Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD, Natexis Banques Populaires, Singapore Branch and Arab Bank plc, Singapore Branch, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xvii)	Debenture, incorporating Fixed and Floating Charges and Assignment of Insurances dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and Natexis Banques Populaires, Singapore Branch, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xviii)(1)	Agreement to Sell and Purchase Real Estate, dated August 25, 2004, as amended on September 15, 2004, between the Company and Good Mac Realty Partners, L.P.

12	Computation of Ratio of Earnings to Fixed Charges.

21	Subsidiaries of the Company, filed as Exhibit 21 to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.

23(i)	Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm).

23(ii)(1)	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).

24(1)	Power of Attorney.

25(1)	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

*	Indicates a Management Contract or Compensatory Plan.

(1)	Previously filed.

(2)	Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted portions have been filed separately with the Commission.

(b)	The following financial statement schedule is furnished on page II-7 of this registration statement:

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change set forth in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time is was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Willow Grove, Commonwealth of Pennsylvania, on February 17, 2005.

KULICKE AND SOFFA INDUSTRIES, INC.

By:	/s/ Maurice E. Carson
Maurice E. Carson
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAMES	CAPACITY	DATE

* /s/ C. Scott Kulicke C. Scott Kulicke	Chairman and Chief Executive Officer (Principal Executive Officer)	February 17, 2005

/s/ Maurice E. Carson Maurice E. Carson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 17, 2005

* /s/ Brian R. Bachman Brian R. Bachman	Director	February 17, 2005

* /s/ Philip V. Gerdine Philip V. Gerdine	Director	February 17, 2005

* /s/ John A. O’Steen John A. O’Steen	Director	February 17, 2005

* /s/ MacDonell Roehm, Jr. MacDonell Roehm, Jr.	Director	February 17, 2005

* /s/ Barry Waite Barry Waite	Director	February 17, 2005

* /s/ C. William Zadel C. William Zadel	Director	February 17, 2005

Power of Attorney:

* By:	/s/ Maurice E. Carson
Maurice E. Carson

KULICKE AND SOFFA INDUSTRIES, INC.

Schedule II-Valuation and Qualifying Accounts

(in thousands)

	Balance at beginning of period	Charged to costs and expenses		Other Additions (describe)		Deductions (describe)		Balance at end of period
Year ended September 30, 2002
Allowance for doubtful accounts	$6,242	$158		$—		$367	(1)	$6,033

Inventory reserve	$29,109	$14,362		$—		$18,624	(2)	$24,847

Valuation allowance for deferred taxes	$20,724	$66,025	(3)	$—		$—		$86,749

Year ended September 30, 2003
Allowance for doubtful accounts	$6,033	$519		$—		$623	(1)	$5,929

Inventory reserve	$24,847	$3,490		$(2,930	)(4)	$9,592	(2)	$15,815

Valuation allowance for deferred taxes	$86,749	$13,979	(3)	$—		$—		$100,728

Year ended September 30, 2004
Allowance for doubtful accounts	$5,929	$(850)		$—		$1,433	(1)	$3,646

Inventory reserve	$15,815	$3,566		$—		$6,264	(2)	$13,117

Valuation allowance for deferred taxes	$100,728	$(11,185	)(5)	$8,317	(6)	$—		$97,860

(1)	Bad debts written off.
(2)	Disposal of excess and obsolete inventory.
(3)	Reflects the increase in the valuation allowance associated with the Company’s U.S. net operating losses and tax credit carryforwards.
(4)	Reflects the sales of the assets of the Company’s sawing and hub blades products lines.
(5)	Reflects the decrease in the valuation allowance associated with the Company’s U.S. net operating losses.
(6)	Reflects adjustment of cumulative timing differences.

EXHIBIT INDEX

EXHIBIT NUMBER	ITEM
2(i)	Agreement and Plan of Merger, dated as of October 11, 2000, by and among Kulicke and Soffa Industries, Inc., Cardinal Merger Sub., Inc. and Cerprobe Corporation is incorporated herein by reference from Exhibit D(1) to the Company’s Form TO filed on October 25, 2000.

2(ii)	Asset Purchase Agreement, dated as of February 6, 2004, between Flip Chip International, LLC and Flip Chip Technologies, LLC, filed as Exhibit 2.1 to the Company’s Form 10-Q for the quarterly period ended March 31, 2004, is incorporated herein by reference.

3(i)	The Company’s Form of Amended and Restated Articles of Incorporation dated June 14, 2002, filed as Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, is incorporated herein by reference.

3(ii)	The Company’s By-Laws, as amended and restated on February 8, 2005, filed as Exhibit 3(ii) to the Company’s Form 10-Q for the quarterly period ended December 31, 2004, is incorporated herein by reference.

4(i)	Specimen Common Share Certificate of Kulicke and Soffa Industries, Inc., filed as Exhibit 4 to the Company’s Form 8-A12G/A dated September 11, 1995, SEC file number 000-00121,is incorporated herein by reference.

4(ii)	Indenture dated as of November 26, 2003 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iii)	Registration Rights Agreement dated as of November 26, 2003, between the Company and Deutsche Bank Securities Inc. as Initial Purchaser, filed as Exhibit 4.2 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iv)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

4(v)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

5(1)	Opinion of Drinker Biddle & Reath LLP.

EXHIBIT NUMBER	ITEM

10(i)	The Company’s 1988 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(ii)	The Company’s 1988 Non-Qualified Stock Option Plan for Non-Officer Directors (as amended and restated effective February 9, 1999), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999, is incorporated by reference.*

10(iii)	The Company’s 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(iii) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(iv)	2004 Israeli Addendum to the Company’s 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(iv) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.*

10(v)	The Company’s 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (as amended and restated effective March 21, 2003), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vi)	The Company’s 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(ix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vii)	2004 Israeli Addendum to the Company’s 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(vii) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.*

10(viii)	The Company’s 1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xv) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(ix)	2004 Israeli Addendum to the Company’s 1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(ix) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.*

10(x)	Form of Termination of Employment Agreement signed by Mr. Kulicke (Section 2(a) - 30 months), and Messrs. Carson, Jacobi, Lendner, Salmons, Sawachi, Belani, Griffing, Chylak, Cristallo, Torton, Amweg, Anderson, Hartigan, Kish, Mak, Rheault, Perchick and Beatson (Section 2(a) - 18 months), filed as Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000, is incorporated herein by reference.*

10(xi)	The Company’s 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(xii)	2004 Israeli Addendum to the Company’s 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xii) to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.*

10(xiii)	The Company’s Officer Incentive Compensation Plan, effective October 1, 2003, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, is incorporated herein by reference.*

EXHIBIT NUMBER	ITEM

10(xiv)(1)	First Amendment to the Company’s Officer Incentive Compensation Plan, effective October 1, 2003.*

10(xv)(2)	Sale and Buyback of Fine Metal Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and AGR Matthey, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xvi)	Guarantee Issuance Facility Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD, Natexis Banques Populaires, Singapore Branch and Arab Bank plc, Singapore Branch, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xvii)	Debenture, incorporating Fixed and Floating Charges and Assignment of Insurances dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and Natexis Banques Populaires, Singapore Branch, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xviii)(1)	Agreement to Sell and Purchase Real Estate, dated August 25, 2004, as amended on September 15, 2004, between the Company and Good Mac Realty Partners, L.P.

12	Computation of Ratio of Earnings to Fixed Charges.

21	Subsidiaries of the Company, filed as Exhibit 21 to the Company’s Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-3 filed December 14, 2004, is incorporated herein by reference.

23(i)	Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm).

23(ii)(1)	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).

24(1)	Power of Attorney.

25(1)	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

*	Indicates a Management Contract or Compensatory Plan.

(1)	Previously filed.

(2)	Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted portions have been filed separately with the Commission.